Exhibit 99.6
EXECUTION COPY
U.S.$2,750,000,000
AMENDED AND RESTATED SENIOR EXPORT AND WORKING CAPITAL
FACILITY AGREEMENT
among
GERDAU AMERISTEEL US INC. and GNA PARTNERS, GP,
as Borrowers,
GERDAU S.A., GERDAU AMERISTEEL CORPORATION, GERDAU AÇOMINAS S.A.,
GERDAU ACOMINAS OVERSEAS LIMITED, GERDAU AÇOS LONGOS S.A., GERDAU
AÇOS ESPECIAIS S.A. and GERDAU COMERCIAL DE AÇOS S.A.,
as Guarantors,
THE BANKS DEFINED HEREIN,
and
JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and
Collateral Agent

Dated as of November 6, 2007

ABN AMRO BANK N.V.,
HSBC SECURITIES (USA) INC. and
J.P. MORGAN SECURITIES INC.,
as Joint Lead Arrangers and
Bookrunners

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,
BANCO DO BRASIL SA NEW YORK BRANCH,
BANCO ITAU BBA S.A. — NASSAU BRANCH,
BANCO ITAU EUROPA S.A. — SUCURSAL FINANCIERA INTERNACIONAL,
BANK OF AMERICA, N.A.,
MIZUHO CORPORATE BANK LTD.,
STANDARD CHARTERED BANK,
SUMITOMO MITSUI BANKING CORPORATION,
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. and
WESTLB AG, NEW YORK BRANCH,
as Mandated Lead Arrangers

Gerdau Amended and Restated
Export and Working Capital Agreement

i

SCHEDULES AND EXHIBITS:

Schedule I	Commitments
Schedule II	Contact Information for Notices
Schedule III	Eligible Buyers
Schedule IV	Designated Eligible Buyers
Schedule V	Gerdau Existing Liens
Schedule VI	Ameristeel Existing Liens
Schedule VII	Taxes

Exhibit A	Forms of Notices of Borrowing
Exhibit B	Forms of Notes
Exhibit C	Form of Security Agreement
Exhibit D	Form of Account Control Agreement
Exhibit E	Form of Designated Eligible Buyer Notice
Exhibit F	Form of Intercompany Export Agreement
Exhibit G	Form of Compliance Certificate
Exhibit H	Forms of Officers’ Certificates
Exhibit I	Form of Change of Control Notice
Exhibit J	Form of Assignment Agreement

               AMENDED AND RESTATED SENIOR EXPORT AND WORKING CAPITAL FACILITY AGREEMENT, dated as of November 6, 2007 (the “Agreement”), among Gerdau Ameristeel US Inc., a corporation organized under the laws of Florida (“Ameristeel US”), GNA Partners, GP, a Delaware general partnership (“GNA Partners” and together with Ameristeel US, each, individually, a “Borrower” and, collectively, the “Borrowers”); Gerdau S.A., a corporation organized under laws of Brazil (“Gerdau”), Gerdau Ameristeel Corporation, a corporation organized under the laws Canada (“Ameristeel”), Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. (collectively, and together with Gerdau and Ameristeel, the “Guarantors”); the financial institutions party hereto from time to time (each, a “Bank” and, collectively, the “Banks”); JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”) and JPMorgan Chase Bank, N.A., as collateral agent (in such capacity, the “Collateral Agent”), which amends and restates the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (the “Original Agreement”), among the Borrowers, the Guarantors, the financial institutions party thereto (the “Original Banks”), the Administrative Agent and the Collateral Agent.
               WHEREAS, immediately prior to the execution and delivery of this Agreement and the amendment and restatement of the Original Agreement pursuant hereto, the Banks entered into the Master Assignment and Acceptance Agreement enabling each Original Bank to assign to each assignee bank thereunder a portion of the rights and obligations of such Original Bank under the Original Credit Agreement in respect of its portion of the loans, its notes and the other rights and obligations of such Original Bank in connection therewith.
               WHEREAS, the parties hereto wish to amend and restate the Original Agreement as set forth herein.
               NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend and restate the Original Agreement as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
               “Account Control Agreement” shall mean the Account Control Agreement among the Collateral Agent, the Intermediary (as defined therein) and the Off-taker, dated as of September 10, 2007, substantially in the form of Exhibit D hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

               “Acquisition” means the acquisition by GCV Inc., a Delaware corporation, a wholly-owned Subsidiary of Ameristeel US, of 100% of the issued and outstanding Capital Stock of Chaparral Steel Company.
               “Acquisition Agreement” means the Agreement and Plan of Merger by and among Ameristeel, GCV Inc. and Chaparral Steel Company, dated as of July 10, 2007.
               “Activation Event” has the meaning set forth in Article IX.
               “Administrative Agent” has the meaning set forth in the preamble.
               “Administrative Agent’s Account” means the account of the Administrative Agent maintained at the Payment Office, with the administrative details set forth below:
JPMorgan Chase Bank, N.A. (ABA # 021000021)
Account No. 9008113381H0975
Attn: Jeremy M. Jones
Ref: Gerdau Ameristeel Clearing Account
               “Advance Transaction” means an advance from a financial institution involving either (i) a foreign exchange contract (ACC — Adiantamento sobre Contrato de Câmbio) or (ii) an export contract (ACE — Adiantamento sobre Contrato de Exportação).
               “Affected Interest Period” has the meaning set forth in Section 4.2.
               “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of such Voting Stock, by contract or otherwise.
               “Agent” means either the Administrative Agent or the Collateral Agent.
               “Agreement” has the meaning set forth in the preamble.
               “Ameristeel” has the meaning set forth in the preamble.
               “Ameristeel Entity” means each of Ameristeel and the Borrowers.
               “Ameristeel US” has the meaning set forth in the preamble.
               “Anti-Terrorism Laws” has the meaning set forth in Section 7.22(a).
               “Applicable Law” means any applicable constitution, treaty, or convention or any applicable statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, approval (including any Governmental Approval), concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by (or any interpretation or administration of any of the foregoing by), any Governmental Authority, whether in effect as of the date hereof or hereafter.
               “Applicable Margin” means at any time, the rate per annum for the Tranche A Loans (the “Tranche A Margin”), the rate per annum for the Tranche B Loans (the “Tranche B Margin”) or the rate per annum for the Tranche C Loans (the “Tranche C Margin”), as applicable, set forth opposite the Rating of Gerdau at such time in the pricing grid below:

S&P Rating of Gerdau	Tranche A Margin	Tranche B Margin	Tranche C Margin

A- or above	0.8750%	1.125%	1.125%
BBB- or above but less than A-	1.000%	1.250%	1.250%
Less than BBB-	1.250%	1.500%	1.500%
For purposes of the definition of “Applicable Margin”: (a) if a Rating is not in effect, the Applicable Margin will be the percentage set forth opposite the Rating of “Less than BBB-” for S&P; (b) if the Rating shall be changed at any time, any such change shall be effective as of the date on which such change is notified, in writing, to the Administrative Agent by the Borrowers, Gerdau or any Bank; and (c) if S&P shall change the basis on which ratings are established or the nomenclature for ratings issued by it, each reference to the Rating, shall refer to the then equivalent rating by S&P. Subject to clause (b) above, the ratings in effect for any day are those in effect at the close of business on such day in New York City, New York, United States.
               “Availability Expiry Date” means the earlier to occur of (a) the date occurring ninety (90) days after September 10, 2007, and (b) the Borrowing Date.
               “Bank” means each financial institution listed on Schedule I, as well as any institution that becomes a “Bank” hereunder pursuant to Section 13.3.
               “Base Rate” means the fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the greater of: (a) the rate of interest established from time to time by the Administrative Agent in New York as its prime rate (and such term shall not be construed to be its most favorable rate) and (b) 1/2 of one percent per annum above the Federal Funds Rate.
               “Borrowers” has the meaning set forth in the preamble.
               “Borrowing” means the borrowing of the Loans hereunder on a given date.
               “Borrowing Date” means the date on which the Borrowing occurs.
               “Brazil” means the Federative Republic of Brazil.

               “Brazilian GAAP” means the generally accepted accounting principles (as in effect from time to time) in Brazil.
               “Business Day” means a day (other than Saturday or Sunday) on which commercial banks are not authorized or required to close in New York City, New York and, with respect only to any determination of a LIBO Rate, that is also a London Business Day.
               “Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.
               “Capital Stock” means, as to any Person, any and all shares, interests or other equivalents (however designated) or, with respect to Brazilian companies, participations or quotas of capital stock of a corporation, any and all ownership interests in a Person other than a corporation and any and all warrants or options to purchase any of the foregoing which would be shown as capital stock on the consolidated balance sheet of such Person and its consolidated subsidiaries prepared in accordance with GAAP.
               “Change in Control” means that: (a) the Family shall cease to own, directly or indirectly, beneficially and of record, at least a majority of the outstanding Voting Stock of Gerdau or shall cease to have the power to direct or cause the direction of the management and policies of Gerdau, or (b) Gerdau shall cease to own, directly or indirectly, beneficially and of record, at least a majority of the outstanding shares of Voting Stock of each Borrower or any Guarantor (other than Gerdau), or shall cease to have the power to direct or cause the direction of the management and policies of each Borrower or any Guarantor (other than Gerdau).
               “Change of Control Notice” has the meaning specified in Section 2.8(a).
               “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.
               “Collateral Agent” has the meaning set forth in the preamble.
               “Collection Account” means, the securities account of the Off-taker established and maintained at the principal corporate trust office of the Intermediary (as defined in the Account Control Agreement) under the control of the Collateral Agent pursuant to the Account Control Agreement; it being understood that payments made to the Collection Account shall be addressed as follows: JPMorgan Chase Bank, N.A., Houston Texas, ABA # 021000021, Account # 304952265: GERDAU COLLECTION ACCOUNT.
               “Commitment” means, as to each Bank, the aggregate amount of such Bank’s Tranche A Commitment, Tranche B Commitment and Tranche C Commitment as set forth opposite such Bank’s name in Schedule I as the same may be (a) reduced or terminated pursuant to Sections 2.1, 2.9, 2.10 and/or Article X and/or (b) adjusted from time to time as a result of assignments to or from such Bank pursuant to Section 13.3.

               “Commitment Fee” means, with respect to each of the Tranche A Commitment, Tranche B Commitment and Tranche C Commitment, a fee equal to 40% of the Applicable Margin then applicable to the Tranche A Loans, Tranche B Loans and Tranche C Loans, as applicable, calculated on per annum basis on the daily unused portion of the aggregate amount of the Tranche A Commitments, Tranche B Commitments and Tranche C Commitments, commencing on September 17, 2007 until the Availability Expiry Date.
               “Compliance Certificate” has the meaning specified in Section 8.15(f).
               “Consolidated” refers to the consolidation of the financial statements of any person and its subsidiaries in accordance with GAAP.
               “Consolidated Net Tangible Assets” means the total amount of assets of Gerdau or Ameristeel, as applicable, on a consolidated basis less (a) applicable depreciation, amortization and other valuation reserves, (b) all current liabilities excluding intercompany Debt and (c) all goodwill, trade names, trademarks, patents and other intangibles, each as set forth on the most recent financial statements delivered by Gerdau or Ameristeel, as applicable, to the Administrative Agent in accordance with Section 8.4.
               “Consolidated Net Worth” means, on a Consolidated basis, the amount by which assets exceed liabilities for Gerdau.
               “Credit Documents” means, collectively, this Agreement, the Notes, the Security Agreement, the Account Control Agreement, the Intercompany Export Agreement, the Notices of Borrowing, the Fee Letter and each other agreement executed in connection herewith and therein identified as such.
               “Date of Determination” means each March 31, June 30, September 30 and December 31 of each year.
               “Debt” means, with respect to any Person, without duplication:
                    (a) the principal of and premium, if any, in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;
                    (b) all Capital Lease Obligations of such Person;
                    (c) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable or other short-term obligations to suppliers payable within 180 days, in each case arising in the ordinary course of business);
                    (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);
                    (e) all Hedging Agreements of such Person;
                    (f) all obligations of the type referred to in clauses (a) through (d) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee (other than obligations of other Persons that are customers or suppliers of such Person for which such Person is or becomes so responsible or liable in the ordinary course of business to (but only to) the extent that such Person does not, or is not required to, make payment in respect thereof);
                    (g) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligations is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligations so secured; and
                    (h) any other obligations of such Person which are required to be, or are in such Person’s financial statements, recorded or treated as debt under GAAP.
               “Default” means an event that (with notice, lapse of time or both) would become an Event of Default.
               “Default Rate” means, at any date of determination, a rate per annum equal to the sum of 2% per annum plus the Applicable Margin plus the LIBO Rate for the then-current Interest Period.
               “Designated Eligible Buyers” means certain Eligible Buyers that are designated by the Off-taker from time to time by written notice to the Collateral Agent for purposes of satisfying the requirements of the Periodic Coverage Amount and that are listed on Schedule IV hereto, as such Schedule may be amended from time to time pursuant to Section 8.15(c) hereof.
               “Designated Eligible Buyer Notice” has the meaning set forth in Article IX.
               “Dollars”, “U.S.$” and “$” mean lawful money of the United States of America.
               “EBITDA” means, for any period, the total earnings of Gerdau, on a Consolidated basis, before income taxes, Interest Expense, depreciation and amortization during such period, eliminating from the calculation of such earnings: (a) any net income or gain (or net loss), net of any tax effect, from any extraordinary items during such period, (b) any interest income during such period, (c) gains or losses on the sale of Property (other than the sale of Property in the ordinary course of business) during such period, (d) any other non-cash items deducted from or included in the calculation of pre-tax net income for such period (other than items that will require cash payments and for which an accrual or reserve has been, or is required by GAAP to be, made), including foreign exchange gains or losses upon loans and foreign currency translation adjustments or monetary correction and (e) any net income or gain (or net loss) on any foreign exchange transactions or net monetary positions during such period.
               “EBITDA to Interest Expense Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (a) EBITDA for the period of the last twelve months to (b) Interest Expense for the period of the last twelve months.
               “Effective Date” means the date on which each of the conditions set forth in Article V was satisfied (or waived in accordance herewith).
               “Eligible Assignee” means (i) KfW IPEX-Bank GmbH and (ii) any other Person (a) having a minimum rating by Moody’s of A1, or comparable rating by S&P; and (b) except if such Person is another Bank or an Affiliate of the assigning Bank, at the time an assignment is effected in accordance with Section 13.3, consented to by the Administrative Agent, such consent not to be unreasonably withheld, and, provided no Event of Default has occurred and is continuing, consented to by Gerdau, such consent not to be unreasonably withheld or delayed.
               “Eligible Buyers” means final buyers of Products from the Off-taker which are (i) as of the Effective Date, set forth on Schedule III hereto and (ii) if added thereafter as contemplated by this Agreement, (A) acceptable to the Majority Banks or (B) either buyers (x) that are located in OECD Countries and with a minimum rating of A- by S&P or A3 by Moody’s, or (y) whose obligations are covered by letters of credit issued by banks with a minimum rating of A- by S&P or A3 by Moody’s, or (z) that enter into sales agreements with the Exporters and/or the Off-taker with payment terms on a cash against documents or on a pre-shipment basis; provided, that, each Eligible Buyer shall not have its principal place of business in a country dealings with which are generally prohibited by applicable U.S. law or by applicable United Nations resolution and shall not be named on any OFAC List. Notwithstanding the above, in no event shall any Obligor or an Affiliate thereof be considered an Eligible Buyer.
               “Environmental Laws” means all Applicable Laws related to pollution, the protection of the environment or the treatment, storage, disposal, release, threatened release or handling of Hazardous Materials, and any specific agreements entered into with any Governmental Authorities that include commitments related to environmental matters.
               “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.
               “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with either Borrower, is treated as a single employer under Section 414(b) or (c) of the

Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
               “ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by either Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by either Borrower or any of its ERISA Affiliates from the PBGC of any notice of its intent to institute proceedings to terminate any Plan or to appoint a trustee to administer any Plan under Section 4042 of ERISA or the providing of notice by a plan administrator of the intent to terminate any Plan under Section 4041 of ERISA; (f) the incurrence by either Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by either Borrower or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from such Borrower or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.
               “Event of Default” has the meaning set forth in Article X.
               “Executive Order” has the meaning set forth in Section 7.22(a).
               “Exercise Notice” has the meaning set forth in Section 2.8(b).
               “Export Receivables” has the meaning set forth in Section 8.15.
               “Exporters” means each of Gerdau, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.
               “Family” means, collectively, the members of the Gerdau Johannpeter family, and their lineal descendants, and trusts that are exclusively for the benefit of any of the foregoing (provided that any of the foregoing has the right to control such trust).
               “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.
               “Fee Letter” means the letter agreement, dated as of August 24, 2007, among the Joint Lead Arrangers, the Administrative Agent, the Collateral Agent, Gerdau and Ameristeel

providing for the payment of fees to the Administrative Agent, the Collateral Agent and the Joint Lead Arrangers in connection herewith (it being understood that, notwithstanding anything herein to the contrary, no Person other than the Joint Lead Arrangers, the Administrative Agent, the Collateral Agent, Gerdau and Ameristeel shall have any rights with respect thereto, including any right to receive a copy thereof).
               “Fees” means each of the fees specified in Article III.
               “Foreign Tax Credit” means any tax credit obtained by each Bank in its country of incorporation as a consequence of withholding tax payments by the Borrowers to the U.S. federal tax authorities on interests paid to the Banks.
               “GAAP” means, with respect to (a) annual financial statements delivered by the Guarantors, US GAAP, (b) all other financial statements delivered by the Guarantors (except Ameristeel), Brazilian GAAP, and (c) all financial statements delivered by Ameristeel or the Borrowers, US GAAP.
               “Gerdau” has the meaning set forth in the preamble.
               “Gerdau Entity” means the Guarantors other than Ameristeel.
               “GNA Partners” has the meaning set forth in the preamble.
               “Governmental Approval” means any action, order, authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration from, by or with any Governmental Authority.
               “Governmental Authority” means any nation or government, any state or municipality, or any other agency, instrumentality or political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government.
               “Guarantor” has the meaning set forth in the preamble.
               “Guaranty” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt of any other Person, including any obligation, direct or indirect, contingent or otherwise, of such other Person: (a) to purchase or pay (or advance or supply funds for the purchase or payment of) any Debt (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase Property, securities and/or services, to take-or-pay or to maintain financial statement conditions or otherwise, other than agreements to purchase Property, securities and/or services at an arm’s-length price in the ordinary course of business) or (b) entered into for the purpose of assuring in any other manner the holder of such Debt of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part); provided that the guarantee by any Person shall not include endorsements by such Person for collection or deposit in the ordinary course of business and unsecured guarantees made for the benefit of any Person pursuant to a vendor financing transaction for the sale of Products to such Person. The term “Guaranty” used as a verb has a corresponding meaning.

               “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, and infectious or medical wastes, regulated pursuant to any Environmental Law.
               “Hedging Agreements” means any agreement in respect of any rate swap transaction, basis swap, forward rate transaction, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions, calculated by reference to the marked-to-market accounting valuation.
               “Intercompany Export Agreement” means the Export Agreement, dated as of September 10, 2007 (as amended from time to time with the consent of the Collateral Agent), among the Exporters and the Off-taker pursuant to which the Exporters shall sell and the Off-taker shall purchase Products.
               “Interest Determination Date” means, with respect to any Interest Period, the second London Business Day prior to the commencement of such Interest Period.
               “Interest Expense” means, for any period, interest expense on the Debt of Gerdau, on a Consolidated basis, including (without duplication): (a) fees (including commitment fees and insurance premiums), (b) net payments under any Hedging Agreement, (c) the interest portion of any deferred payment obligations, (d) all fees and charges owed with respect to letters of credit or performance or other bonds, (e) all accrued or capitalized interest, and (f) any amortization of debt discount; provided that Interest Expense shall not include expenses arising in connection with foreign exchange losses, including foreign exchange losses upon loans and foreign currency translation adjustments or monetary correction.
               “Interest Payment Date” means the last day of each Interest Period.
               “Interest Period” means (i) for all Loans, with respect to the first Interest Period, the period commencing on and including the Borrowing Date and ending on but not including the date that occurs one month after September 10, 2007; (ii) with respect to subsequent Interest Period(s) occurring prior to the date that occurs six months after September 10, 2007 (x) for the Tranche A Loans and Tranche B Loans, the period commencing on and including the last day of the immediately preceding Interest Period and ending on but not including the date that occurs one month thereafter or as otherwise agreed by the Administrative Agent and Ameristeel US, provided that an Interest Period must end on the date that occurs six months after September 10, 2007, and (y) for the Tranche C Loans, the period commencing on and including the last day of the immediately preceding Interest Period and ending on but not including the date that occurs one month thereafter or as otherwise agreed by the Administrative Agent and Ameristeel US (and for the avoidance of doubt, such Interest Periods applicable to Tranche C Loans established pursuant to this subsection (ii) are not required to be consistent with the Interest Periods applicable to Tranche A Loans and Tranche B Loans established pursuant to this subsection (ii)), provided that an Interest Period must end on the date that occurs six months after September 10,

2007; and (iii) with respect to all Loans, each successive six-month period thereafter, provided that:
                    (a) any Interest Period that would otherwise extend beyond a Payment Date shall end on such Payment Date including, without limitation, each Scheduled Maturity Date,
                    (b) any Interest Period that begins on a day for which there is no numerically corresponding day in the subsequent calendar month shall end on the last Business Day of such calendar month,
                    (c) if any such date is not a Business Day such Interest Period shall end on the next Business Day unless such next Business Day would fall in another calendar month, in which case such Interest Period shall end on the preceding Business Day, and
                    (d) the term “Interest Period” shall include any period selected by the Administrative Agent from time to time in accordance with Section 2.9(b).
               “Joint Lead Arranger” means each of ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc.
               “Lending Office” means, for each Bank, the lending office of such Bank (or of an Affiliate of such Bank) designated in its administrative questionnaire or such other office of such Bank (or of an Affiliate of such Bank) located in an OECD Country or Brazil as such Bank may from time to time specify to the Administrative Agent as the office by which its Loan is to be made and maintained; provided that any such other office so specified following the date of this Agreement shall not, at the time such office is so specified, result in an increase of amounts payable by the Borrowers pursuant to Sections 4.1 and 4.5 hereof.
               “LIBO Rate” means, for any Interest Period, the rate for deposits in Dollars for a period equivalent to such Interest Period and in an amount approximately equal to the principal amount of each advance which appears on the Telerate Page 3750 (or such other page as may replace the LIBOR page on that service for the purpose of displaying London interbank offered rates) as of 11:00 a.m., London time, on the second London Business Day next preceding the commencement of such Interest Period. In the event that such rate is not available at such time for any reason, then LIBOR for such Interest Period shall be the arithmetic mean (rounded up to the nearest one sixteenth of one percent (1/16%)) of the respective rates of interest communicated by 3 (three) leading banks chosen by the Administrative Agent (the “Reference Lenders”) to the Administrative Agent as the rate at which each such Reference Lender would offer a deposit in Dollars for a period comparable to such Interest Period and in the amount that is representative for a single transaction in such market at such time to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London Business Day next preceding the commencement of such Interest Period; provided, however, that if any of the Reference Lenders fails so to communicate a rate, LIBOR shall be determined on the basis of the rate or rates communicated to the Administrative Agent by the remaining Reference Lender or Reference Lenders. For the purpose of this definition, “Telerate Page

3750” means the display page designated as Page 3750 of the Telerate Service of Bridge Information Services.
               “Lien” means any mortgage, lien, pledge, usufruct, fiduciary transfer (alienação fiduciária), charge, encumbrance or other security interest or any preferential arrangement (including a securitization) that has the practical effect of creating a security interest.
               “Loans” means the Tranche A Loans, the Tranche B Loans and the Tranche C Loans made by any Bank or by all the Banks, as the context requires, to the Borrowers pursuant to this Agreement.
               “London Business Day” means a day on which dealings in Dollar deposits are carried out in the London interbank market
               “Majority Banks” means, at any time of determination, Banks having more than 50.1% of the aggregate principal amount of the Loans then outstanding or, if no Loans are outstanding, more than 50.1% of the aggregate amount of the Commitments.
               “Margin Stock” has the meaning set forth in Section 7.18.
               “Market Value” means at any time of determination with respect to calculating the Periodic Coverage Amount, the quantity of the Products scheduled to be delivered during the applicable Interest Period multiplied by the US Dollar price(s) established for such Products pursuant to the terms of the Sales Agreements.
               “Master Assignment and Acceptance Agreement” means the Assignment and Acceptance Agreement, dated as of November 6, 2007, between the Banks listed on the signature pages hereto and consented to by the Administrative Agent and Gerdau.
               “Material Adverse Effect” means a material adverse effect on (a) the performance, business, operations, condition (financial or otherwise) or Properties of the Obligors, taken as a whole, (b) the ability of the Obligors, taken as a whole, to perform their payment obligations under the Credit Documents, or (c) the validity or enforceability of any of the Credit Documents against any Obligor.
               “Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.
               “Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
               “Note” has the meaning set forth in Section 2.4(a).
               “Notice of Borrowing” has the meaning set forth in Section 2.2.
               “Obligations” means, without duplication, all amounts owing to the Administrative Agent, the Collateral Agent, the Joint Lead Arrangers or any Bank pursuant to the terms of this Agreement or any other Credit Document.

               “Obligors” means, individually and collectively, the Borrowers and the Guarantors.
               “OECD Country” means, at any time, any nation that is a member of the Organization of Economic Cooperation and Development at such time.
               “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.
               “OFAC Lists” has the meaning set forth in Section 7.22(b)(ii).
               “Off-taker” means Gerdau Acominas Overseas Limited.
               “Off-taker’s Payment Account” means, collectively, the payment accounts of the Off-taker maintained by JPMorgan Chase Bank, N.A., with the administrative details set forth below:
Account number: 400133644
Account number: 400952734
Bank: JPMORGAN CHASE BANK — NY
ABA: 021000021
CHIPS: 0002
SWIFT: CHASUS33
               “Original Agreement” has the meaning set forth in the preamble.
               “Original Banks” has the meaning set forth in the preamble.
               “Organizational Documents” means, with regard to any Person: (a) its articles of incorporation or other similar document, (b) its estatutos sociais, by-laws or other similar document, (c) any certificate of designation or other document to which such Person is party relating to the rights of preferred shareholders or other holders of Capital Stock of such Person, and (d) any shareholder rights agreement, registration rights agreement, joint venture agreement or other similar agreement to which such Person is party.
               “Overall Coverage Amount” means, at any time of determination, an amount equal to 110% of the principal amount of the Loans outstanding at such time.
               “Patriot Act” has the meaning set forth in Section 13.14.
               “Payment Date” means each Interest Payment Date, each Principal Payment Date and each Scheduled Maturity Date.
               “Payment Office” means the office of the Administrative Agent located at JPMorgan Chase Bank, N.A., 1111 Fannin Street, Floor 10, Houston, TX 77002 or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

               “PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.
               “Periodic Coverage Amount” means, for each Interest Period, an amount generated from Export Receivables with a Market Value not less than 125% of the Pre-Export Loans Debt Service Amount applicable to such Interest Period.
               “Person” means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organization, Governmental Authority or other entity of whatever nature.
               “Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which either Borrower or any of its ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
               “Pre-Export Loans” means any Tranche A Loan or Tranche B Loan made by any Bank.
               “Pre-Export Loans Debt Service Amount” means, for each Payment Date, the aggregate amount of principal (if any) and interest due under this Agreement with respect to Pre-Export Loans to be payable on such Payment Date or during the Interest Period ending on such Payment Date (plus any such amounts overdue from prior periods).
               “Principal Payment Date” means each Tranche A Principal Payment Date, each Tranche B Principal Payment Date and each Tranche C Principal Payment Date.
               “Process Agent” has the meaning set forth in Section 13.6(c).
               “Products” means steel products.
               “Property” means any interest in any kind of property or asset, whether real, personal or mixed, moveable or immoveable, tangible or intangible, including without limitation cash, securities, accounts and contract rights.
               “Rating” means, as of any date and with respect to Gerdau, the ratings of S&P then in effect for the senior unsecured long-term foreign currency-denominated debt of Gerdau. Any rating indicated by any other rating agency and any rating indicated for or assigned to any other debt security of the Guarantors shall be disregarded.
               “Register” has the meaning set forth in Section 13.3(b).
               “S&P” means Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. or any successor thereto.
               “Sales Agreement” means each contract or other agreement (which may be formed by exchange of letters, e-mail, other electronic communication or other correspondence

(including purchase orders)) from time to time entered into by the Off-taker with a Designated Eligible Buyer for the sale of Products, free and clear of any Lien other than pursuant to the Security Agreement.
               “Scheduled Maturity Date” means the Tranche A Scheduled Maturity Date, the Tranche B Scheduled Maturity Date and the Tranche C Scheduled Maturity Date, as applicable.
               “Secured Export Notes” means the 7.37% Fixed Rate Notes, Series 2003-A, and the 7.321% Fixed Rate Notes, Series 2004-A, in each case issued by Brazilian Steel Importer Ltd.
               “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.
               “Security Agreement” shall mean the Assignment and Security Agreement among the Collateral Agent, the Off-taker and the Exporters, dated as of September 10, 2007, substantially in the form of Exhibit C hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.
               “Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
               “Specified Representations” means each of the representations and warranties contained in Sections 7.1, 7.6, 7.16 and 7.18.
               “Springing Lien Collateral” shall have the meaning ascribed to it in the Security Agreement.
               “Subsidiary” means, with respect to any Person, any corporation or other entity more than 50% of the Voting Stock in which is owned or controlled, directly or indirectly, by such Person and/or by any Subsidiary of such Person.
               “Taxes” has the meaning set forth in Section 4.5.
               “Total Commitment” means, at any time, the sum of the Commitments of each of the Banks.

               “Total Debt” means, as of any Date of Determination, the aggregate outstanding principal amount of Debt of Gerdau, on a Consolidated basis, as of such day.
               “Total Debt to EBITDA Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (i) Total Debt as of such day to (ii) EBITDA for the last twelve months.
               “Tranche A Loan” means, as to each Bank, the loan made by such Bank hereunder with respect to such Bank’s Tranche A Commitment.
               “Tranche A Commitment” means, as to each Bank, the obligation of such Bank, on and subject to the terms and conditions of this Agreement, to disburse a Tranche A Loan in a principal amount up to but not exceeding the Tranche A Commitment specified opposite such Bank’s name in Schedule 1, as the same may be modified pursuant to the terms hereof. The aggregate amount of the Banks’ Tranche A Commitments is U.S.$1,250,000,000.
               “Tranche A Principal Payment Date” means each of the Interest Payment Dates occurring in the 42nd, 48th and 54th month after September 10, 2007 and the Tranche A Scheduled Maturity Date.
               “Tranche A Scheduled Maturity Date” means September 10, 2012.
               “Tranche B Loan” means, as to each Bank, the loan made by such Bank hereunder with respect to such Bank’s Tranche B Commitment.
               “Tranche B Commitment” means, as to each Bank, the obligation of such Bank, on and subject to the terms and conditions of this Agreement, to disburse a Tranche B Loan in a principal amount up to but not exceeding the Tranche B Commitment specified opposite such Bank’s name in Schedule 1, as the same may be modified pursuant to the terms hereof. The aggregate amount of the Banks’ Tranche B Commitments is U.S.$1,000,000,000.
               “Tranche B Principal Payment Date” means each of the Interest Payment Dates occurring in the 54th, 60th and 66th month after September 10, 2007 and the Tranche B Scheduled Maturity Date; provided, however, that notwithstanding anything contained herein to the contrary, the Tranche B Principal Payment Date that would otherwise have been scheduled to occur on the Interest Payment Date occurring in the 60th month after September 10, 2007 shall instead be scheduled to occur on the first (1st) Business Day following such Interest Payment Date.
               “Tranche B Scheduled Maturity Date” means September 10, 2013.
               “Tranche C Loan” means, as to each Bank, the loan made by such Bank hereunder with respect to such Bank’s Tranche B Commitment.
               “Tranche C Commitment” means, as to each Bank, the obligation of such Bank, on and subject to the terms and conditions of this Agreement, to disburse a Tranche C Loan in a principal amount up to but not exceeding the Tranche C Commitment specified opposite such

Bank’s name in Schedule 1, as the same may be modified pursuant to the terms hereof. The aggregate amount of the Banks’ Tranche C Commitments is U.S.$500,000,000.
               “Tranche C Principal Payment Date” means each of the Interest Payment Dates occurring in the 42nd, 48th and 54th month after September 10, 2007 and the Tranche C Scheduled Maturity Date.
               “Tranche C Scheduled Maturity Date” means September 10, 2012.
               “Trigger Event” has the meaning set forth in Article IX.
               “UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.
               “US GAAP” means, with respect to the generally accepted accounting principles (as in effect from time to time) in the United States of America.
               “Voting Stock” of a Person means Capital Stock in such Person having power to vote for the election of directors or similar officials of such Person or otherwise voting with respect to actions of such Person (other than such Capital Stock having such power only by reason of the happening of a contingency).
               “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
          Section 1.2 Principles of Construction. All references to Sections, Schedules and Exhibits are to Sections, Schedules and Exhibits in or to this Agreement unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
ARTICLE II
AMOUNT AND TERMS OF CREDIT
          Section 2.1 The Commitment.
                    (a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, on the Borrowing Date each Bank with a Tranche A Commitment agrees, severally and not jointly, to make a Tranche A Loan available to Ameristeel US in a single disbursement on the Borrowing Date in an aggregate principal amount up to and including, but not to exceed, as to each such Bank, the aggregate principal amount of such Bank’s Tranche A Commitment.
                    (b) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, on the Borrowing Date each Bank with a Tranche B Commitment agrees, severally and not jointly, to make a Tranche B Loan available to GNA

Partners in a single disbursement on the Borrowing Date in an aggregate principal amount up to and including, but not to exceed, as to each such Bank, the aggregate principal amount of such Bank’s Tranche B Commitment.
                    (c) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, on the Borrowing Date each Bank with a Tranche C Commitment agrees, severally and not jointly, to make a Tranche C Loan available to Ameristeel US in a single disbursement on the Borrowing Date in an aggregate principal amount up to and including, but not to exceed, as to each such Bank, the aggregate principal amount of such Bank’s Tranche C Commitment.
                    (d) Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrower, with respect to the payment and performance of all Obligations hereunder regardless of which Borrower directly receives the proceeds of any Loan. Each Borrower is accepting joint and several liability hereunder in consideration of the financial accommodations to be provided by the Banks under this Agreement, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of each of Borrowers to accept joint and several liability for the obligations of each of them.
                    (e) Amounts repaid or prepaid by or on behalf of the Borrowers in respect of the Loans may not be reborrowed. The Commitment of each Bank shall terminate on the Availability Expiry Date.
          Section 2.2 Notice of Borrowing. The Borrowers shall request the disbursement of the Tranche A Loans, the Tranche B Loans and the Tranche C Loans in accordance with the provisions of Section 2.1 by giving the Administrative Agent prior to 11:00 A.M. (New York time) at least three Business Day’s prior written notice thereof, substantially in the form of Exhibits A-1, A-2 and A-3, as applicable (collectively, the “Notices of Borrowing”). The Notices of Borrowing shall be irrevocable and shall be given by (i) in the case of the Tranche A or Tranche C Loans, Ameristeel US and acknowledged by Gerdau, Ameristeel and GNA Partners or (ii) in the case of the Tranche B Loans, GNA Partners and acknowledged by Gerdau, Ameristeel and Ameristeel US, in each case specifying (x) the aggregate principal amount of the applicable Loans to be made pursuant to the Borrowing, and (y) the date of the Borrowing (which shall be a Business Day). For the avoidance of doubt, the Borrowers agree that the date of the Borrowing shall be the same under each of the Notices of Borrowing and if any Notice of Borrowing is received by the Administrative Agent after 11:00 A.M. (New York time), each of the Notices of Borrowing shall be deemed to be received on the next succeeding Business Day. The Administrative Agent shall promptly give each Bank notice of the proposed Borrowing, of such Bank’s proportionate share thereof and of the other matters specified in each Notice of Borrowing.
          Section 2.3 Disbursement of Funds. No later than 11:00 a.m. (New York time) on the date specified in the Notices of Borrowing, each Bank will make available its pro rata portion (determined in accordance with Section 2.5) of the Borrowing. All such amounts shall be made available in Dollars and in immediately available funds by wire transfer to the Administrative Agent’s Account. The amount so received by the Administrative Agent shall, on the Borrowing Date, be transferred, by 12:00 p.m. (New York time) to the account specified in each respective Notice of Borrowing in Dollars and in immediately available funds by wire transfer.
          Section 2.4 Notes.
                    (a) The Borrowers’ obligation to pay the principal of, and interest on, the Loans made by each Bank shall be evidenced by separate promissory notes for such Bank’s Tranche A Loans, Tranche B Loans and Tranche C Loans, each duly executed and delivered jointly by the Borrowers and guaranteed by the Guarantors, substantially in the form of Exhibits B-1, B-2 or B-3, as applicable, with blanks appropriately completed in conformity herewith (each, a “Note” and, collectively, the “Notes”).
                    (b) The Notes issued on the date hereof to each Bank shall (i) be executed by each of the Obligors, (ii) be payable to the order of such Bank or its registered assigns, (iii) be in a stated principal amount equal to the Tranche A Commitment, the Tranche B Commitment and the Tranche C Commitment of such Bank, (iv) provide for repayment of principal as provided herein, (v) bear interest as provided in Section 2.9 and (vi) be entitled to the benefits of this Agreement and the other Credit Documents.
                    (c) Each Bank will note on its internal records the amount of the Loans made by it and each payment in respect thereof. Failure to make any such notation or the making of an incorrect notation shall not affect the Borrowers’ obligations in respect of the Loans.
          Section 2.5 Pro Rata Borrowing. The Loans made under this Agreement shall be disbursed by the Banks pro rata on the basis of their respective Tranche A Commitments, Tranche B Commitments and Tranche C Commitments, to the extent a Bank has a Tranche A Commitment, Tranche B Commitment or a Tranche C Commitment. It is understood that no Bank shall be responsible for any default by any other Bank of its obligation to make Loans hereunder and that each Bank shall be obligated to make the Loans provided to be made by it hereunder regardless of the failure of any other Bank to make its Loans hereunder.
          Section 2.6 Repayments. The Borrowers shall repay, in accordance with the procedures set forth in Section 2.10, the full principal amount of the Loans as follows:
                    (a) subject to Section 2.1(d), the Tranche A Loans shall be repaid in four (4) equal installments on each of the Tranche A Principal Payment Dates by Ameristeel US,
                    (b) subject to Section 2.1(d), the Tranche B Loans shall be repaid in four (4) installments on each of the Tranche B Principal Payment Dates by GNA Partners, so that the first installment is in an amount equal to 24% of the principal amount of the Tranche B Loans, the second installment is in an amount equal to 26% of the principal amount of the Tranche B Loans, and the third and fourth installments are each in an amount equal to 25% of the Tranche B Loans, and
                    (c) subject to Section 2.1(d), the Tranche C Loans shall be repaid in four (4) equal installments on each of the Tranche C Principal Payment Dates by Ameristeel US.

          Section 2.7 Voluntary Prepayments. The Borrowers shall have the right to prepay Loans, without premium or penalty, in whole or in part from time to time on the following terms and conditions:
                    (a) the Borrowers shall give the Administrative Agent prior to 10:00 A.M. (New York time) at least five (5) Business Days’ prior written notice of (i) their intent to prepay Loans and (ii) the amount of such prepayment, which notice the Administrative Agent shall promptly transmit to each of the Banks;
                    (b) each partial prepayment shall be in an aggregate principal amount of at least U.S.$25,000,000 and, if greater, in integral multiples of U.S.$5,000,000; and
                    (c) if any prepayment of Loans pursuant to this Section 2.7 is made on a day other than the last day of an Interest Period applicable thereto, the Borrowers shall also pay any amounts owing pursuant to Section 4.4.
The Borrowers may elect to apply prepayments to any of the Tranche A Loans, Tranche B Loans and/or Tranche C Loans and to such Loans maturing on (i) the next succeeding Scheduled Maturity Date applicable to such tranche scheduled to occur, (ii) the final Scheduled Maturity Date applicable to such tranche scheduled to occur, or (iii) each remaining Scheduled Maturity Date applicable to such tranche on a pro rata basis. The Borrowers may not prepay any Tranche B Loans pursuant to Section 2.7 with any amounts deposited in the Collection Account pursuant to Section 9.3(c) other than pursuant to Section 9.3(d) or otherwise after an Event of Default has occurred and is continuing.
          Section 2.8 Mandatory Prepayments.
                    (a) Promptly following the occurrence of any Change of Control, and in any event no later than one (1) Business Day after the effective date of such Change of Control, the Borrowers and Gerdau shall notify the Banks of the occurrence of such Change in Control, substantially in the form of Exhibit I hereto (the “Change of Control Notice”). No later than fifteen (15) calendar days after the effective date of such Change in Control, the Borrowers shall provide to the Banks the following documentation, satisfactory to the Administrative Agent:
                    (i) a description of the circumstances or transactions that constituted the Change of Control or comparable corporate reorganization;
                    (ii) a description of the new corporate structure; and
                    (iii) updated financial statements of the Borrowers and the Guarantors and financial information relating to the Persons that acquired Voting Stock and/or the power to direct or cause the direction of the management of Gerdau, either Borrower or a Guarantor, as the case may be, that resulted in such Change in Control.
                    (b) If a Change of Control occurs, the Majority Banks will have the right to cancel the Total Commitment or, if Tranche A or Tranche C Loans have been advanced, to require the Borrowers to repay all of the outstanding Tranche A or Tranche C Loans plus accrued interest thereon, plus any other amounts payable hereunder including, without limitation, any amounts payable pursuant to Section 4.4. The Majority Banks shall be entitled to exercise such rights to cancel the Total Commitment and require mandatory prepayment of outstanding Tranche A or Tranche C Loans by having the Administrative Agent deliver notice thereof (the “Exercise Notice”) to the Borrowers within 30 days of the date the documentation listed in Section 2.8(a)(i), (ii) and (iii) above, in form and substance satisfactory to the Administrative Agent, has been delivered to the Administrative Agent. Any cancellation of the Total Commitment shall be effective as of the date of such notice and any mandatory prepayment required pursuant to this Section 2.8 shall be due and payable on the date occurring five (5) Business Days following such notice. In the event the Administrative Agent shall fail to deliver such notice within such 30-day period, the right of the Majority Banks to require a prepayment of the Tranche A and Tranche C Loans shall lapse and may not be exercised.
                    (c) Together with the delivery of a Change of Control Notice by the Borrowers and Gerdau, GNA Partners will irrevocably offer to prepay the outstanding principal balance of the Tranche B Loans plus accrued interest thereon, plus any amounts payable pursuant to Section 4.4 with respect thereto with the date of such prepayment to be the date occurring five (5) Business Days following the delivery of an Exercise Notice in accordance with subsection (b) above. If no Exercise Notice is delivered in accordance with subsection (b) above, GNA Partners’ irrevocable offer to prepay the Tranche B Loans shall lapse. If the Exercise Notice is delivered in accordance with subsection (b) above, then the delivery of such Exercise Notice shall be deemed to be an acceptance of GNA Partners’ offer to prepay and GNA Partners shall prepay the Tranche B Loans on the date occurring five (5) Business Days following the delivery of the Exercise Notice.
                    (d) Nothing in subsection (c) above limits or otherwise affects the obligations of either Borrower under subsection (b) above or pursuant to Section 2.1(d).
          Section 2.9 Interest.
                    (a) The Borrowers agree to pay interest in respect of the outstanding principal amount of each Loan made to the Borrowers from, and including, the date of the Borrowing thereof to, but excluding, the date such Loan is paid in full, at a rate per annum which shall at all times be equal to the sum of the LIBO Rate plus the Applicable Margin. Accrued (and theretofore unpaid) interest shall be payable (i) in arrears on each Interest Payment Date, (ii) on the date of any prepayment (on the amount prepaid), and (iii) at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.
                    (b) Notwithstanding anything herein to the contrary, at any time following the occurrence and during the continuance of an Event of Default under Section 10.1 (including, without limitation, a failure to pay when due amounts declared due and payable in accordance with Article X following an Event of Default) all amounts then due (including, without limitation and to the extent permitted by Applicable Law, overdue interest in respect of each Loan) shall, in each case, bear interest at the Default Rate and such Default Rate shall be fixed for Interest Periods of such duration as shall be selected by the Administrative Agent which Interest Periods shall not be longer than one (1) month. Interest which accrues under this Section 2.9(b) shall be payable on demand.

                    (c) Upon each Interest Determination Date, the Administrative Agent shall determine the LIBO Rate and shall promptly notify the Borrowers and the Banks thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.
                    (d) If S&P publicly announces a change in the Rating of Gerdau, the Applicable Margin due for the Interest Period for any Loan during which the rating change occurred shall be calculated by the Administrative Agent on a pro rata basis according to the definition of Applicable Margin and based on the number of days during such Interest Period that the original Rating was in effect and the number of days during such Interest Period that the new Rating was in effect.
          Section 2.10 Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement or any Note shall be made without setoff, counterclaim or other defense to the Administrative Agent for the account of the Bank or Banks entitled thereto not later than 1:00 p.m. (New York time) on the date when due (and any payments received after such time shall be deemed received on the next succeeding Business Day) and shall be made in Dollars in immediately available funds to the Administrative Agent’s Account at the Payment Office of the Administrative Agent. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension; provided, however, that if there are no succeeding Business Days in such calendar month, such payment shall be due on the next preceding Business Day. Any payment made to the Administrative Agent in accordance with this Section 2.10 for account of a Bank or Banks shall be deemed to have been a payment made directly to such Bank or Banks solely for the purpose of evidencing satisfaction of the applicable payment obligation by the Borrowers hereunder or under any Note, as the case may be.
          Section 2.11 Payments Pro Rata. The Administrative Agent agrees that promptly after its receipt of each payment or prepayment from or on behalf of the Borrowers in respect of any Obligations hereunder, it shall distribute such payment to the Banks pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received (other than payments made pursuant to Sections 4.1, 4.4 or 4.5 hereof, which shall be distributed pro rata based upon claims made by the Banks under such Sections).
          Section 2.12 Set-Off; Sharing of Payments; Reinstatement.
                    (a) Without limiting any of the obligations of the Obligors or the rights of any Bank under the Credit Documents, if an Event of Default exists pursuant to Section 10.1 of this Agreement, then (to the extent not in violation of Applicable Law) each Bank may, without prior notice to the Obligors (which notice is expressly waived by it to the fullest extent permitted by Applicable Law), set-off and apply against such amount any and all cash deposits (general or special, time or demand, provisional or final, in any currency, matured or unmatured) then held or any other Debt owing by such Bank or any of its Affiliates (in each case, including any branch or agency thereof) to or for the credit or account of any Obligor. Each Bank shall promptly provide notice of any such set-off by it to such Obligor, as applicable, and the

Administrative Agent; provided that failure by such Bank to provide such notice shall not give such Obligor any cause of action or right to damages or affect the validity of such set-off and application.
                    (b) Each of the Banks agrees that, if it should receive any amount in payment of any Obligations owing to it under the Credit Documents (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s lien, by counterclaim or cross action, by the enforcement of any right under the Credit Documents, or otherwise), which is applicable to the payment of the principal of, or interest on, the Loans, or fees due hereunder, of a sum which with respect to the related sum or sums received by other Banks is in a greater proportion than the total of such Obligation then owed and due to such Bank bears to the total of such Obligation then owed and due to all of the Banks immediately prior to such receipt, then such Bank receiving such excess payment shall purchase for cash without recourse or warranty from the other Banks an interest in the Obligations of the Borrowers to such Banks in such amount as shall result in a proportional participation by all the Banks in such amount; provided that if all or any portion of such excess amount is thereafter recovered from such Bank, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.
                    (c) Nothing contained in this Section shall require any Bank to exercise any such right or shall affect the right of any Bank to exercise, and retain the benefits of exercising, any such right with respect to any other Debt or obligation of the Obligors.
                    (d) If any Obligor (or any Person on its behalf) makes a payment to the Administrative Agent, or any Bank exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof subsequently are invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Bank in its discretion) to be repaid to such Obligor (or such Person), a trustee, síndico, receiver or any other Person in connection with any insolvency proceeding or otherwise, then: (i) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (ii) if applicable, each Bank severally agrees to pay to the Administrative Agent upon demand its pro rata share of any amount so recovered from or repaid by the Administrative Agent.
ARTICLE III
FEES
          Section 3.1 Administrative Agent Fee and Collateral Agent Fee. The Borrowers shall pay to the Administrative Agent and to the Collateral Agent when and as due, for their own respective accounts, such fees as have been agreed to in writing in the Fee Letter or as otherwise agreed from time to time.
          Section 3.2 Commitment Fee. The Borrowers agree to pay to the Administrative Agent, for the account of each Bank, the Commitment Fee, payable by the Borrowers on the

Availability Expiry Date; provided if any such date is not a Business Day, the payment date of the Commitment Fee shall be the next Business Day.
          Section 3.3 Other Fees. The Borrowers shall pay, without duplication, to the Administrative Agent for the account of the Joint Lead Arrangers, when and as due, such fees as were agreed to be paid by Gerdau and Ameristeel in the Fee Letter or as otherwise agreed from time to time. Gerdau and Ameristeel shall be relieved of all obligations to pay such fees to the extent that they are paid by the Borrowers.
ARTICLE IV
YIELD PROTECTION, ETC.
          Section 4.1 Increased Costs.
                    (a) If the adoption of any Applicable Law, or any change in any Applicable Law, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by any Bank (or its Lending Office) with any request or directive (whether or not having the force of law) of any Governmental Authority (in each case above, at any time on or after September 10, 2007 with respect to Original Banks and at any time on or after the date hereof with respect to each other Bank), shall impose, modify or deem applicable any reserve (including any such requirement imposed by the Board of Governors of the U.S. Federal Reserve System), special deposit, insurance assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Bank (or its Lending Office) or shall impose upon any Bank (or its Lending Office) or the London interbank market any other condition affecting its Commitment, its Loans, its Note or its obligation to purchase or maintain its Loans, and the result of any of the foregoing is to increase the cost to such Bank (or its Lending Office) of maintaining its Commitment or disbursing or maintaining its Loans, or to reduce the amount of any sum received or receivable by such Bank (or its Lending Office) under this Agreement or under any other Credit Document, then upon the written request of such Bank, the Borrowers shall pay to the Administrative Agent for the account of such Bank such additional amount(s) as will compensate such Bank for such increased cost or reduction. Notwithstanding anything contained herein, the Borrowers shall not be liable for any amount contemplated by this Section 4.1(a) to be paid by the Borrowers that shall arise more than 180 days prior to receipt by the Borrowers of such written request.
                    (b) If any Bank shall have reasonably determined that the adoption of any Applicable Law regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by it (or its Lending Office) with any request or directive regarding capital adequacy (whether or not having the force of law) of any Governmental Authority (in each case above, at any time on or after September 10, 2007 with respect to Original Banks and at any time on or after the date hereof with respect to each other Bank), has or would have the effect of reducing the rate of return on capital of such Bank (or its parent or Lending Office) as a consequence of such Bank’s obligations hereunder, its Commitment or its Loans to a level below that which such Bank (or its parent or Lending Office)

could have achieved but for such adoption, change, request or directive, then upon written demand by such Bank, the Borrowers, from time to time, shall pay to such Bank such additional amount as will compensate such Bank (or its parent or Lending Office, as the case may be) for such reduction. Each Bank shall promptly notify the Borrowers (with a copy to the Administrative Agent) of any event of which it has knowledge that will entitle such Bank to compensation pursuant to this Section and shall provide the Borrowers (with a copy to the Administrative Agent) with a certificate setting forth in reasonable detail the basis of such Bank’s claim and the calculation of the amount of the request by such Bank for compensation pursuant to this Section. A certificate from any Bank claiming compensation under this Section and providing the information set forth above within the time set forth above shall be prima facie evidence of its entitlement to such compensation and shall, absent manifest error, be conclusive, provided that such determinations and allocations are made on a reasonable basis and are mathematically accurate. Such amounts shall be payable by the Borrowers promptly (and, in any event, within five (5) Business Days) after receipt of such certificate (or, if such compensation relates to future dates, by no later than the applicable dates indicated in such notice). The payment of any such amount by the Borrowers shall not preclude the Borrowers from contesting such calculation in accordance with the terms of this Agreement. Notwithstanding anything contained herein, the Borrowers shall not be liable for any amount contemplated by this Section 4.1(b) to be paid by the Borrowers that shall arise more than 180 days prior to receipt by the Borrowers of such certificate.
                    (c) At any time that by reason of Regulation D of the Board of Governors of the Federal Reserve System such Bank is required to maintain reserves in respect of Eurocurrency liabilities (as defined in Regulation D) during any period that it has a Loan outstanding (each such period, for any Bank, a “Eurocurrency Reserve Period”), then such Bank shall promptly give written notice to the Borrowers and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Banks), and the Borrowers shall pay to the Administrative Agent on behalf of such Bank additional interest on the unpaid principal amount of each Loan of such Bank during such Eurocurrency Reserve Period at a rate per annum which shall, during each Interest Period applicable to such Loan, be the amount by which (i) the LIBO Rate for such Interest Period divided (and rounded upward to the next whole multiple of 1/00 of 1%) by a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency liabilities (as defined in Regulation D) exceeds (ii) the LIBO Rate for such Interest Period. Additional interest payable pursuant to the immediately preceding sentence shall be paid by the Borrowers at the time that it is otherwise required to pay interest in respect of such Loan or, if later demanded by the Bank, promptly on written demand. Notwithstanding anything contained herein, the Borrowers shall not be liable for any amounts contemplated by this Section 4.1(c) to be paid by the Borrowers that shall arise more than 180 days prior to receipt by the Borrowers of such written notice or demand. Each Bank agrees that if it gives notice to the Borrowers of the existence of a Eurocurrency Reserve Period, it shall promptly notify the Borrowers of any termination thereof, at which time the Borrowers shall cease to be obligated to pay additional interest on behalf of such Bank until such time, if any, as a subsequent Eurocurrency Reserve Period shall occur.

          Section 4.2 Substitute Basis. If, on or before the first day of any Interest Period (an “Affected Interest Period”):
                    (a) the Administrative Agent determines that, by reason of circumstances affecting the London interbank market, the LIBO Rate cannot be determined for such Affected Interest Period pursuant to the definition thereof, or
                    (b) the Majority Banks determine and notify the Administrative Agent that the LIBO Rate for such Affected Interest Period will not be adequate to cover the cost to such Banks of making or maintaining their Loans for such Affected Interest Period;
then, each Bank shall determine (and shall certify from time to time in a certificate delivered by such Bank to the Administrative Agent setting forth in reasonable detail the basis of the computation of such amount) the rate basis reflecting the cost to such Bank of funding its Loan for the Affected Interest Period, and such rate basis shall be binding upon the Borrowers and shall apply in lieu of the LIBO Rate for such Interest Period (such certification to be conclusive and binding on the Borrowers in the absence of manifest error); provided that the rate basis certified by the Bank to the Administrative Agent in accordance with this Section shall not be greater than the Base Rate on the date of delivery of the corresponding certificate by the Bank to the Administrative Agent.
          Section 4.3 Illegality. Notwithstanding any other provision of this Agreement, if the adoption of or any change in any Applicable Law or in the interpretation or application thereof by any Governmental Authority (in each case above, at any time on or after September 10, 2007 with respect to Original Banks and at any time on or after the date hereof with respect to each other Bank) shall make it (or be asserted by it to be) unlawful for any Bank or its Lending Office to honor its obligation to make or maintain its Loan hereunder (and, in the opinion of such Bank, the designation of a different Lending Office would either not avoid such unlawfulness or would be disadvantageous to such Bank), then such Bank shall promptly notify the Borrowers thereof (with a copy to the Administrative Agent), following which notice: (a) such Bank’s Commitment (if still available) shall be suspended until such time as such Bank may again make and maintain its Loan or (b) if such Applicable Law shall so mandate, such Bank’s Loan shall be prepaid by the Borrowers, together with accrued and unpaid interest thereon and all other amounts payable to such Bank by the Borrowers under the Credit Documents, on or before such date as shall be mandated by such Applicable Law (such pre-payment not being shared as described in Section 2.12(b) with any Banks not so affected); provided that if it is lawful for such Bank to maintain its Loan until the next Interest Payment Date, then such payment shall be made on such Interest Payment Date. Any such funds so prepaid may not be reborrowed.
          Section 4.4 Funding Losses.
                    (a) The Borrowers shall pay to the Administrative Agent for the account of each Bank, upon the request of such Bank through the Administrative Agent, such amount as shall be sufficient (in the reasonable opinion of such Bank) to compensate each Bank for any loss, cost or expense (excluding the loss of any anticipated profits but including any such loss, cost or expense arising from the liquidation or reemployment of funds obtained by such

Bank to fund its Loan or from fees payable to terminate the deposits from which such funds were obtained) that such Bank determines is attributable to:
                    (i) any optional or mandatory pre-payment (including as a result of an acceleration due to an Event of Default) of any Loan made by the Borrowers for any reason on a date other than an Interest Payment Date, or the Scheduled Maturity Date of a Loan occurs on a date which is not an Interest Payment Date,
                    (ii) any failure by the Borrowers for any reason to prepay the Loans (or any portion thereof) in accordance with a notice of pre-payment under Section 2.7; or
                    (iii) the Borrowing does not occur on a requested Borrowing Date specified in the Notices of Borrowing given pursuant to Section 2.2 for any reason (including the failure of any of the conditions precedent specified in Article VI to be satisfied, but excluding any non-occurrence of the Borrowing resulting solely from such Bank’s gross negligence or willful misconduct).
                    (b) Each Bank shall furnish to the Administrative Agent (which shall promptly notify the Borrowers) a certificate setting forth the basis and amount of each request by such Bank for compensation under this Section, which certificate shall provide reasonable detail as to the calculation of such loss, cost or expense, and shall, absent manifest error, be conclusive and binding upon the Borrowers.
          Section 4.5 Taxes.
                    (a) All payments made by or on behalf of the Borrowers or any Guarantor hereunder or under any Note will be made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges or withholdings of whatever nature now or hereafter imposed by the United States, Brazil, Canada or any jurisdiction from which payments are made or by any political subdivision or taxing authority of any thereof or therein with respect to such payments (but excluding any tax imposed on or measured by the net income or net profits or Canadian capital tax (and any real property, capital, franchise, net receipts or similar tax imposed in lieu of or as an alternative to any such tax) of the Administrative Agent or a Bank pursuant to the Applicable Laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which it is organized or in which the principal office or Lending Office of such Bank is located or any jurisdiction which imposes such a tax as a result of a present or former connection between the jurisdiction and such Administrative Agent or Bank other than a connection resulting from a transaction contemplated by this Agreement) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, collectively, “Taxes”). Subject to Section 13.3(b), if any Taxes are so levied or imposed, each of the Borrowers or such Guarantor, as applicable, agrees to pay the full amount of such Taxes, and such additional amounts as may be necessary so that every payment of all amounts due hereunder or under any Note, after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein or in such Note. The Borrowers or such Guarantor, as applicable, will promptly (and in no event more than three Business Days after receipt of such request) furnish to the Administrative Agent and any applicable Bank original tax receipts, notarized copies of tax receipts, a copy of the return (including, without limitation, United States Internal Revenue Service Form 1042-S or any successor form) reporting the payment of such Taxes and such other documentation as reasonably requested to prove payment of tax, for all Taxes paid by the Borrowers or such Guarantor, as applicable, pursuant to this Section 4.5. Each of the Borrowers and the Guarantors agrees to indemnify and hold harmless each Bank, and reimburse such Bank promptly upon its written request, for the amount of any Taxes so levied or imposed and paid by such Bank with respect to payments under this Agreement or under any Note. Notwithstanding anything contained herein, the Borrowers and the Guarantors shall not be liable for any amount contemplated by this Section 4.5(a) to be paid by the Borrowers or a Guarantor that shall arise more than 180 days prior to receipt by the Borrowers of such written request.
                    (b) A Bank (and in the case of any assignment of an interest under this Agreement, such assignee) and/or Agent shall provide to the Borrowers on or before the date hereof (unless previously provided to the Borrowers in connection with the Original Agreement) and from time to time thereafter as requested by the Borrowers, two (2) duly completed copies of United States Internal Revenue Service Form W-9, W-8IMY (with attachments, as applicable) W-8BEN or W-8ECI (or any subsequent replacement or substitute form thereof), as applicable. Each such Bank or Agent which so delivers Form W-9, W-8IMY, W-8BEN or W-8ECI further undertakes to deliver to the Borrowers two (2) additional copies of such form (or successor form) on or before the date that such form expires or becomes obsolete or after the occurrence or any event requiring a change in the most recent form so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrowers, in each case, unless an event (including any change in law or regulation) has occurred prior to the date on which any such delivery would otherwise be required that renders all such forms inapplicable or that would prevent such Bank or Agent from duly completing and delivering any such form with respect to it. The Borrowers shall not be required to pay any additional amounts pursuant to Section 4.5(a) to the extent the obligation to pay such additional amount would not have arisen but for the failure of the Bank or Agent to comply with this paragraph.
                    (c) Upon the reasonable written request of the Borrowers, and at the Borrowers’ expense, the Administrative Agent and each Bank shall use reasonable efforts to cooperate with the Borrowers to obtain a refund of any Taxes which were not correctly or legally imposed and for which the Borrowers or the Guarantors have indemnified such Administrative Agent or Bank under this Section 4.5, provided, however, the Administrative Agent or Bank shall not be obligated to provide the Borrowers with any information on or justification of the arrangement of its tax affairs or otherwise disclose to the Borrowers or any other Person any information the Administrative Agent or Bank considers to be proprietary or confidential. If the Administrative Agent or Bank shall receive a refund or a credit (other than a Foreign Tax Credit) in lieu of such refund from a taxing authority of any Taxes paid by the Borrowers pursuant to this Section, such Administrative Agent or Bank shall promptly pay to the Borrowers the amount so received without interest (other than interest received from the taxing authority with respect to such refund) and net of out-of-pocket expenses, provided, however, upon the request of the Administrative Agent or Bank, the Borrowers shall return the amount of such refund or credit to the Administrative Agent or Bank if the Administrative Agent or Bank is required to repay the amount of such refund or the benefit of such credit to the relevant authorities within six years of the date the Borrowers are paid such amount by the Administrative Agent or Bank.

          Section 4.6 Mitigation. If an event or circumstance occurs after the date hereof that would entitle a Bank to exercise any of the rights and benefits afforded by this Article IV, then, without in any way limiting, reducing or otherwise qualifying the rights of such Bank or the obligations of the Obligors hereunder, such Bank shall promptly upon becoming aware of such circumstances take steps as may be reasonably available to it (including a change of location of its Lending Office) to mitigate the effects of such event or circumstance, provided, however, that such Bank shall be under no obligation to take any step that, in its reasonable discretion, would (i) result in its incurring additional costs or taxes or (ii) otherwise be disadvantageous to such Bank.
          Section 4.7 Replacement of Banks. Each Bank agrees that, upon the occurrence of any event occurring after the date hereof giving rise to the operation of (a) Section 4.1 or Section 4.5 that results in the affected Bank charging to the Borrowers increased costs or taxes in excess of the other Banks or (b) Section 4.3, then in each case the Borrowers shall have the right, if no Default or Event of Default shall have occurred and be continuing, to cause such affected Bank to assign its Loans pursuant to Section 13.3 (with all fees payable pursuant to Section 13.3(b) to be paid by the replacement Bank(s)) to one or more Eligible Assignees; provided, that (i) such assignment shall not conflict and shall comply with Applicable Law, and (ii) the Borrowers or such assignee shall have paid to the assigning Bank in immediately available funds an amount equal to the sum of the principal of and interest on the outstanding Loans of such Bank accrued to the effective date of such assignment, plus all fees and other amounts accrued for the account of such Bank hereunder (including, without limitation, any amounts under Article IV); provided, further, that, if prior to any such assignment the circumstances or event that resulted in such Bank’s notice under Section 4.1 or Section 4.3 or the amounts paid pursuant to Section 4.5, as the case may be, cease to cause such Bank to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 4.3, or cease to result in amounts being payable under Section 4.5, as the case may be (including, without limitation, as a result of any action taken by such Bank pursuant to Section 4.6), or if such Bank shall waive its right to claim further compensation in excess of that being charged by the other Banks under Section 4.1 or shall waive its right to further payments in excess of that being charged by the other Banks under Section 4.5 in respect of such circumstances or event, as the case may be, then such Bank shall not thereafter be required to make any such assignment hereunder.
ARTICLE V
CONDITIONS PRECEDENT TO EFFECTIVENESS
               The Original Agreement became effective on the date on which the following conditions were satisfied:
          Section 5.1 Execution of Credit Documents.
                    (a) Agreement. The Obligors, the Administrative Agent and each of the Banks shall have duly executed a copy of the Original Agreement (whether the same or different copies) and shall have delivered the same to the Administrative Agent.

                    (b) Security Agreement. The Off-taker, the Exporters and the Collateral Agent shall have duly executed a copy of the Security Agreement (whether the same or different copies) substantially in the form of Exhibit C hereto and shall have delivered the same to the Administrative Agent.
                    (c) Account Control Agreement. The Off-taker and the Collateral Agent shall have duly executed a copy of the Account Control Agreement (whether the same or different copies) substantially in the form of Exhibit D hereto and shall have delivered the same to the Administrative Agent.
                    (d) Intercompany Export Agreement. The Exporters and the Off-taker shall have duly executed a copy of the Intercompany Export Agreement (whether the same or different copies) substantially in the form of Exhibit F hereto and shall have delivered the same to the Administrative Agent.
          Section 5.2 Notes. There shall have been delivered to the Administrative Agent for the account of each of the Original Banks the appropriate Notes executed by the Obligors in the amount, for the maturity and as otherwise provided herein.
          Section 5.3 No Default; Representations and Warranties. As of September 10, 2007 (a) there shall exist no Default (other than any Default arising under Section 10.2(b)) or Event of Default, (b) the Specified Representations shall be true and correct in all respects, and (c) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement.
          Section 5.4 Opinions of Counsel. The Administrative Agent shall have received an opinion addressed to the Administrative Agent and each of the Banks and dated on or about September 10, 2007, from each of (a) Torys LLP, special New York and Canadian counsel to Ameristeel and the Borrowers, (b) Robert Lewis, internal counsel to Ameristeel US, (c) Greenberg Traurig, special New York counsel to the Guarantors (except Ameristeel), (d) Machado, Meyer, Sendacz e Opice Advogados, special Brazilian counsel to the Guarantors (except Ameristeel and the Off-taker), (e) Dr. Expedito Luz, internal Brazilian counsel to the Guarantors (except Ameristeel), (f) Maples and Calder, special Cayman Islands counsel to the Off-taker, (g) Hughes Hubbard & Reed LLP, special New York counsel to the Administrative Agent, and (h) Souza, Cescon Avedissian, Barrieu e Flesch — Advogados, special Brazilian counsel to the Administrative Agent, in each case addressing such matters incident to the transactions contemplated in the Original Agreement and in the Credit Documents (other than the Agreement) as the Administrative Agent may reasonably request, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Banks.
          Section 5.5 Officers Certificates. The Administrative Agent shall have received a certificate from each of the Obligors, dated September 10, 2007, signed by an authorized officer of each Obligor, substantially in the form of Exhibit H-1 or H-2, as applicable, as to the matters set forth therein, including without limitation, as to the authority, incumbency and specimen signatures of the persons who have executed the Original Agreement, the Credit Documents (other than the Agreement) and any other documents in connection therewith on its behalf, together with copies of the constituent documents of such Obligor (it being understood that, notwithstanding any other provision contained in the Original Agreement or any Credit Document (other than the Agreement), the constituent documents of the Guarantors that are incorporated or otherwise formed in Brazil may be delivered in Portuguese) and the board resolutions or comparable corporate approvals for the execution and delivery of the Original Agreement and the Credit Documents (other than the Agreement) for such Obligor, and the foregoing shall be reasonably acceptable to the Administrative Agent.
          Section 5.6 Approvals. As of September 10, 2007, all necessary governmental and third party approvals and/or consents in connection with the transactions contemplated herein and in the other Credit Documents or otherwise referred to herein or therein shall have been obtained and remain in effect and all applicable waiting periods with respect hereto or thereto shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the consummation of the transactions contemplated herein and in the other Credit Documents or otherwise referred to herein or therein.
          Section 5.7 Financial Statements and Projections. On or prior to September 10, 2007, the Administrative Agent and the Banks shall have received:
                    (a) the audited Consolidated balance sheets of each Guarantor (other than the Off-taker) as at December 31, 2006, and the related audited Consolidated statements of earnings and stockholders’ equity and cash flows of such Guarantor for the fiscal year ended as of such date, certified by independent certified public accountants of recognized international standing, together with a signed opinion of such accounting firm (which opinion shall not be qualified in any respect);
                    (b) the unaudited unconsolidated balance sheet of Ameristeel US as at December 31, 2006, and the related unaudited unconsolidated statements of earnings and stockholders’ equity and cash flows of Ameristeel US for the fiscal year ended as of such date, certified by the chief financial officer (or more senior officer) of Ameristeel US;
                    (c) the Consolidated balance sheet of each Guarantor (other than the Off-taker) and the unconsolidated balance sheet of Ameristeel US as at June 30, 2007, and the related Consolidated statements of earnings and stockholders’ equity and cash flows of such Guarantor and unconsolidated statements of earnings and stockholders’ equity and cash flows of Ameristeel US for the fiscal quarter ended on such date, certified by the chief financial officer (or more senior officer) of such Guarantor or Ameristeel US, as applicable; and
                    (d) certain projections of Ameristeel, provided that each Bank receiving such projections has previously executed and delivered a confidentiality agreement in form and substance acceptable to Ameristeel.
All financial statements described in this Section (i) shall have been prepared in accordance with GAAP and (ii) shall not disclose any material adverse differences in the business, properties,

assets, liabilities (actual or contingent), results of operations, financial condition or operations of the Borrowers, the Guarantors and their Consolidated Subsidiaries taken as a whole from that previously disclosed to any of the Joint Lead Arrangers, the Administrative Agent or the Banks.
          Section 5.8 Process Agent Consent Letter. The Administrative Agent shall have received a letter from the Process Agent, indicating its consent to its appointment by the Obligors as its agent to receive service of process as specified in Section 13.6.
          Section 5.9 Acquisition. All conditions to the effectiveness of the Acquisition shall have been satisfied in accordance with applicable law and on the terms set forth in the Acquisition Agreement. No provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in any respect materially adverse to the Banks without approval of the Administrative Agent, and such terms shall otherwise be materially consistent with the description of sources and uses of funds as previously delivered to the Banks.
          Section 5.10 Secured Export Notes. The Administrative Agent shall have received a copy of the irrevocable instructions dated September 4, 2007 for the optional prepayment in full of the Secured Export Notes, which irrevocable instructions shall have been duly delivered to the trustee and the holders thereof.
          Section 5.11 Establishment of Accounts. The Off-taker shall have established the Off-taker’s Payment Account with JPMorgan Chase Bank, N.A. and the Collection Account with the Intermediary (as defined in the Account Control Agreement) and under the control of the Collateral Agent.
          Section 5.12 Fees, etc. The Borrowers shall have paid in full, without duplication, to each Joint Lead Arranger and the Administrative Agent all fees, costs and expenses (including, without limitation, all reasonable and invoiced legal fees and duly documented reasonable expenses of each Joint Lead Arranger and Administrative Agent) payable to the Joint Lead Arrangers and the Administrative Agent to the extent then due pursuant hereto or as otherwise agreed between the Borrowers and the Joint Lead Arrangers and Administrative Agent.
               All of the instruments, certificates, legal opinions and other documents and papers referred to in this Article V, unless otherwise specified, shall be delivered to the Administrative Agent for the account of each of the Banks and in sufficient counterparts for each of the Banks and, unless otherwise specified, shall be in form and substance reasonably satisfactory to the Administrative Agent.
ARTICLE VI
CONDITIONS PRECEDENT TO BORROWING
               The obligation of each Original Bank to make the Loans on the Borrowing Date was subject, at the time of making the Loans (except as hereinafter indicated), to the satisfaction of the following conditions, and the acceptance of the benefits of the Loans shall constitute a representation and warranty by the Obligors to the Administrative Agent and each of the Original Banks that all the conditions specified in this Article VI and applicable to the Loans were satisfied as of that time:

          Section 6.1 Effective Date. The Effective Date shall have occurred.
          Section 6.2 No Default; Representations and Warranties. At the time of the making of the Borrowing and also after giving effect thereto (a) there shall exist no Default (other than any Default under Section 10.2(b)) or Event of Default, (b) the Specified Representations shall be true and correct in all respects, and (c) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement.
          Section 6.3 Notices of Borrowing. Prior to the making of the Loans, the Administrative Agent shall have received the Notices of Borrowing with respect thereto, duly executed by the Borrowers and acknowledged by Gerdau and Ameristeel and meeting the requirements of Section 2.2.
          Section 6.4 Fees, etc. The Borrowers shall have paid in full to the Joint Lead Arrangers, the Administrative Agent and the Banks all fees, costs and expenses (including, without limitation, all reasonable and invoiced legal fees and duly documented reasonable expenses of each Joint Lead Arranger and Administrative Agent) payable to the Joint Lead Arrangers, the Administrative Agent and the Banks to the extent then due pursuant hereto or as otherwise agreed between the Borrowers and the Joint Lead Arrangers and Administrative Agent.
ARTICLE VI-A
CONDITIONS PRECEDENT TO AMENDMENT AND RESTATEMENT
               The Agreement shall became effective on the date on which the following conditions are satisfied:
               Section 6.1A Execution of Amendment Documents.
                    (a) Agreement. The Obligors, the Administrative Agent, the Collateral Agent and each of the Banks shall have duly executed a copy of this Agreement (whether the same or different copies) and shall have delivered the same to the Administrative Agent.
                    (b) Master Assignment and Acceptance Agreement. The Banks, the Administrative Agent and Gerdau shall have duly executed a copy of the Master Assignment and Acceptance and shall have delivered the same to the Administrative Agent.
                    (c) Notes. There shall have been delivered to the Administrative Agent for the account of each of the Banks the appropriate Notes executed by the Obligors in the amount, for the maturity and as otherwise provided herein.

               Section 6.2A No Default; Representations and Warranties. As of the date hereof (a) there shall exist no Default or Event of Default and (b) the representations and warranties set forth in Article VII shall be true and correct in all respects on and as of the date hereof (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct only as of such specified date).
               Section 6.3A Opinions of Counsel. The Administrative Agent shall have received an opinion addressed to the Administrative Agent and each of the Banks and dated on or about the date hereof, from each of (a) Torys LLP, special New York and Canadian counsel to Ameristeel and the Borrowers, (b) Robert Lewis, internal counsel to Ameristeel US, (c) Greenberg Traurig, special New York counsel to the Guarantors (except Ameristeel), (d) Machado, Meyer, Sendacz e Opice Advogados, special Brazilian counsel to the Guarantors (except Ameristeel and the Off-taker), (e) Dr. Expedito Luz, internal Brazilian counsel to the Guarantors (except Ameristeel) and (f) Maples and Calder, special Cayman Islands counsel to the Off-taker, in each case addressing such matters incident to the transactions contemplated herein as the Administrative Agent may reasonably request, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Banks.
               Section 6.4A Incumbency Certificates. If any person executing this Agreement or any Note or any other documents in connection herewith on behalf of any Obligor was not included in the original Officers’ Certificates delivered pursuant to Section 5.5 above, then the Administrative Agent shall have received a certificate from each of the applicable Obligors, dated the date hereof, signed by an authorized officer of each such Obligor, in the form of Exhibit H-1 or H-2, as applicable, to the extent necessary to include the authority, incumbency and specimen signatures of the persons who have executed this Agreement or any Note or any other documents in connection herewith on its behalf.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES
               In order to induce the Banks to enter into this Agreement and to make the Loans hereunder, each of the Obligors makes the following representations and warranties as set forth in relation to it below as of the date hereof and as of the Borrowing Date, with the occurrence of the Borrowing Date being deemed to constitute a representation and warranty that the matters specified in this Article VII are true and correct on and as of the Borrowing Date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct only as of such specified date):
          Section 7.1 Power and Authority. Each of the Obligors: (a) is a company or, in the case of GNP Partners, GP, a partnership, duly organized, validly existing and, to the extent applicable under the laws of its jurisdiction of organization, in good standing under the laws of its jurisdiction of organization, (b) has all requisite corporate or partnership power, as applicable, and has all material Governmental Approvals, necessary or appropriate in respect of its business, (c) is duly qualified and is authorized to do business and is in good standing in all jurisdictions in which the ownership, leasing or operation of its property or the nature of the business conducted by it makes such qualification necessary, (d) has full corporate or partnership power, as applicable, authority and legal right to make, execute, deliver and perform its obligations under each of the Credit Documents to which it is a party, and (e) has taken all corporate or other action necessary to authorize the making, execution, delivery and performance by it of each such Credit Document as has been executed and delivered as of each date this representation and warranty is made.
          Section 7.2 Subsidiaries. Gerdau owns, directly or indirectly, the majority of the Capital Stock of each Borrower and each Guarantor (other than Gerdau).
          Section 7.3 No Violation. The making and performance by each Obligor of the Credit Documents to which it is party do not contravene: (a) its Organizational Documents, (b) any Applicable Law, judgment, award, injunction or similar legal restriction in effect applicable to such Obligor in any material respect, or (c) any document or other contractual restriction binding upon or affecting it or any of its Properties (except to the extent of violations of documents or contractual restrictions that (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect), or result in the creation of any Lien on any of its Property.
          Section 7.4 Compliance. Except to the extent that any non-compliance (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect, each Obligor is in compliance with (a) its Organizational Documents, (b) all Applicable Laws (including Environmental Laws) and Governmental Approvals, and (c) all of its obligations under the terms of each credit document, note, mortgage, indenture, security agreement and other instrument evidencing material Debt obligations for borrowed money by which it is bound.
          Section 7.5 No Additional Authorization Required. All Governmental Approvals and other actions by, and all notices to and filings and registrations with, any Governmental Authority, and all third-party approvals, required for the due execution, delivery and performance by each of the Obligors of the Credit Documents to which it is a party and for the legality, validity or enforceability of the Credit Documents have been obtained and are in full force and effect, except as described in Section 7.12. True copies of all such approvals, if any, have been provided to the Administrative Agent.
          Section 7.6 Legal Effect. This Agreement and each other Credit Document to which it is a party have been duly executed and delivered by each Obligor and are legal, valid and binding obligations of each Obligor, enforceable against such Obligor in accordance with their terms, in each case, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, falência or other similar laws relating to or affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability. Other than in respect of stamp duty of a nominal sum applied to any original Credit Document signed in or brought into the Cayman Islands (e.g. for the purpose of enforcement), as of the date hereof and as of the Borrowing Date, no fees or taxes, including, without limitation, stamp, transaction, registration or similar taxes, are required to be paid for the legality, validity, or enforceability of this Agreement or any of the other Credit Documents.

          Section 7.7 Financial Statements. The Consolidated balance sheets of each Guarantor (other than the Off-taker) as of December 31, 2006 and the unconsolidated balance sheet of Ameristeel US as of December 31, 2006 and June 30, 2007 delivered pursuant to Section 5.7, and the related Consolidated and unconsolidated, as applicable, statements of income and cash flows for the fiscal year ending on December 31, 2006 and fiscal quarter ending June 30, 2007 delivered in connection therewith, are complete and correct and fairly present in all material respects the financial condition of Ameristeel US and of each Guarantor (other than the Off-taker) and its Subsidiaries on a Consolidated basis or an unconsolidated basis, as applicable, as at such date and the results of its operations for the fiscal period ending on such date, all in accordance with GAAP (provided that no footnote disclosure has been provided with respect to the Borrowers), and none of Ameristeel US, the Guarantors (other than the Off-taker) nor any of their Consolidated Subsidiaries has any material contingent liabilities or material unusual forward or long-term commitments not disclosed therein.
          Section 7.8 Ranking; Priority. The payment obligations of each Obligor under the Credit Documents to which it is a party are and will at all times be unconditional general obligations of such Obligor, and rank and will at all times rank at least pari passu in priority of payment with all other present and future unsubordinated and unsecured Debt of such Obligor.
          Section 7.9 No Actions or Proceedings. There is no litigation, action, suit, investigation, claim, arbitration or other proceeding pending or, to the knowledge of any Obligor, threatened against any Obligor by or before any arbitrator or Governmental Authority that: (a) in the aggregate, has had or, if adversely determined, would reasonably be expected to have a Material Adverse Effect on any Obligor or (b) purports to affect the legality, validity, binding effect or enforceability of any of the Credit Documents or the transactions contemplated hereby.
          Section 7.10 Commercial Activity; Absence of Immunity. Each of the Obligors is subject to civil and commercial law with respect to its obligations under the Credit Documents to which it is a party, and the making and performance by it of such Credit Documents constitute private and commercial acts rather than public or governmental acts. Neither the Obligors nor any of their respective Properties is entitled to immunity on the grounds of sovereignty or otherwise from the jurisdiction of any court or from any action, suit, set-off or proceeding, or service of process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) in connection therewith, arising under the Credit Documents.
          Section 7.11 Taxes.
                    (a) Each of the Obligors has filed all material tax returns required to be filed by it (taking into account any applicable extensions) and has paid all Taxes shown to be due thereon except such as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
                    (b) As of the date hereof, (i) except as disclosed on Schedule VII or as set forth in clause (ii) or (iii) of this Section 7.11(b), no withholding or other Taxes are required to be paid in respect of, or deducted from, any payment required to be made by either Borrower under this Agreement, the Notes, or any other Credit Document, (ii) a withholding Tax of 15%

(or 25%, if the beneficiary of the payment is located in a tax haven jurisdiction as defined by applicable Brazilian law) is required to paid in respect of, or deducted from, any payment of interest or fees required to be made by each Brazilian Guarantor under this Agreement, the Notes, or any other Credit Document, and (iii) any payment of interest by Obligors that are Canadian or deemed to be Canadian for tax purposes on (A) a Tranche A Loan and a Tranche C Loan may be subject to Canadian withholding taxes of up to 25% (subject to possible reduction by treaty), and (B) a Tranche B Loan will not be subject to Canadian withholding tax. No other Taxes are required to be paid in respect of, or deducted from, any other payment required to be made by any Guarantor under this Agreement, the Notes, or any other Credit Document. Each Obligor is permitted under Applicable Law to pay any additional amounts payable under Section 4.5 as will result in receipt by the Banks of such amounts as would have been received by the Banks had no such withholding been required.
          Section 7.12 Legal Form. Each of the Credit Documents is (or upon its coming into existence will be) in proper legal form under its governing law for the enforcement thereof against the parties thereto (and do not violate, nor will performance thereunder violate, Brazilian sovereignty, public order or morality (soberania nacional, ordem pública ou bons costumes)); provided that, for the enforceability of any Credit Document before Brazilian courts: (a) (i) the signatures of the parties signing such document outside Brazil must be notarized by a notary public qualified as such under the laws of the place of signing, the signature of such notary public must be certified by the county clerk’s office with jurisdiction over such notary public, and such notarization and certification must be authenticated by a Brazilian consular officer at the competent Brazilian consulate; or (ii) such document must be registered with the competent Registry of Deeds and Documents and (b) such document must be translated into the Portuguese language by a sworn translator. Subject to the preceding sentence, all formalities required in Canada and/or Brazil for the validity and enforceability (including any necessary registration, recording or filing with any court or other Governmental Authority) of each Credit Document have been accomplished, and no fees or taxes are required to be paid for the validity and enforceability thereof except, in the case of enforcing any Credit Document in Brazil, the litigating party (plaintiff) will have to post security or a performance bond to secure the costs of the proceeding and the fees of the opposite party’s (defendant) lawyer as required by Article 835 of the Brazilian Civil Procedure Code.
          Section 7.13 Full Disclosure. The information, reports, financial statements, exhibits and schedules other than any Projections (as defined below) furnished from time to time in writing by (or on behalf of) any Obligor to any Joint Lead Arranger, the Administrative Agent and/or the Banks in connection with the Credit Documents or included therein or delivered pursuant thereto do not and will not, when furnished, contain any untrue statement of material fact or, taken as a whole, omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading on the date as of which such information is stated or certified. All financial projections (the “Projections”), if any, that have been or will be prepared by any Obligor or its Affiliates and made available to any Joint Lead Arranger, the Administrative Agent or any Bank in connection with the Credit Documents or included therein or delivered pursuant thereto have been or will be prepared in good faith based upon assumptions that such Obligor believes to be reasonable at the time made and at the time made available to any Joint Lead Arranger, the Administrative Agent or any Bank.

          Section 7.14 No Default. No Default or Event of Default exists.
          Section 7.15 Solvency. Each Obligor, both before and immediately after giving effect to the consummation of the transactions contemplated in the Credit Documents, to which it is a party, is Solvent.
          Section 7.16 Investment Company Act. No Obligor is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.
          Section 7.17 Liens. Schedules V and VI hereto are a complete and correct list of each Lien securing Debt of any Person outstanding on June 30, 2007 and secured by Liens covering any Property of the Obligors, and the aggregate amount of Debt secured (or that may be secured) by each such Lien and the Property covered by each such Lien is correctly described in said Schedules V and VI.
          Section 7.18 Margin Regulations. No Obligor is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as “Margin Stock”). None of the proceeds of the Loans or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Debt that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any portion of the Loans or other extensions of credit under this Agreement to be considered a “purpose credit” within the meaning of Regulations T, U or X of the Federal Reserve Board. No Obligor will take or permit to be taken any action by its Subsidiaries that might cause any Credit Document to violate any regulation of the Federal Reserve Board.
          Section 7.19 Environmental Matters. Except as would not have a Material Adverse Effect (or with respect to paragraphs (b) and (c) below, where the failure to take such actions would not have a Material Adverse Effect):
                    (a) No Obligor is subject to any existing, pending or, to their knowledge, threatened action, suit, investigation, inquiry or proceeding by or before any Governmental Authority or other third party, or to any remedial obligations under Environmental Laws;
                    (b) The Obligors have obtained or filed (as applicable), and are in compliance with the terms and conditions of, all notices, permits, licenses and similar authorizations required under applicable Environmental Laws;
                    (c) To the knowledge of each Obligor, (i) all Hazardous Materials, if any, generated at any and all Property of such Obligor have in the past been transported, treated and disposed of in accordance with Environmental Laws and so as not to pose an imminent and substantial endangerment to public health or welfare or the environment, and (ii) all such transport carriers and treatment and disposal facilities have been and are operating in compliance with Environmental Laws and so as not to pose an imminent and substantial endangerment to public health or welfare or the environment;
                    (d) No Obligor (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) is subject to any Environmental Liability, (iii) has received notice of any claim against it with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability on its part; and
                    (e) There has been no release or threatened release of Hazardous Materials on, at, under or from any Property presently owned, leased, or operated by the Obligors that has resulted in, or is reasonably likely to result in, liability or obligations of the Obligors under any Environmental Laws.
          Section 7.20 ERISA. No ERISA Event has occurred or, to the knowledge of the Obligors, is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that has resulted or could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that has resulted or could reasonably be expected to result in a Material Adverse Effect.
          Section 7.21 Labor Matters. There are no strikes or other labor disputes against the Obligors or any of their Subsidiaries pending or, to the knowledge of the Obligors, threatened that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Obligors and their Subsidiaries have not been in violation of the Fair Labor Standards Act or any other Applicable Law dealing with such matters that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect. All payments due from the Obligors or any of their Subsidiaries on account of employee health and welfare insurance that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect if not paid have been paid or accrued as a liability on the books of any such Obligor or the relevant Subsidiary.
          Section 7.22 Anti-Terrorism Laws.
                    (a) No Obligor or, to its knowledge, any of its Affiliates is in violation of any Applicable Law relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the Patriot Act.

                    (b) No Obligor or, to its knowledge, any of its Affiliates is any of the following:
                    (i) a Person that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;
                    (ii) a Person owned or controlled by, or acting for or on behalf of, any Person that is named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or any list of Persons issued by OFAC pursuant to Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, as in effect on the date hereof, or any similar list issued by OFAC (collectively, the “OFAC Lists”), or is otherwise subject to the provisions of, the Executive Order;
                    (iii) a Person with whom such Obligor is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;
                    (iv) a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or
                    (v) a Person that is named as a “specially designated national or blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or any replacement website or other replacement official publication of such list.
                    (c) No Obligor or, to its knowledge, any of its Affiliates (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in clause (b)(i), (ii) or (v) above or, to the knowledge of such Obligor, clause (b)(iii) or (iv) above; (ii) deals in, or otherwise engages in any transaction relating to, any Property or interest in Property blocked pursuant to the Executive Order; or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purposes of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law. Neither the Obligors nor any of their Subsidiaries, nor, to the best of their knowledge, any Persons holding any legal or beneficial interest whatsoever in any Obligor or in their respective Subsidiaries (whether directly or indirectly) (x) are named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or any list of Persons issued by OFAC pursuant to Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, as in effect on the date hereof, or any similar list issued by OFAC (collectively, the “OFAC Lists”); (y) are Persons determined by the Secretary of the Treasury of the United States to be owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship, or services of any kind to, or otherwise associated with any of the Persons referred to or described in the OFAC Lists; or (z) to their knowledge have conducted business with or engaged in any transaction with any Person identified in (x) or (y) above.
          Section 7.23 Existing Indebtedness. As of the the date hereof, Ameristeel, the Borrowers and Chaparral Steel Company have no material indebtedness for borrowed money other than as disclosed in the documents filed by Gerdau Ameristeel Corporation with the Securities and Exchange Commission.
ARTICLE VIII
COVENANTS OF THE OBLIGORS
          Section 8.1 Corporate Existence; Inspection; Books and Records. (a) Subject to Section 8.12, each of the Obligors shall preserve and maintain its legal existence and, except to the extent that the failure to do so (in the aggregate) would not reasonably be expected to have a Material Adverse Effect, obtain and maintain all Governmental Approvals, rights, privileges, licenses and franchises necessary for the maintenance of its corporate existence and good standing.
                    (b) Each of the Obligors shall permit representatives of any Bank or the Administrative Agent, on reasonable advance notice and during normal business hours, at the cost and expense of such Obligor during any Default or Event of Default, to examine, copy and make extracts from its books and records, to inspect any of its Properties and to discuss its business and affairs with its officers, all to the extent reasonably requested by such Bank or the Administrative Agent (as the case may be); provided that visitations shall be limited to the information necessary to evaluate the Obligors’ ability to perform their respective obligations under the Credit Documents.
                    (c) (i) Gerdau and Ameristeel shall engage internationally recognized independent accountants to audit their respective financial statements; and (ii) each of the Obligors shall maintain a system of accounting in which full and correct entries shall be made of all of its financial transactions, assets and liabilities in accordance with GAAP.
                    (d) No Obligor shall take any action, amend, modify or otherwise change any of its Organizational Documents or conduct its affairs in a manner that would reasonably be expected to adversely affect the rights of the Administrative Agent or the Banks hereunder or to result in its corporate existence being ignored by any court of competent jurisdiction or in its assets and/or liabilities being substantively consolidated with those of any other Person in a bankruptcy, reorganization or other insolvency proceeding.
          Section 8.2 Compliance with Applicable Laws; Taxes; Insurance. Each of the Obligors shall: (a) comply with the material requirements of all Applicable Laws (including all Environmental Laws) and material orders of any Governmental Authority, except where (and for so long as) the necessity of compliance therewith is being contested in good faith by appropriate proceedings, (b) timely file all required tax returns required to be filed by it and pay and discharge at or before maturity all of its material obligations (including tax liabilities, except where the same are contested in good faith and by proper proceedings and against which adequate reserves are being maintained to the extent required by GAAP) and (c) maintain all of its material Properties used or useful in its business in good working order and condition, ordinary wear and tear excepted, and keep such material Properties insured in accordance with customary industry standards in the jurisdiction in which they operate.

          Section 8.3 Governmental Approvals. Each of the Obligors shall maintain in full force and effect, all Governmental Approvals from time to time necessary for its authorization, execution and delivery of the Credit Documents to which it is a party, and the due performance of all of its obligations, and the exercise of all of its rights, thereunder.
          Section 8.4 Reporting Requirements. Each of the Obligors, as applicable, shall provide to the Administrative Agent (who shall promptly distribute to the Banks):
                    (a) as soon as available and in any event within 180 days after the last day of each fiscal year of each Guarantor (other than the Off-taker), annual audited Consolidated financial statements of such Guarantor, with the opinion thereon of internationally recognized independent public accountants, and as soon as available and in any event within 90 days after the end of fiscal quarter ending in March, June and September, quarterly unaudited Consolidated financial statements of such Guarantor as at such date, each prepared in accordance with GAAP;
                    (b) as soon as available and in any event within 120 days after the last day of each fiscal year of each Borrower and the Off-taker, annual unaudited unconsolidated financial statements of such Borrower, and as soon as available and in any event within 60 days after the end of fiscal quarter ending in March, June and September, quarterly unaudited unconsolidated financial statements of such Borrower as at such date, each prepared in accordance with GAAP (provided that no footnote disclosure shall be required);
                    (c) each time financial statements are required to be delivered under this Section 8.4(a) with respect to fiscal periods ending on any Date of Determination, a certificate of the chief financial officer (or more senior officer) of Gerdau: (i) providing a calculation (in reasonable detail) of the financial ratios in Section 8.13 and Section 8.14 hereof as the most recent Date of Determination and (ii) certifying that his/her review has not disclosed the existence of a Default or, if any Default then exists, specifying the nature and period of existence thereof and what action the relevant Obligor has taken or proposes to take with respect thereto;
                    (d) within five (5) Business Days after any Obligor obtains knowledge of any Default, a certificate of the chief financial officer (or more senior officer) thereof setting forth the details thereof and the action(s) that is/are being taken or is/are proposed to be taken with respect thereto;
                    (e) promptly (and, in any event, within five (5) Business Days) after any Obligor’s knowledge thereof, notice of any litigation, claim, investigation, arbitration, other proceeding or controversy pending or, to its knowledge, threatened involving or affecting such Obligor: (i) for a stated amount of damages in excess of 25% of Gerdau’s Consolidated Net Worth, (ii) that could reasonably be expected to have a Material Adverse Effect, (iii) that purports to affect the legality, validity, binding effect or enforceability of any of the Credit Documents; or (iv) that could reasonably be expected to give rise to a Lien on any Products to be sold to the Off-taker by any Exporter or to any Designated Eligible Buyer by the Off-taker, other than any Liens created under the Credit Documents; and

                    (f) promptly (and, in any event, within five (5) Business Days) after any Obligor’s knowledge thereof, notice of any change in Rating or proposed change in Rating of Gerdau.
          Section 8.5 Ranking; Priority. Each of the Obligors shall promptly take all actions as may be necessary to ensure that its obligations under the Credit Documents to which it is a party will at all times constitute unconditional and unsubordinated general obligations thereof ranking at least pari passu in priority of payment with all of the other present and future unsubordinated and unsecured Debt of such Obligor.
          Section 8.6 Gerdau Negative Pledge. No Gerdau Entity shall create, assume or suffer to exist, any Lien on any Account Collateral or Springing Lien Collateral, as such terms are defined in the Security Agreement dated as of the date hereof among the Guarantors (except for Ameristeel) and JPMorgan Chase Bank, N.A., other than pursuant to such Security Agreement. No Gerdau Entity shall create, assume or suffer to exist, any Lien on any of its other Property, whether now owned or hereafter acquired by it, except for the following:
                    (a) any Lien existing on the date of this Agreement and listed on Schedule V hereof, and any extension, renewal or replacement thereof or of any Lien referred to in clause (b), (c) or (d) below; provided, however, that the total amount of Debt so secured is not increased;
                    (b) any Lien on any property or assets (including Capital Stock of any Person) securing Debt incurred solely for purposes of financing the acquisition, construction or improvement of such property or assets after the date of this Agreement; provided that (i) the aggregate principal amount of Debt secured by such Lien shall not exceed (but may be equal or less than) the cost (i.e., purchase price) of the property or assets so acquired, constructed or improved and (ii) such Lien is incurred before, or within 120 days after the completion of, such acquisition, construction or improvement and does not encumber any other property or assets of any Gerdau Entity; and provided, further, that to the extent that the property or asset acquired is Capital Stock, the Lien also may encumber other property or assets of the Person so acquired;
                    (c) any Lien securing Debt incurred for the purpose of financing all or part of the cost of the acquisition, construction, improvement or development of a project (including mini-mills or other facilities); provided that the lenders of such Debt expressly agree to limit their recourse in respect of such Debt to assets (including Capital Stock of the project entity) and/or revenues of such project with an aggregate value of not more than the amount of such Debt, and provided, further, that the Lien is incurred before, or within 120 days after the completion of, that acquisition, construction, improvement or development and does not apply to any other property or assets of any Gerdau Entity;
                    (d) any Lien existing on any property or assets of any Person before that Person’s acquisition by, merger into or consolidation with any Gerdau Entity after the date of this Agreement; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, merger or consolidation, (ii) the Debt secured by such Lien may not exceed the Debt secured on the date of such acquisition, merger or consolidation, (iii) such Lien shall not apply to any other property or assets of any Gerdau Entity, and (iv) such Lien shall secure only the Debt that it secures on the date of such acquisition, merger or consolidation;
                    (e) any Lien imposed by law that was incurred in the ordinary course of business, including, without limitation, carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar encumbrances arising in the ordinary course of business: in each case for sums not yet due or being contested in good faith by appropriate action or proceedings;
                    (f) any pledge or deposit made in connection with workers’ compensation, unemployment insurance or other similar social security legislation, any pledge or deposit to secure surety or appeal bonds in proceedings being contested in good faith to which any Gerdau Entity is a party, good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which any Gerdau Entity is a party or deposits for the payment of rent, in each case made in the ordinary course of business;
                    (g) any Lien in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of any Gerdau Entity in the ordinary course of business;
                    (h) any Lien securing taxes, assessments and other governmental charges, the payment of which are not yet due or are being contested in good faith by appropriate proceedings and for which such reserves or other appropriate provisions, if any, have been established as required by GAAP;
                    (i) minor defects, easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, franchises, grants, permits, restrictions on the use of property or assets or minor imperfections in title and exceptions, qualifications and reservations on title that do not materially impair the value or use of the property or assets affected thereby, and any leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of any Gerdau Entity, and which are made on customary and usual terms applicable to similar properties;
                    (j) any rights of set-off of any Person with respect to any deposit account, securities trading account or other similar accounts of any Gerdau Entity arising in the ordinary course of business and not constituting a financing transaction;
                    (k) any Liens granted to secure borrowings from, directly or indirectly, (i) Banco Nacional de Desenvolvimento Econômico e Social-BNDES, or any other Brazilian governmental development bank or credit agency or (ii) any international or multilateral development bank, government-sponsored agency, export-import bank or official export-import credit insurer;
                    (l) any Liens on the inventory or receivables of any Gerdau Entity securing the obligations of such Person under any lines of credit or working capital facility or in connection with any structured export or import financing or other trade transaction; provided that the aggregate principal amount of Debt incurred that is secured by receivables that shall fall due in any fiscal year shall not exceed (i) with respect to transactions secured by inventory and/or receivables from export sales, 80% of Gerdau’s consolidated gross revenues from export sales for the immediately preceding fiscal year or (ii) with respect to transactions secured by inventory and/or receivables from domestic (Brazilian) sales, 80% of such Person’s consolidated gross revenues from sales within Brazil, for the immediately preceding fiscal year; and provided, further, that Advance Transactions shall not be deemed transactions secured by receivables for purpose of the above calculation; and
                    (m) in addition to the foregoing Liens set forth in clauses (a) through (l) above, Liens securing Debt of any Gerdau Entity (including, without limitation, guarantees of any Gerdau Entity) the aggregate principal amount of which, at any time or determination, does not exceed 15% of Gerdau’s Consolidated Net Tangible Assets.
          Section 8.7 Ameristeel Negative Pledge. No Ameristeel Entity shall create, assume or suffer to exist, any Lien on any of its Property, whether now owned or hereafter acquired by it, except for the following:
                    (a) any Lien existing on the date of this Agreement and listed on Schedule VI hereof, and any extension, renewal or replacement thereof or of any Lien referred to in clause (b), (c) or (d) below; provided, however, that the total amount of Debt so secured is not increased;
                    (b) any Lien on any property or assets (including Capital Stock of any Person) securing Debt incurred solely for purposes of financing the acquisition, construction or improvement of such property or assets after the date of this Agreement; provided that (i) the aggregate principal amount of Debt secured by such Lien shall not exceed (but may be equal or less than) the cost (i.e., purchase price) of the property or assets so acquired, constructed or improved and (ii) such Lien is incurred before, or within 120 days after the completion of, such acquisition, construction or improvement and does not encumber any other property or assets of any Ameristeel Entity; and provided, further, that to the extent that the property or asset acquired is Capital Stock, the Lien also may encumber other property or assets of the Person so acquired;
                    (c) any Lien securing Debt incurred for the purpose of financing all or part of the cost of the acquisition, construction, improvement or development of a project (including mini-mills or other facilities); provided that the lenders of such Debt expressly agree to limit their recourse in respect of such Debt to assets (including Capital Stock of the project entity) and/or revenues of such project with an aggregate value of not more than the amount of such Debt, and provided, further, that the Lien is incurred before, or within 120 days after the completion of, that acquisition, construction, improvement or development and does not apply to any other property or assets of any Ameristeel Entity;
                    (d) any Lien existing on any property or assets of any Person before that Person’s acquisition by, merger into or consolidation with any Ameristeel Entity after the date of this Agreement; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, merger or consolidation, (ii) the Debt secured by such Lien may not exceed the Debt secured on the date of such acquisition, merger or consolidation, (iii) such Lien shall not apply to any other property or assets of any Ameristeel Entity, and (iv) such

Lien shall secure only the Debt that it secures on the date of such acquisition, merger or consolidation;
                    (e) any Lien imposed by law that was incurred in the ordinary course of business, including, without limitation, carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar encumbrances arising in the ordinary course of business: in each case for sums not yet due or being contested in good faith by appropriate action or proceedings;
                    (f) any pledge or deposit made in connection with workers’ compensation, unemployment insurance or other similar social security legislation, any pledge or deposit to secure surety or appeal bonds in proceedings being contested in good faith to which any Ameristeel Entity is a party, good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which any Ameristeel Entity is a party or deposits for the payment of rent, in each case made in the ordinary course of business;
                    (g) any Lien in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of any Ameristeel Entity in the ordinary course of business;
                    (h) any Lien securing taxes, assessments and other governmental charges, the payment of which are not yet due or are being contested in good faith by appropriate proceedings and for which such reserves or other appropriate provisions, if any, have been established as required by GAAP;
                    (i) minor defects, easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, franchises, grants, permits, restrictions on the use of property or assets or minor imperfections in title and exceptions, qualifications and reservations on title that do not materially impair the value or use of the property or assets affected thereby, and any leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of any Ameristeel Entity, and which are made on customary and usual terms applicable to similar properties;
                    (j) any rights of set-off of any Person with respect to any deposit account, securities trading account or other similar accounts of any Ameristeel Entity arising in the ordinary course of business and not constituting a financing transaction;
                    (k) any Liens granted to secure borrowings from, directly or indirectly, (i) Banco Nacional de Desenvolvimento Econômico e Social-BNDES, or any other Brazilian governmental development bank or credit agency or (ii) any international or multilateral development bank, government-sponsored agency, export-import bank or official export-import credit insurer;
                    (l) Liens (i) on machinery and equipment of any Ameristeel Entity, in an aggregate amount not in excess of U.S.$150,000,000 outstanding at any time, and (ii) on real property of any Ameristeel Entity, in an aggregate amount not in excess of U.S.$50,000,000 outstanding at any time;

                    (m) deposits or pledges made to secure operating leases of real property or newly acquired equipment entered into on a commercially reasonable basis and on commercially reasonable terms and conditions;
                    (n) Liens securing any obligations under the Amended and Restated Credit Agreement dated as of October 28, 2005 among Ameristeel and certain of its subsidiaries, various financial institutions named therein, as lenders, Bank of America, N A., as administrative agent, and Bank of America, N.A. (acting through its Canada branch), as Canadian administrative agent, as such agreement maybe amended, restated, extended, refinanced or replaced from time to time; provided, however, that the total amount of debt so secured does not exceed U.S.$950,000,000;
                    (o) any Liens on the inventory or receivables of any Ameristeel Entity securing the obligations of such Person under any lines of credit or working capital facility or in connection with any structured export or import financing or other trade transaction; provided that the aggregate principal amount of Debt incurred that is secured by receivables that shall fall due in any fiscal year shall not exceed (i) with respect to transactions secured by inventory and/or receivables from export sales, 80% of Ameristeel’s consolidated gross revenues from export sales (outside of the U.S. and Canada) for the immediately preceding fiscal year or (ii) with respect to transactions secured by inventory and/or receivables from domestic (U.S. or Canadian) sales, 80% of such Person’s consolidated gross revenues from sales within the U.S. or Canada for the immediately preceding fiscal year; and
                    (p) in addition to the foregoing Liens set forth in clauses (a) through (o) above, Liens securing Debt of any Ameristeel Entity (including, without limitation, guarantees of any Ameristeel Entity) the aggregate principal amount of which, at any time or determination, does not exceed 15% of Ameristeel’s Consolidated Net Tangible Assets.
          Section 8.8 Further Assurances. Each of the Obligors shall do and perform, from time to time, any and all acts (and execute any and all documents) as reasonably requested by the Administrative Agent in order to effect the purposes of the Credit Documents.
          Section 8.9 Transactions With Affiliates. No Obligor shall (or shall permit any of its respective Subsidiaries to) directly or indirectly enter into any transaction with any Affiliate except in the ordinary course of its business (which shall include intercompany loans and advances) and upon commercially reasonable terms that are no less favorable to it than those that might be obtained in a comparable arm’s-length transaction at the time from a Person that is not an Affiliate. The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of any Obligor who are not employees of such Obligor, (ii) any other transaction with any employee, officer or director of any Obligor pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to such Obligor and entered into in the ordinary course of business and approved, in respect of officers and directors, by the board of directors of such Obligor, or (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of an Obligor on behalf of or for the account of such Obligor.

          Section 8.10 Line of Business, Etc. No Obligor shall: (a) make any material change in its line of business (other than by engaging in a business related, complementary or ancillary to its line of business), (b) change its fiscal year or (c) make or permit any material change in its accounting policies or reporting practices except as required by a change in GAAP.
          Section 8.11 Use of Proceeds.
                    (a) No part of the proceeds of the Loans shall be used directly or indirectly for the purpose (whether immediate, incidental or ultimate) of buying or carrying any Margin Stock.
                    (b) The proceeds of the Loans shall be used by the Borrowers solely to fund the Acquisition and to pay related fees and expenses in connection with the Credit Documents and the Acquisition.
          Section 8.12 Merger, Etc. No Obligor will enter into any transaction of merger or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its Properties; provided that it may merge or consolidate with or into, or sell or transfer all or substantially all of its Properties to, any other Obligor; and provided further, that it may merge or consolidate with or into, or sell or transfer all or substantially all of its Properties to, any other Person that is organized in an OECD Country or Brazil if, immediately after giving effect thereto:
                    (a) (i) with respect to any merger or consolidation, it is the surviving Person or, if not, the surviving Person has validly assumed, in a manner satisfactory to the Administrative Agent and the Majority Banks, all obligations under the Credit Documents to which it is a party, or (ii) with respect to a sale, transfer, lease or other disposition of all or substantially all of its Properties, the Person to whom the Property has been sold, transferred, leased or otherwise disposed has validly assumed, in a manner satisfactory to the Administrative Agent and the Majority Banks, all obligations under the Credit Documents to which the transferor is a party (which assumption may constitute a novation of such obligations under Applicable Law);
                    (b) no Default or Event of Default (including resulting from a breach of Section 8.10) exists or would exist immediately after such merger, consolidation, sale, transfer, lease or other disposition;
                    (c) there would not be a Default or Event of Default relating to the Total Debt to EBITDA Ratio under Section 8.13 or EBITDA to Interest Expense Ratio under Section 8.14 if such ratios were determined on a pro forma basis with respect to the four-consecutive-fiscal-quarter period ending immediately preceding the date that is sixty (60) calendar days before the date of such merger, consolidation, sale or transfer, as the case may be;
                    (d) the Administrative Agent shall have received any other opinions and other documents or evidence as it (or the Majority Banks) may reasonably request in connection therewith; and

                    (e) to the extent reasonably requested by the Administrative Agent or the Majority Banks, the Credit Documents shall have been amended (or amended and restated) to reflect such merger, consolidation, sale, transfer, lease or other disposition.
          Section 8.13 Total Debt to EBITDA Ratio. Gerdau shall not permit the ratio of Total Debt to EBITDA calculated for any period of four fiscal quarters ending on each Date of Determination to exceed 4.0:1.0.
          Section 8.14 EBITDA to Interest Expense Ratio. Gerdau shall not permit the ratio of EBITDA to Interest Expense calculated for any period of four consecutive fiscal quarters ending on each Date of Determination to be less than 3.0:1.0.
          Section 8.15 Export Trade Matters.
                    (a) The Obligors will ensure that the Exporters will sell and the Off-Taker will purchase, pursuant to the Intercompany Export Agreement, Products in sufficient quantities (i) to generate the Overall Coverage Amount during the term of this Agreement, and (ii) to allow the Off-taker to comply with its obligations under its sales agreements with Designated Eligible Buyers in order to satisfy the Periodic Coverage Amount test with respect to each Interest Period based on a Market Value in effect for such Products at any given time during the term of this Agreement. In the event that at any time during the term of this Agreement the Intercompany Export Agreement no longer satisfies the requirements of the preceding sentence as a result of fluctuations in the Market Value of the Products or otherwise, the Exporters and the Off-taker will amend the Intercompany Export Agreement to ensure compliance therewith.
                    (b) The Off-taker will ensure (i) at all times that it has designated adequate Eligible Buyers as Designated Eligible Buyers pursuant to the terms hereof so that, commencing October 15, 2007, sales to such Designated Eligible Buyers are scheduled to generate export receivables payable to the Off-taker (“Export Receivables”) in amounts adequate to satisfy the Periodic Coverage Ratio for each Interest Period, and (ii) all such Export Receivables shall be Springing Lien Collateral.
                    (c) In the event that at any time during the term of this Agreement the Export Receivables generated from sales to Designated Eligible Buyers are not adequate to satisfy the requirements of Section 8.15(b), Gerdau and the Off-taker will promptly designate additional Eligible Buyers as Designated Eligible Buyers and all Export Receivables to be generated from sales to such Designated Eligible Buyers as Springing Lien Collateral as needed to generate the Export Receivables up to the Periodic Coverage Amount by attaching to a Compliance Certificate a revised Schedule IV to this Agreement, and upon the Collateral Agent’s receipt of any Compliance Certificate attaching a revised Schedule IV, Schedule IV hereof shall be automatically amended to include such Eligible Buyers that have been designated as additional Designated Eligible Buyers provided such additional Designated Eligible Buyers satisfy all applicable conditions specified herein; provided further, that if such failure to satisfy the requirements of Section 8.15(b) results from the ineligibility of a Designated Eligible Buyer due to the restrictions referred to in the definition of “Eligible Buyers”, either (i) Gerdau and the Off-taker shall, within 10 days after notice thereof from any Bank, the Administrative Agent or the Collateral Agent, replace such Designated Eligible Buyer and make the designations necessary to satisfy the requirements of Section 8.15(b) or (ii) the Borrowers shall, within 60 days after notice thereof from any Bank, the Administrative Agent or the Collateral Agent, prepay the Pre-Export Loans in accordance with Section 2.7 by an amount necessary so that the Off-taker is in full compliance with Section 8.15(b); provided further that in the event any Bank, the Administrative Agent or the Collateral Agent sends such a notice to the Off-taker with respect to any Designated Eligible Buyer after the occurrence of an Activation Event, the Off-taker and the Collateral Agent shall immediately instruct such Designated Eligible Buyer to make any future payments to an account designated by the Off-taker that is not the Collection Account and, upon the receipt of any such funds, the Off-taker shall immediately transfer an amount equal thereto from the Off-taker’s Payment Account to the Collection Account (such funds to be derived from other export receivables of the Off-taker).
                    (d) Unless and until an Activation Event occurs, the Off-taker shall irrevocably instruct the Designated Eligible Buyers to make all payments in respect of Export Receivables to the Off-taker’s Payment Account.
                    (e) The Exporters and the Off-taker will not create, assume or suffer to exist any Lien in or on any of the Springing Lien Collateral as it may exist from time to time other than any Lien created under the Credit Documents.
                    (f) Gerdau shall provide the Collateral Agent (i) no later than the date occurring 10 days after the last day of each Interest Period, a compliance certificate (each, a “Compliance Certificate”), substantially in the form of Exhibit G hereto, certifying, (x) with respect to such Interest Period, the amount of Export Receivables generated from sales of Products to Designated Eligible Buyers during such Interest Period and confirming that the Periodic Coverage Amount applicable to such Interest Period is generated specifically from Export Receivables derived from sales of Products to Designated Eligible Buyers, and (y) that based on current Market Values the Intercompany Export Agreement currently provides for sales of sufficient Products to satisfy the Overall Coverage Amount test specified in subsection (a) above; (ii) at the time of delivery of each Compliance Certificate and prior to an Activation Event, a letter (or similar document) from JPMorgan Chase Bank, N.A. certifying as to the total amount credited to the Off-taker’s Payment Account during such Interest Period; and (iii) on the Effective Date and on each anniversary of the Effective Date, a written report in form reasonably satisfactory to the Collateral Agent evidencing historical aggregate revenues from each Designated Eligible Buyer for the preceding three-year period, together with a non-binding projection of anticipated revenues for each such Designated Eligible Buyer for the then upcoming annual period.
ARTICLE IX
TRIGGER EVENT AND ACTIVATION EVENT
          Section 9.1 Trigger Event. The parties hereby agree that a “Trigger Event” shall occur if the Off-taker shall fail to generate the Periodic Coverage Amount with respect to an Interest Period from Export Receivables for any two consecutive Interest Periods or for any three non-consecutive Interest Periods during the term of this Agreement. Any subsequent failure to generate the Periodic Coverage Amount with respect to any Interest Period from Export Receivables after the occurrence of a Trigger Event shall constitute an Event of Default.
          Section 9.2 Activation Event. Upon the occurrence of a Trigger Event or an Event of Default, the Administrative Agent may, or upon the written direction of the Majority Banks shall, declare the activation of the lien on the Springing Lien Collateral (such declaration, an “Activation Event”).
          Section 9.3 Consequences of Activation Event. Upon the occurrence of an Activation Event, the following shall occur:
                    (a) The Off-taker shall promptly, but no later than four (4) Business Days after the occurrence of an Activation Event, send notices (each, a “Designated Eligible Buyer Notice”), substantially in the form set forth in Exhibit E hereto, to each Designated Eligible Buyer, with a copy of each Designated Eligible Buyer Notice being sent by the Off-taker to the Collateral Agent, informing each Designated Eligible Buyer of the Off-taker’s and applicable Exporter’s assignment of their respective rights to all Export Receivables and irrevocably instructing such Designated Eligible Buyer to make all payments in respect of Export Receivables to the Collection Account, and if the Off-taker fails to send any such Designated Eligible Buyer Notices, the Collateral Agent may send such Designated Eligible Buyer Notices directly. The Off-Taker shall use its reasonable best efforts to obtain the acknowledgment of each Designated Eligible Buyer to its Designated Eligible Buyer Notice. All invoices sent to each Designated Eligible Buyer after the occurrence of an Activation Event shall contain irrevocable payment instructions directing that all payments thereunder be made to the Collection Account.
                    (b) The Exporters and/or Off-taker shall promptly, but no later than one (1) Business Day after the occurrence of an Activation Event, cause the transfer of any future payments of Export Receivables by Designated Eligible Buyers received in the Off-taker’s Payment Account from the Off-taker’s Payment Account to the Collection Account promptly upon receipt thereof.
                    (c) During each Interest Period, if an Activation Event is declared as a result of the occurrence of a Trigger Event, the Collateral Agent will retain in the Collection Account one-fifth of the Pre-Export Loans Debt Service Amount due at the end of such Interest Period in each of the first five months of such Interest Period so that the full amount of the Pre-Export Loans Debt Service Amount will be on deposit in the Collection Account thirty (30) days prior to the end of such Interest Period. If such Pre-Export Loans Debt Service Amount has not been deposited into the Collection Account by such date, then the Collateral Agent shall notify the Off-taker of such shortfall on or before the date occurring five (5) Business Days prior to the applicable Payment Date. In the event of any such shortfall, the Off-taker shall transfer an amount equal to the shortfall from the Off-taker’s Payment Account to the Collection Account (such funds to be derived from other export receivables of the Exporters and/or Off-taker) before the date occurring two (2) Business Days prior to the applicable Payment Date.
                    (d) During each Interest Period, if an Activation Event is declared as a result of the occurrence of an Event of Default or if an Event of Default shall have otherwise occurred and be continuing, the Collateral Agent shall retain all amounts deposited into the Collection Account for application towards the repayment of the Borrowers’ obligations hereunder; provided however, that such amounts shall be retained only until funds in the Collection Account equal the Pre-Export Loans Debt Service Amount applicable to such Interest Period, unless the unpaid principal amount of the Loans has been accelerated in accordance with Article X, in which case all amounts deposited in the Collection Account shall be retained and applied as repayment of the Borrowers’ obligations hereunder. The Off-taker agrees that the full amount of the Pre-Export Loans Debt Service Amount applicable to such Interest Period will be on deposit in the Collection Account thirty (30) days prior to the end of such Interest Period. If such Pre-Export Loans Debt Service Amount has not been deposited into the Collection Account by such date, then the Collateral Agent shall notify the Off-taker of such shortfall and the Off-taker shall transfer an amount equal to the shortfall from the Off-taker’s Payment Account to the Collection Account (such funds to be derived from other export receivables of the Exporters and/or Off-taker) within two (2) Business Days of the date it receives notice from the Collateral Agent of such shortfall.
               (e) If no Event of Default shall have occurred and be continuing and the Borrowers shall have duly paid the applicable Pre-Export Loans Debt Service Amount in full on a Payment Date, then on the Business Day following receipt of such payment, the Collateral Agent shall release any amounts in the Collection Account to the Off-taker.
          Section 9.4 Trigger Event Mandatory Prepayment. If during any Interest Period after the declaration of an Activation Event (a) the transfer required to be made by Gerdau in accordance with either Sections 9.3(c) or 9.3(d) above is not received in the Collection Account before the applicable date specified in such subsection, or (b) upon any subsequent failure to generate the Periodic Coverage Amount, the Collateral Agent shall be entitled to retain all amounts deposited in the Collection Account during such Interest Period for application towards the pro rata prepayment of the Borrowers’ obligations under the Pre-Export Loans on the next succeeding Payment Date; provided that in the case of subsection (b) only, the amount to be applied toward such prepayment shall equal the difference between the Periodic Coverage Amount and the amount actually received in the Collection Account during such Interest Period and any excess funds in the Collection Account shall be released to the Off-taker.
          Section 9.5 OFAC Payments. The Collateral Agent, acting in its sole discretion, shall be entitled to block, suspend or reject payments made to the Collection Account if it has reason to believe that such payments are from any Person named on an OFAC List or related to sales of Products received by any Person named on an OFAC List.
ARTICLE X
EVENTS OF DEFAULT
               Each of the following events is herein called an “Event of Default”:
          Section 10.1 Payments. Any payment of any (a) principal on the Loans or any Note shall not be paid in full when due or (b) any interest, fee or any other amount whatsoever payable under the Credit Documents (including amounts payable pursuant to Article IV) shall not be paid when due and such default under this subsection (b) shall continue unremedied for five (5) Business Days;
          Section 10.2 Representations. (a) The Specified Representations shall prove to have been inaccurate in any respect as of the date made or deemed made by any Obligor, or (b) any representation, warranty or certification (other than the Specified Representations) made or deemed made herein or in any other Credit Document (or in any modification or supplement hereto or thereto) by any Obligor, or in any certificate furnished to any Bank or the Administrative Agent pursuant to the provisions hereof or of any other Credit Document, shall prove to have been inaccurate in any material respect as of the Effective Date or the Borrowing Date, and such inaccuracy is continuing on the date occurring forty-five (45) days after the Borrowing Date;
          Section 10.3 Covenants. Any Obligor shall default (a) in the observance or performance of any of its obligations under Sections 2.8, 8.1, 8.4(c)-(f), 8.5, 8.6, 8.7, 8.10, 8.11, 8.12, 8.13, 8.14, 8.15 or 9.3 hereof or (b) in the observance or performance of any of its other obligations under this Agreement (other than as provided in clause (a)) or any other Credit Document and such default under this clause (b) shall continue unremedied for a period of 30 days after the earlier of (x) the date on which any Obligor provides written notice thereof to the Administrative Agent or any Bank or (y) the date on which the Administrative Agent or any Bank provides written notice thereof to any Obligor;
          Section 10.4 Default Under Other Agreements. Any Obligor shall (a) default in any payment of any Debt beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created or (b) default in the observance or performance of any agreement or condition relating to any or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause such Debt to become due prior to its stated maturity and such default shall not have been cured or waived; provided, however, that no Event of Default will occur under this Section unless and until the aggregate amount of such Debt in respect of which one or more of the events mentioned above in this Section 10.4 has or have occurred equals or exceeds U.S.$50,000,000 or its equivalent in any currency other than Dollars;
          Section 10.5 Bankruptcy, etc. (a) Any Obligor shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; (b) any Obligor shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner, síndico, liquidator or similar Person of itself or of all or any substantial part of its Property; (ii) make a general assignment for the benefit of its creditors; (iii) file a petition seeking to take advantage of any Applicable Law relating to bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, liquidation, falência, dissolution, arrangement or winding up or composition or readjustment of debts; or (iv) take any corporate action for the purpose of effecting any of the foregoing; or (c) a proceeding or case shall be commenced against any Obligor, without its application or consent, seeking: (i) its reorganization, liquidation, dissolution, arrangement or winding up, or the composition or readjustment of its debts; (ii) the appointment of a receiver, custodian, trustee, examiner, síndico, liquidator or similar Person of it or of all or any substantial part of its Properties; or (iii) similar relief in respect of it under any Applicable Law relating to bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, liquidation, falência, dissolution or winding up or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 90 or more days;
          Section 10.6 Judgments. One or more judgment(s), order(s), decree(s), award(s), settlement(s) and/or agreement(s) to settle (including any relating to any arbitration) is/are rendered against any Obligor in an amount exceeding U.S.$50,000,000 (or its equivalent in any other currency) in the aggregate and shall remain unsatisfied, undischarged and in effect for a period of 60 or more days without a stay of execution, unless the same is either: (a) adequately bonded or covered by insurance where the surety or the insurer, as the case may be, has admitted liability in respect of such judgment(s), order(s), decree(s), award(s), settlement(s) and/or agreement(s) to settle or (b) is being contested by appropriate proceedings properly instituted and diligently conducted and fully provisioned in accordance with GAAP in such party’s financial statements;
          Section 10.7 Government Approvals. Any Governmental Approval at any time necessary to enable any Obligor to comply with any of its obligations under any of the Credit Documents shall be revoked, withdrawn, withheld or otherwise not in full force and effect and is not reinstated to the satisfaction of the Majority Banks within the earlier of (a) 30 days or (b) prior to the third Business Day before the day in which it shall be required to enable the Obligors to comply with its obligations under the Credit Documents, or shall be modified or amended in a manner that (in the aggregate) has had or could reasonably be expected to have a Material Adverse Effect;
          Section 10.8 Effectiveness of Obligations. (a) Any Obligor shall deny in writing its obligations under this Agreement, any Note or any other Credit Document; (b) any Applicable Law shall purport to render invalid, or preclude enforcement of, any material provision of this Agreement or any other Credit Document or prohibit, delay or materially impair performance of any Obligor’s obligations hereunder or under any other Credit Document; (c) any Credit Document shall otherwise cease to be in full force and effect; (d) any Governmental Authority authorizes or ratifies any action or series of actions for or resulting in (i) a moratorium of general applicability of payments on indebtedness of private sector borrowers which moratorium would reasonably be likely to result in any Obligor’s inability to perform its obligations under the Credit Documents or (ii) a rescheduling or restructuring of external indebtedness of borrowers that applies or would be reasonably likely to apply to any Obligor; or
          Section 10.9 Material Adverse Change. There shall have occurred after December 31, 2006 and on or before the Borrowing Date a material adverse change in the business, operations, property or financial condition of the Obligors taken as a whole, and such material adverse change is continuing on the date occurring forty-five (45) days after the Borrowing Date; or
          Section 10.10 Secured Export Notes. The Secured Export Notes shall not have been prepaid in full on or before October 15, 2007 in accordance with the irrevocable instructions dated September 4, 2007 and delivered to the trustee and the holders thereof.

          THEN, if an Event of Default exists, then the Administrative Agent shall, upon the request of the Majority Banks: (A) by notice to the Obligors, declare: (1) the Commitments to be terminated immediately, whereupon the Commitments shall immediately terminate, and (2) the principal amount then outstanding of, and the accrued interest on, the Loans and the Notes and all other amounts payable by the Obligors under the Credit Documents (including any amounts payable under Section 4.4) to be immediately due and payable, whereupon such amounts shall be immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Obligors; provided that in the case of an Event of Default of the kind referred to in Section 10.5, the Commitments shall automatically terminate and all amounts payable under the Credit Documents shall automatically become immediately due and payable, without any further action by any Person, and/or (B) exercise any other rights and remedies available at law and in equity.
ARTICLE XI
GUARANTY
          Section 11.1 Guaranty.
                    (a) For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor, jointly and severally, hereby unconditionally guarantees the full and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the payment obligations of the Borrowers under the Credit Documents, in each case as primary obligor and not merely as surety and with respect to all such obligations howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due. This is a guaranty of payment and not merely of collection.
                    (b) All payments made by any Guarantor under this Article XI shall be payable in the manner required for payments by the Borrowers hereunder, including: (i) the obligation to make all such payments free and clear of, and without deduction for, any Taxes (including withholding taxes) and to deliver all required tax forms, in each case in accordance with Section 4.5, (ii) the obligation to pay interest at the Default Rate and (iii) the obligation to pay all amounts due hereunder and under the Notes in Dollars.
          Section 11.2 Guaranty Unconditional. The obligations of the Guarantors under this Article XI shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:
                    (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation(s) of the Borrowers under the Credit Documents and/or any Commitment(s) under the Credit Documents, by operation of law or otherwise,
                    (b) any modification or amendment of or supplement to this Agreement or any other Credit Document,

                    (c) any change in the corporate existence, structure or ownership of the Borrowers or any other Person, or any event of the type described in Section 10.5 with respect to any Person,
                    (d) the existence of any claim, set-off or other rights that any Guarantor may have at any time against the Borrowers, the Administrative Agent, any Bank or any other Person, whether in connection herewith or with any unrelated transactions,
                    (e) any invalidity or unenforceability relating to or against the Borrowers for any reason of any Credit Document, or any provision of Applicable Law purporting to prohibit the performance by the Borrowers of any of their obligations under the Credit Documents, or
                    (f) any other act or omission to act or delay of any kind by the Borrowers, the Administrative Agent, any Bank or any other Person or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Borrowers under the Credit Documents.
          Section 11.3 Discharge Only Upon Payment in Full; Reinstatement In Certain Circumstances. The obligations of the Guarantors hereunder shall remain in full force and effect until all of the payment obligations of the Borrowers under the Credit Documents shall have been paid or otherwise performed in full and all of the Commitments shall have terminated. If at any time any payment made under this Agreement or any other Credit Document is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, reorganization, recuperação judicial ou extrajudicial, falência or similar event of the Borrowers or any other Person or otherwise, then the obligations of the Guarantors hereunder with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time.
          Section 11.4 Waiver. Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law: (a) notice of acceptance of the Guaranty provided in this Article XI and notice of any liability to which this Guaranty may apply; (b) all notices that may be required by Applicable Law or otherwise to preserve intact any rights of any Bank against the Borrowers, including any demand, presentment, protest, proof of notice of non-payment, notice of any failure on the part of the Borrowers to perform and comply with any covenant, agreement, term, condition or provision of any agreement and any other notice to any other party that may be liable in respect of the obligations Guaranteed hereby (including the Borrowers) except any of the foregoing as may be expressly required hereunder; (c) any right to the enforcement, assertion or exercise by the Administrative Agent or any Bank of any right, power, privilege or remedy conferred upon such Person under the Credit Documents or otherwise; (d) any requirement that the Administrative Agent or any Bank exhaust any right, power, privilege or remedy, or mitigate any damages resulting from a default, under any Credit Document, or proceed to take any action against the Borrowers or any other Person under or in respect of any Credit Document or otherwise; and (e) the benefit of Articles 827, 829, 830, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, Article 595 of the Brazilian Civil Procedure Code.

          Section 11.5 Subrogation. Upon making a payment under this Article XI, each Guarantor shall be subrogated to the rights of the payee against the Borrowers with respect to such obligation; provided that no Guarantor shall enforce any payment by way of subrogation, indemnity or otherwise, or exercise any other right, against the Borrowers (or otherwise benefit from any payment or other transfer arising from any such right) so long as any payment obligations of the Borrowers remain unpaid and/or unsatisfied under the Credit Documents.
          Section 11.6 Stay of Acceleration. If acceleration of the time for payment of any amounts payable under the Credit Documents is stayed due to any event described in Section 10.5, then all such amounts otherwise subject to acceleration under this Agreement shall nonetheless be payable by the Guarantors hereunder immediately upon demand by the Administrative Agent.
ARTICLE XII
THE AGENTS
          Section 12.1 Appointment, Powers and Immunities. (a) Each Bank hereby appoints and authorizes each of the Agents to act as its agent hereunder and (as applicable) under the other Credit Documents to which such Agent is a party with such powers as are specifically delegated to such Agent by the terms of this Agreement and (as applicable) the other Credit Documents to which such Agent is a party, together with such other powers as are reasonably incidental thereto. Each Agent (which term as used in this sentence and in Section 12.5 shall include reference to its Affiliates and its own and its Affiliates’ officers, directors, employees, representatives and agents):
                    (i) shall have no duties or responsibilities except those expressly set forth in the Credit Documents to which such Agent is a party and shall not by reason of this Agreement or any other Credit Document be a trustee or fiduciary for any Bank,
                    (ii) shall not be responsible to any Bank for any recitals, statements, representations or warranties contained in any Credit Document, or in any certificate or other document referred to or provided for in, or received by any of them under, any Credit Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Credit Document or any other document referred to or provided for herein or for any failure by any Obligor to perform any of its obligations hereunder or thereunder,
                    (iii) except as expressly provided in the Credit Documents to which such Agent is a party, shall not be required to initiate or conduct any litigation or collection proceedings under any Credit Document, and
                    (iv) shall not be responsible for any action taken or omitted to be taken by it hereunder or under any other document referred to or provided for herein or in connection herewith, except for its own gross negligence or willful misconduct.

Each Agent may employ agents and attorneys-in-fact and shall not be responsible for the negligence or misconduct of or for the supervision of any such agents or attorneys-in-fact that were selected by it in good faith. Each Agent shall as soon as practicable provide the Banks will all information and copies of all notices which are given to it and which by the terms of this Agreement are to be provided or given to the Banks.
                    (b) Before either Agent acts or refrains from acting, it may require an officer’s certificate from any Obligor and/or an opinion of counsel satisfactory to such Agent with respect to the proposed action or inaction at the Banks’ expense. Neither Agent shall be liable for any action it takes or omits to take in good faith in reliance upon such certificate or opinion. Whenever in the administration of the Credit Documents to which such Agent is a party, either Agent shall deem it necessary or desirable that a matter be provided or established before taking or suffering or omitting to take any act under any Credit Document to which such Agent is a party, such matter (unless other evidence in respect thereof is herein specifically prescribed) may, in the absence of gross negligence or bad faith on the part of such Agent, be deemed to be conclusively proved and established by an officers’ certificate delivered to such Agent, and such certificate, in the absence of gross negligence or bad faith on the part of such Agent, shall be full warrant to such Agent for any action taken, suffered or omitted to be taken by it under the Credit Documents upon the faith thereof.
                    (c) The Joint Lead Arrangers, in their capacities as joint lead arrangers, shall not have any liability or responsibility whatsoever under the Credit Documents.
                    (d) Any Person (i) into which either Agent may be merged or consolidated or (ii) that may result from any merger, conversion or consolidation to which either Agent shall be a party shall (if such Agent is not the surviving entity) be the successor of such Agent without the execution or filing of any instrument or any further act on the part of any of the parties hereto.
          Section 12.2 Reliance by the Agents. Each Agent shall be entitled to rely conclusively upon any certification, notice or other communication (including any thereof by e-mail, telephone or facsimile) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the appropriate Person(s), and upon advice and statements of legal counsel and other experts selected by such Agent. As to any matters not expressly provided for in the Credit Documents, the Collateral Agent shall in all cases be fully protected in relying upon the Administrative Agent’s instruction and the Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, thereunder in accordance with instructions given by the Majority Banks, and such instructions of the Majority Banks and any action taken or failure to act pursuant thereto shall be binding upon all of the Banks.
          Section 12.3 Defaults. Neither Agent shall be deemed to have knowledge or notice of the occurrence of a Default unless it has received written notice from a Bank or an Obligor specifying such Default and stating that such notice is a “Notice of Default.” If either Agent receives such a notice, then it shall give prompt notice thereof to the Banks and the Borrowers (if such notice is received from a Bank). The Administrative Agent shall (subject to Section 12.7) take such action with respect to any such Default as shall be directed by the Majority Banks; provided that unless and until the Administrative Agent shall have received such directions, it may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable in the best interest of the Banks except to the extent that the Credit Documents expressly require that such action be taken, or not be taken, only with the consent or upon the authorization of the Majority Banks or all of the Banks.
          Section 12.4 Rights as a Bank. With respect to any Commitment and Loan made or held by it, JPMorgan Chase Bank, N.A. (and any successor acting as an Agent) in its capacity as a Bank hereunder shall have the same rights and powers as any other Bank and may exercise the same as though it were not acting as an Agent, and the term “Bank” shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. JPMorgan Chase Bank, N.A. (and any successor acting as an Agent) and its Affiliates may (without having to account therefore to any Bank) accept deposits from, lend money to, make investments in and generally engage in any kind of banking, trust or other business with any Obligor, and any Affiliate of any thereof as if it were not acting as an Agent, and JPMorgan Chase Bank, N.A. (and any such successor) and its Affiliates may accept fees and other consideration from any such Person(s) for services in connection with this Agreement or otherwise without having to account for the same to the Banks.
          Section 12.5 Indemnification. The Banks agree to indemnify each Agent (to the extent not reimbursed under Section 13.1, but without limiting the obligations of the Obligors under Section 13.1) ratably in accordance with the aggregate principal amount of the Loans held by the Banks (or, if no Loans are at the time outstanding, ratably in accordance with their respective Commitments), for any and all losses, liabilities, claims, obligations, damages or expenses (including the fees and disbursements of counsel) incurred by it arising out of or by reason of any investigation in any way relating to or arising out of this Agreement or any other Credit Documents to which such Agent is a party or the transactions contemplated hereby (including the costs and expenses that the Obligors are obligated to pay under Section 13.1, but excluding, other than additional administrative costs and expenses resulting from a Default, normal administrative costs and expenses incident to the performance of its agency duties hereunder) or the enforcement of any of the terms hereof or of any such other documents; provided that no Bank shall be liable to either Agent for any of the foregoing to the extent that it arises from the gross negligence or willful misconduct of such Agent as determined by a final, nonappealable judgment by a court of competent jurisdiction. In no event shall any Bank be liable to either Agent for any punitive or consequential damages in connection with any of the Credit Documents. The obligations of the Banks under this Section 12.5 shall survive the termination of this Agreement, the repayment of the Loans and/or the earlier resignation or removal of an Agent.
          Section 12.6 Non-Reliance upon the Agents and other Banks. Each Bank agrees that it has, independently and without reliance upon either Agent, the Joint Lead Arrangers or any other Bank, and based upon such documents and information as it has deemed appropriate, made its own credit analysis of the Obligors and decision to enter into this Agreement and that it will, independently and without reliance upon either Agent, the Joint Lead Arrangers or any other Bank, and based upon such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement and the other Credit Documents. Neither Agent shall be required to inspect the Properties or books of any Obligor. Except for notices, reports and other documents and information expressly required to be furnished to the Banks by the Administrative Agent under the Credit Documents to which such Agent is a party, neither Agent shall have any duty or responsibility to provide any Bank with any credit or other information concerning the affairs, financial condition or business of any Obligor that may come into the possession of such Agent or any of its Affiliates.
          Section 12.7 Failure to Act. Except for any action expressly required of an Agent under a Credit Document to which such Agent is a party, it shall in all cases be fully justified in failing or refusing to act under the Credit Documents unless it shall receive further assurances to its satisfaction from the Banks of their indemnification obligations under Section 12.5 against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. No provision of any Credit Document shall require any Agent to take any action that it reasonably believes to be contrary to Applicable Law or to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties thereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Notwithstanding the foregoing, the Collateral Agent shall at all times follow the instructions of the Administrative Agent or the Borrowers, as the case may be, but in no event shall the Collateral Agent at any time be directed by the Banks to take action.
          Section 12.8 Resignation or Removal of the Agents. Subject to the appointment and acceptance of a successor Agent as provided below, each Agent may resign at any time by giving notice thereof to the Banks and the Obligors, and each Agent may be removed at any time with or without cause by the Majority Banks. Upon any such resignation or removal, the Majority Banks shall have the right to appoint a successor Administrative Agent or Collateral Agent. If no successor Administrative Agent or Collateral Agent shall have been so appointed and shall have accepted such appointment within 30 days after the existing Agent’s giving of notice of resignation or the Majority Banks’ election to remove such existing Agent, then such existing Agent may, on behalf of the Banks, appoint a successor Agent, which shall be a bank that has a combined capital and surplus of at least U.S.$100,000,000 (or its equivalent in any other currency). Upon the acceptance of any appointment as the Administrative Agent or Collateral Agent, as the case may be, hereunder by a successor, such successor shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the existing Agent, and such existing Agent shall be discharged from its duties and obligations hereunder. After any Agent’s resignation or removal hereunder, the provisions of this Article XII shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.
          Section 12.9 Limitation on Duty of Collateral Agent in Respect of Collateral. (a) Beyond the exercise of reasonable care in the custody thereof or as otherwise required under Applicable Law, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith.
                    (b) The Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence, bad faith or willful misconduct on the part of the Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral.
          Section 12.10 Concerning the Collateral Agent and the Collateral. The Collateral Agent shall have no duty to act outside of the United States in respect of any Collateral located in any jurisdiction other than the United States (“Foreign Collateral”) but shall at the specific request of the Administrative Agent, appoint a Person or Persons to act on behalf of the Secured Parties with respect to such Foreign Collateral. Such qualified Person or Persons and the Collateral Agent shall, provided the same are reasonably acceptable to the Collateral Agent, enter into a collateral assignment pledge agreement, mortgage, enforcing document or other security agreement purporting to relate to the Lien or security interest in such item of Foreign Collateral pursuant to which such Person or Persons shall exercise the rights and remedies of the Collateral Agent and Secured Parties in the Collateral for their respective benefit.
          Section 12.11 Appointment of Collateral Agent. (a) Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any Collateral may at the time be located and for purposes of enforcement, the Collateral Agent shall have the power and may execute and deliver all instruments to appoint one or more Persons to act as its agent of the Secured Parties of all or any part of the Collateral, and to vest in such Person or Persons, in such capacity and for the benefit or on behalf of the Secured Parties, such title to the Collateral, or any part thereof, and such powers, duties, obligations, rights and trusts as the Collateral Agent may consider necessary or desirable, provided that the appointment of such agent shall be subject to the approval of the Administrative Agent, which approval shall not be unreasonably withheld, and provided further, that any such agent shall agree to be liable to the Secured Parties to the extent the Collateral Agent is so liable pursuant to this Agreement.
                    (b) All rights and powers, conferred or imposed upon the Collateral Agent may be conferred or imposed upon and may be exercised or performed by an agent.
                    (c) Any notice, request or other writing given to the Collateral Agent shall be deemed to have been given to each of the agents as effectively as if given to each of them. Every instrument appointing any agents shall refer to this Agreement.

                    (d) Any agent may at any time appoint the Collateral Agent as its agent or attorney in fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name.
                    (e) The Collateral Agent shall not be responsible for any willful misconduct or negligence on the part of any agent appointed with due care and in good faith pursuant to this Section.
ARTICLE XIII
MISCELLANEOUS
          Section 13.1 Expenses; Indemnity.
                    (a) Whether or not the transactions contemplated hereby are consummated, the Borrowers hereby agree to pay or reimburse from time to time upon request: (i) the Administrative Agent for all of its reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees and expenses of a single New York and local counsel (limited to single counsel in each applicable jurisdiction) to the Administrative Agent and Joint Lead Arrangers) in connection with: (A) the syndication, negotiation, preparation, review, translation, execution and delivery of this Agreement and the other Credit Documents and the documents and instruments prepared in connection herewith or in anticipation hereof (it being understood that the legal fees and other out-of-pocket expenses of the Joint Lead Arrangers and the Administrative Agent in connection with the items listed in this Clause (A) shall be limited to a total aggregate amount agreed upon by Gerdau and the Joint Lead Arrangers), and (B) the negotiation or preparation of any modification, amendment, supplement or waiver of any of the terms of this Agreement and the other Credit Documents (whether or not consummated) and (ii) the Agents and each of the Banks for all of their reasonable and documented out-of-pocket costs and expenses (including the reasonable and duly evidenced fees and expenses of shared legal counsel) in connection with any enforcement or collection proceedings resulting from the occurrence of an Event of Default. The Borrowers further agree to pay, and hold each of the Banks harmless from and against, any and all present and future stamp and other similar taxes with respect to this Agreement and the other Credit Documents and save and hold each of the Banks harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to such Banks) to pay such taxes.
                    (b) The Obligors hereby agree, on a joint and several basis, to indemnify each Bank and its respective directors, officers, employees, representatives, attorneys and agents (each an “Indemnified Person”) from, and hold each of them harmless against, any and all losses, liabilities, obligations, penalties, actions, judgments, suits, costs, claims, damages, disbursements or reasonable and documented expenses incurred by any of them as a result of, or arising out of, or in any way related to, or by reason of any investigation, litigation, arbitration or other proceeding (whether or not the Indemnified Person is a party thereto) (including any threatened investigation, litigation, arbitration or other proceeding) relating to the Credit Documents and/or the use or proposed use by the Borrowers of the proceeds of the Loans or the consummation of any transactions contemplated herein or in any other Credit Document, including the reasonable and documented fees and disbursements of counsel incurred in connection with any such investigation, litigation or other proceedings (but excluding any such losses, liabilities, claims, damages or expenses incurred by reason of the gross negligence or willful misconduct of the Person to be indemnified, as determined by a final, nonappealable judgment by a court of competent jurisdiction). To the extent that any undertaking in this Section may be unenforceable because it violates any Applicable Law or is contrary to public policy, the Obligors shall contribute the maximum portion that it is permitted to pay and satisfy under Applicable Law to the payment and satisfaction of such undertaking. In no event shall any party hereto be liable for punitive or consequential damages in connection with any of the Credit Documents.
                    (c) All amounts payable or indemnifiable under this Section shall be due and payable within four (4) Business Days after demand therefor. All amounts paid and costs incurred by any Indemnified Party in respect to any matter payable or indemnifiable under this Section shall, if not so paid or reimbursed by the Obligors before the date that is ten (10) Business Days after the date on which the Obligors were requested to make such payment, be an Event of Default and bear interest from the date of such request at the Default Rate. The obligations of the Obligors under this Section 13.1 shall survive the termination of this Agreement.
          Section 13.2 Notices. Except as otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including facsimile communication) and mailed, facsimiled or delivered: if to any Obligor, the Agents or any Bank, at its address specified on Schedule II hereto or, as to any Obligor or the Agents, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Bank, at such other address as shall be designated by such Bank in a written notice to the Borrowers and the Administrative Agent. All such notices and communications shall, when mailed, facsimiled, or sent by overnight courier, be effective when received.
          Section 13.3 Benefit of Agreement; Assignments and Participations.
                    (a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, no Obligor may assign or transfer any of its rights, obligations or interest hereunder or under any other Credit Document without the prior written consent of each Bank.
                    (b) Each Bank may assign all or a portion of its Loans or Commitments hereunder to one or more Eligible Assignees each of which assignees shall become a party to this Agreement as a Bank by execution of an assignment agreement, substantially in the form of Exhibit J; provided that, (i) at such time Schedule I shall be deemed modified to reflect the Commitments of such new Bank and of the existing Banks; (ii) the Obligors will issue new Notes to such new Bank and to the assigning Bank upon the request of such new Bank or assigning Bank in replacement of the original Notes, such new Notes to be in conformity with the requirements of Section 2.4 to the extent needed to reflect the ownership of the Loans; (iii) the Administrative Agent shall receive at the time of each such assignment, from the assignee, the payment of a non-refundable assignment fee of U.S.$3,500; and (iv) each such assignment shall be in a minimum amount of U.S.$10,000,000. To the extent of any assignment pursuant to this Section 13.3(b), the assigning Bank shall be relieved of its obligations hereunder with respect to its assigned Commitments and Loans. No transfer or assignment under this Section 13.3(b) will be effective until recorded by the Administrative Agent on the Register pursuant to Section 13.3(c). Notwithstanding the foregoing, no assignment after the date hereof shall increase the withholding tax burden on the Borrowers based on the Applicable Law in effect as of the date of such assignment, including, without limitation, any additional amounts payable under Section 4.5(a); provided, however, that such limitation shall not prevent any such assignment, but shall shift the burden of any such increased cost, to the extent such cost relates solely to Applicable Law in effect as of the date of such assignment, to the relevant assignee throughout the remainder of the term of this Agreement.
                    (c) The Borrowers hereby designate the Administrative Agent to serve as the Borrowers’ agent, solely for purposes of this Section 13.3(c), to maintain a register (the “Register”) on which it will record the Commitments from time to time of each of the Banks, the Loans made by each of the Banks and each repayment in respect of the principal amount of the Loans of each Bank. The requirements of this Section 13.3(c) and Section 13.3(b) are intended to result in the Loans being in “registered form” for purposes of Section 871, Section 881 or any other applicable provision of the Code, and shall be interpreted and applied in a manner consistent therewith. Failure to make any such recordation, or any error in such recordation shall not affect the Borrowers’ obligations in respect of the Loans. Each Borrower agrees to indemnify the Administrative Agent from and against any and all losses, claims, damages and liabilities of whatsoever nature which may be imposed on, asserted against or incurred by the Administrative Agent in performing its duties under this Section 13.3(c), except to the extent that such losses, claims, damages or liabilities were caused by the gross negligence or willful misconduct of the Administrative Agent.
                    (d) Notwithstanding the foregoing, any Bank may transfer or grant participations in its rights hereunder without the consent of any Obligor. In connection with any such participation, such Bank shall remain a “Bank” for all purposes hereunder and the participant shall not constitute a “Bank” hereunder and no Bank shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend any scheduled Payment Date of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the Commitments in which such participant is participating over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default shall not constitute a change in the terms of any Commitment, and that an increase in any Commitment shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by any Obligor of any of its rights and obligations under this Agreement, (iii) amend, modify or waive any provision in Article XI hereof or release any Guarantor from any of their respective obligations hereunder, or (iv) release all or any portion of the Collateral (as such term is defined in the Security Agreement). In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Credit Documents (the participant’s rights against such Bank in respect of such participation to be those set forth in the agreement executed by such Bank in favor of the participant relating thereto) and all amounts payable by the Borrowers hereunder shall be determined as if such Bank had not sold such participation, except that the participant shall be entitled to the benefit of Article IV to the extent that such Bank would have been entitled thereto if it had not granted such participation.
                    (e) In addition to the assignments and participations permitted under the foregoing provisions of this Section 13.3, any Bank may (without notice or consent of the Administrative Agent, the Borrowers or any other Person and without payment of any fee) assign and pledge all or any portion of its Loans and Notes to any U.S. Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the U.S. Federal Reserve System and any operating circular issued by such Federal Reserve Bank. No such assignment shall release the assigning Bank from its obligations hereunder.
          Section 13.4 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, the Collateral Agent, any Joint Lead Arranger or any Bank or any holder of any Note in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing among the Borrowers and the Administrative Agent, the Collateral Agent, any Joint Lead Arranger or any Bank or the holder of any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Credit Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, any Joint Lead Arranger or any Bank or the holder of any Note would otherwise have. No notice to or demand on the Borrowers in any case shall entitle the Borrowers to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, the Collateral Agent, any Joint Lead Arranger or any Bank or the holder of any Note to any other or further action in any circumstances without notice or demand.
          Section 13.5 Calculations; Computations.
                    (a) The financial statements to be furnished to the Banks pursuant hereto shall be made and prepared in accordance with GAAP (except as set forth in the notes thereto or as otherwise disclosed in writing by any Obligor to the Banks); provided that, except as otherwise specifically provided herein, all computations determining compliance with Sections 8.13 and 8.14, including the definitions used therein, shall utilize accounting principles and policies in conformity with those used to prepare the historical financial statements delivered to the Banks pursuant to Section 5.7, except to the extent such principles and policies are required by Applicable Law to be changed.
                    (b) All computations of interest and the Fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable.

          Section 13.6 Governing Law; Submission To Jurisdiction; Venue.
                    (a) This Agreement and the other Credit Documents and the rights and obligations of the parties hereunder and thereunder shall be governed by and construed in accordance with the law of the State of New York.
                    (b) Any legal action or proceeding with respect to this Agreement or any other Credit Document may be brought in the courts of the State of New York or of the United States for the Southern District of New York sitting in the Borough of Manhattan, New York City, and, by execution and delivery of this agreement, each party hereto hereby irrevocably accepts, for the benefit of each other party hereto, for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.
                    (c) Each Obligor hereby irrevocably designates, appoints and empowers Law Debenture Corporate Services, Inc. with offices currently located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States of America (the “Process Agent”) as its designee, appointee and agent under each of the Credit Documents to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding brought in any courts of the State of New York or of the United States for the Southern District of New York. Each Obligor covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents that may be necessary to continue the foregoing appointment in full force and effect and to cause the agent for service of process to continue to act in such capacity. If for any reason the Law Debenture Corporate Services, Inc. (or any successor thereto) shall cease, or shall not be capable to act, as process agent, the Obligors shall promptly and irrevocably designate and appoint a successor process agent, subject to the Administrative Agent’s reasonable approval. In the event that the Obligors have not duly appointed such successor process agent within 15 days after the existing process agent ceases to act as such, the Obligors hereby authorize the Administrative Agent to act as the Obligors’ duly appointed attorney-in-fact to execute any documents and take any actions reasonably necessary for the Administrative Agent to appoint a successor process agent and shall promptly provide notice of such appointment to the Obligors. Each Obligor further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof, to the extent permitted under applicable law, by registered or certified mail, postage prepaid, to such Obligor at its address set forth opposite its signature below, such service to become effective upon receipt. It is hereby agreed by the parties hereto that the preferred method of service of process shall be through process served on the Process Agent, and alternative methods shall be used only if such service of process through the Process Agent is determined to be invalid, ineffective, untimely or otherwise burdensome as determined by the Administrative Agent or the Majority Banks in their sole discretion. Nothing herein shall affect the right of any Obligor, the Administrative Agent, any Joint Lead Arranger, any Bank or the holder of any Note to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction.
                    (d) Each of the Obligors hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this agreement or any other credit document brought in the courts referred to in clause (b) above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.
          Section 13.7 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.
          Section 13.8 Counterparts; Headings Descriptive; English Language. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement. All documents to be delivered by any party hereto pursuant to the terms of this Agreement or any other Credit Documents and all certificates, reports or notices to be delivered or communications to be given or made by any party hereto pursuant to the terms of this Agreement or any other Credit Document shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the other parties hereto shall have the right to rely for all purposes of this Agreement and the other Credit Documents.
          Section 13.9 Amendment or Waiver. Neither this Agreement nor any other Credit Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the Borrowers and the Majority Banks; provided that no such change, waiver, discharge or termination shall, without the consent of each Bank being directly affected thereby: (i) extend any scheduled Payment Date of any Loan or any Note, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates), or reduce the principal amount thereof, or increase (over the amount thereof then in effect) or extend the availability of (whether by amendment of the definition of Availability Expiry Date or otherwise) the Commitments of any Bank (it being understood that a waiver of any conditions precedent, covenants, Default or Event of Default shall not constitute an increase or extension of the availability of the Commitment of any Bank); (ii) amend, modify or waive any provision of Section 2.11, Section 2.12, Section 4.5 or this Section 13.9; (iii) reduce the percentage specified in, or otherwise modify, the definition of Majority Banks; (iv) consent to the assignment or transfer by or release of any Obligor of any of its rights and obligations under any Credit Document; or (v) amend, modify or waive any provision in Article XI hereof or release any Guarantor from any of their respective obligations hereunder; or (vi) release all or any portion of the Collateral (as such term is defined in the Security Agreement); provided further, that no such change, waiver, discharge or termination shall: (x) without the consent of the Agents, amend, modify or waive any provision of Article XII or any other provision relating to the rights or obligations of the Agents, or (y) without the consent of the Joint Lead Arrangers, amend, modify or waive any provision relating to the rights of the Joint Lead Arrangers.

          Section 13.10 Survival. All indemnities set forth herein including, without limitation, in Article IV, Sections 11.3, 12.5, 13.1, 13.3 and 13.11 shall survive the execution and delivery of this Agreement and the Notes and the making and repayment of the Loans and any assignments thereof.
          Section 13.11 Judgment Currency. The obligations of the Obligors hereunder and under the other Credit Documents to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars, except to the extent that such tender or recovery results in the effective receipt by an Agent or the respective Bank of the full amount of Dollars expressed to be payable to such Agent or such Bank under this Agreement or the other Credit Documents. Each Obligor agrees to indemnify the Agents and each Bank against any loss incurred by such Agent or such Bank as a result of any judgment or order being given or made for the payment of any amount due hereunder or under any other Credit Document which is expressed and paid in a currency other than Dollars (such other currency, the “Judgment Currency”) and as a result of any variation between (a) the rate of exchange at which the Dollar amount is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the rate of exchange at which such Agent or such Bank is able to purchase Dollars with the amount of Judgment Currency actually received by such Agent or such Bank. The foregoing indemnity shall, to the extent permitted by Applicable Law, constitute a separate and independent obligation of the Obligors, shall continue in full force and effect notwithstanding any such judgment or order as aforesaid, and shall not be affected by judgment being obtained for any other sums due under this Agreement or under any other Credit Document. The term “rate of exchange” shall include any premiums and costs payable in connection with the purchase of, or conversion into, the relevant currency.
          Section 13.12 Waiver of Sovereign Immunity. Each Obligor represents, warrants and agrees that the activities contemplated by the provisions of the Credit Documents are commercial in nature rather than governmental or public, and therefore represents, warrants and agrees that it is not entitled to any right of immunity on the grounds of sovereignty or otherwise with respect to such activities or in any legal action or proceeding arising out of or relating to the Credit Documents. Each Obligor, in respect of itself and its properties and revenues, hereby expressly irrevocably waives, to the extent permitted by Applicable Law, any right of immunity that such Obligor or any of its properties and revenues has or may hereafter acquire, whether characterized as sovereign immunity or otherwise, from any legal proceedings, whether in the United States, the Cayman Islands, Brazil or elsewhere, related to or arising from the transactions contemplated by any of the Credit Documents, and agrees not to assert any such right or claim in any such proceeding.
          Section 13.13 Confidentiality. Each Bank agrees to keep confidential (other than (x) with respect to its employees, auditors, accountants, advisors or counsel or to another Bank if the Bank or such Bank’s holding or parent company in its sole discretion determines that any such party should have access to such information, provided such Persons shall be subject to the provisions of this Section 13.13 to the same extent as such Bank or (y) with the prior consent of any Obligor), in accordance with its customary procedures of handling confidential information of the same nature and in accordance with safe and sound banking practices, any information with respect to the Obligors or any of their Subsidiaries which has been, is now or in the future will be furnished pursuant to or in anticipation of this Agreement or any other Credit Document and which is designated by the Obligors to the Banks in writing as confidential or would customarily be treated as confidential in banking practice, provided that any Bank may disclose any such information (i) as has become generally available to the public, (ii) as may be required or appropriate in any report, statement or testimony submitted to any Governmental Authority having or claiming to have jurisdiction over such Bank, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any Applicable Law applicable to such Bank, (v) to the Administrative Agent, (vi) to any credit rating agency that rates the financial condition of the Bank or the claims paying ability of the Bank or the financial condition of the Obligors, (vii) to any prospective or actual transferee or participant (or its investment or legal advisors) in connection with any contemplated transfer or participation of any of the Loans, Notes or Commitments or any interest therein by such Bank, provided that such prospective transferee agrees to maintain the confidentiality contained in this Section 13.13 and, in the case of any Projections, agrees to sign a confidentiality agreement in form and substance reasonably satisfactory to Gerdau and Ameristeel, (viii) to any prospective or actual counterparty (or its investment or legal advisors) in connection with any securitization, swap or derivative transactions relating to any Obligor, any Subsidiary of an Obligor, and/or the Obligations, provided that prior written notice identifying the prospective or actual counterparty is given to the Borrowers and such prospective counterparty agrees to maintain the confidentiality contained in this Section 13.13 and, in the case of any Projections, agrees to sign a confidentiality agreement in form and substance reasonably satisfactory to Gerdau and Ameristeel, and (ix) to any of its Affiliates in connection with the administration, syndication or enforcement of the Credit Documents.
               The Obligors agree that the terms contained in the Credit Documents are confidential and, except for disclosure to the various parties thereto, their respective shareholders and such Persons’ board of directors (or similar body), officers, employees or professional advisors, or as may be compelled in a judicial or administrative proceeding or otherwise be required by Applicable Law, may not be disclosed in whole or in part by any Obligor to any other Person without the prior written consent of the Administrative Agent.
          Section 13.14 USA PATRIOT Act Notice. Each Bank subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and each of the Agents (for itself and not on behalf of any Bank), hereby notifies the Borrowers that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of each Borrower and other reasonable information that will allow such Bank, the Administrative Agent or the Collateral Agent, as applicable, to identify the Borrowers in accordance with the Patriot Act.

     IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

GERDAU AMERISTEEL US INC., as a Borrower
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	Vice President, CFO and Assistant Secretary

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GNA PARTNERS, GP, as a Borrower
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	CFO and Assistant Secretary

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU S.A., as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AMERISTEEL CORPORATION, as a Guarantor
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	Vice President, CFO and Assistant Secretary

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOMINAS S.A., as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Director

GERDAU ACOMINAS OVERSEAS LIMITED, as the Off-taker
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOS LONGOS S.A., as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOS ESPECIAIS S.A., as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:	/s/ Osvaldo B. Schirmer
	Name:	Osvaldo B. Schirmer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

JPMORGAN CHASE BANK, N.A., as Administrative Agent
By:	/s/ Linda M. Meyer
	Name:	Linda M. Meyer
	Title:	Vice President

JPMORGAN CHASE BANK, N.A., as Collateral Agent
By:	/s/ Linda M. Meyer
	Name:	Linda M. Meyer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

ABN AMRO BANK N.V., as a Joint Lead Arranger
By:	/s/ Fabio Cameiro
	Name:	Fabio Cameiro
	Title:	Senior Vice President Credit Portfolio Management

By:	/s/ Conrado Lautenberg
	Name:	Conrado Lautenberg
	Title:	Vice President Portfolio Management

ABN AMRO BANK N.V., as a Bank
By:	/s/ Fabio Cameiro
	Name:	Fabio Cameiro
	Title:	Senior Vice President Portfolio Management

By:	/s/ Conrado Lautenberg
	Name:	Conrado Lautenberg
	Title:	Vice President Portfolio Management

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

HSBC SECURITIES (USA) INC., as a Joint Lead Arranger
By:	/s/ Richard J. Ward
	Name:	Richard J. Ward
	Title:	Senior Vice President

HSBC BANK USA, National Association, as a Bank
By:	/s/ Richard J. Ward
	Name:	Richard J. Ward
	Title:	Senior Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

J.P. MORGAN SECURITIES INC., as a Joint Lead Arranger
By:	/s/ Carlos Ruiz de Gamboa
	Name:	Carlos Ruiz de Gamboa
	Title:	Managing Director

JPMORGAN CHASE BANK, N.A., as a Bank
By:	/s/ Linda M. Meyer
	Name:	Linda M. Meyer
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., as a Bank
By:	/s/ Rodolfo Hare
	Name:	Rodolfo Hare
	Title:	Vice President Global Corporate Banking

By:	/s/ Jay Levit
	Name:	Jay Levit
	Title:	Vice President Global Corporate Banking

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO BRADESCO S.A. — NEW YORK BRANCH, as a Bank
By:	/s/ José Luiz Meschiatti
	Name:	José Luiz Meschiatti
Title:

By:	/s/ Malsa de Oliveira
Title: Malsa de Oliveira

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO DO BRASIL SA NEW YORK BRANCH, as a Bank
By:	/s/ Sergio Camilo Silva
	Name:	Sergio Camilo Silva
	Title:	Acting General Manager

By:	/s/ Daniel Faria Costa
	Name:	Daniel Faria Costa
	Title:	Deputy General Manager

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ESPANOL DE CREDITO S.A., as a Bank
By:	/s/ Juan Galan
	Name:	Juan Galan
Title:

By:	/s/ Ernest Larenas
	Name:	Ernest Larenas
Title:

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ITAU BBA S.A. — NASSAU BRANCH, as a Bank
By:	/s/ Antonio Carlos B. de Oliveira
	Name:	Antonio Carlos B. de Oliveira
	Title:	Vice President

By:	/s/ Fernando Beda
	Name:	Fernando Beda
Title:

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ITAU EUROPA S.A. — SUCURSAL FINANCEIRA INTERNACIONAL, as a Bank
By:	/s/ André Heimeister
	Name:	André Heimeister
	Title:	Chief Commercial Officer

By:	/s/ Aimir Vignoto
	Name:	Aimir Vignoto
	Title:	Chief Executive Officer

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BANK OF AMERICA, N.A., as a Bank
By:	/s/ W. Thomas Barnett
	Name:	W. Thomas Barnett
	Title:	Senior Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank
By:	/s/ Makoto Kinoshita
	Name:	Makoto Kinoshita
	Title:	Vice President & Manager

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BAYERISCHE LANDESBANK, NEW YORK BRANCH, as a Bank
By:	/s/ John Gregory
	Name:	John Gregory
	Title:	First Vice President

By:	/s/ Gina Hoey
	Name:	Gina Hoey
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BMO CAPITAL MARKETS FINANCING, INC., as a Bank
By:	/s/ Thad D. Rasche
	Name:	Thad D. Rasche
	Title:	Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

BNP PARIBAS, as a Bank
By:	/s/ Nicolas Mignot
	Name:	Nicolas Mignot
	Title:	Director

By:	/s/ Eduardo Garcia
	Name:	Eduardo Garcia
	Title:	Managing Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID MIAMI AGENCY, as a Bank
By:	/s/ Jesus Miramon
	Name:	Jesus Miramon
	Title:	Deputy General Manager

By:	/s/ Ricardo Benede
	Name:	Ricardo Benede
	Title:	Corporate Banking

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

CALYON NEW YORK BRANCH, as a Bank
By:	/s/ Kevin Flood
	Name:	Kevin Flood
	Title:	Vice President

By:	/s/ David Rigaud
	Name:	David Rigaud
	Title:	Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, as a Bank
By:	/s/ E. Lindsey Gordon
	Name:	E. Lindsey Gorgon
	Title:	Authorized Signatory

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

CITIBANK, N.A., as a Bank
By:	/s/ William G. Drewes
	Name:	William G. Drewes
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

COMMERZBANK A.G., NEW YORK BRANCH, as a Bank
By:	/s/ Martin Breckheimer
	Name:	Martin Breckheimer
	Title:	Senior Vice President

By:
Name:
	Title:	Assistant Treasurer

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

COÖPERATIEVE CENTRALE RAIFFEISEN- BOERENLEENBANK B.A., “RABOBANK NEDERLAND”, NEW YORK BRANCH, as a Bank
By:	/s/ Brett Delfino
	Name:	Brett Delfino
	Title:	Executive Director

By:	/s/ Henrique Costa
	Name:	Henrique Costa
	Title:	Managing Director Credit Risk Management

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

DEUTSCHE BANK AG NEW YORK, as a Bank
By:	/s/ Nancy Adamo
	Name:	Nancy Adamo
	Title:	Vice President

By:	/s/ João Luiz A. Galvão
	Name:	João Luiz Galvão
	Title:	Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

DZ BANK AG DEUTSCHE ZENTRAL- GENOSSENSCHAFTBANK, FRANKFURT AM MAIN, as a Bank
By:	/s/ Olaf Kleinstück
	Name:	Olaf Kleinstück
	Title:	Senior Vice President

By:	/s/ Marc Wersche
	Name:	Marc Wersche
	Title:	Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

ING BANK N.V. — AMSTERDAM, as a Bank
By:	/s/ Mauro Rego
	Name:	Mauro Rego
	Title:	Attorney-in-Fact

By:	/s/ Louis Carlos Fabozzi
	Name:	Louis Carlos Fabozzi
	Title:	Attorney-in-Fact

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

INTESA SANPAOLO SPA, as a Bank
By:	/s/ Barbara Bassi
	Name:	Barbara Bassi
	Title:	V.P.

By:	/s/ Robert Wurster
	Name:	Robert Wurster
	Title:	S.V.P.

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

KFW, as a Bank
By:	/s/ Ulrich Goretzki
	Name:	Ulrich Goretzki
	Title:	First Vice President

By:	/s/ Anne Wessendorf
	Name:	Anne Wessendorf
	Title:	Senior Project Manager

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

LANDESBANK BADEN-WUERTTEMBERG NEW YORK AND/OR CAYMAN ISLANDS BRANCH, as a Bank
By:	/s/ Karen Richard
	Name:	Karen Richard
	Title:	VP, Head of Corporate

By:	/s/ Konrad Kestering
	Name:	Konrad Kestering
	Title:	Assistant Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

LRP LANDESBANK RHEINLAND-PFALZ, as a Bank
By:	/s/ Mario Schmidt
	Name:	Mario Schmidt
	Title:	AVP

By:	/s/ Perla Gianzi
	Name:	Perla Gianzi
	Title:	AVP

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

MIZUHO CORPORATE BANK LTD., as a Bank
By:	/s/ David Costa
	Name:	David Costa
	Title:	Deputy General Manager

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

REGIONS FINANCIAL CORPORATION, as a Bank
By:	/s/ Ronald Ciganek
	Name:	Ronald Ciganek
	Title:	Senior Vice President

By:	/s/ April Monteith
	Name:	April Monteith
	Title:	Assistant Vice President

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

SCOTIABANC INC., as a Bank
By:	/s/ J.F. Todd
	Name:	J.F. Todd
	Title:	Managing Director

By:	/s/ Patrick J. Hawes
	Name:	Patrick J. Hawes
	Title:	Comptroller

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

SOCIETE GENERALE, as a Bank
By:	/s/ Chin-Eav Eap
	Name:	Chin-Eav Eap
	Title:	Managing Director

By:	/s/ Chin-Eav Eap
	Name:	Chin-Eav Eap, on behalf of Pierre Palmieri Global Head of Mining and Structured Commodity Finance
	Title:	Managing Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

STANDARD CHARTERED BANK, as a Bank
By:	/s/ Benjamin Velazquez
	Name:	Benjamin Velazquez
	Title:	Director Syndications, Americas

By:	/s/ Robert K. Beddington
	Name:	Robert K. Beddington
	Title:	AVP/Credit Documentation Credit Risk Control Standard Chartered Bank N.Y.

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

SUMITOMO MITSUI BANKING CORPORATION, as a Bank
By:	/s/ Masakazu Hasegawa
	Name:	Masakazu Hasegawa
	Title:	Joint General Manager

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

WESTLB AG, NEW YORK BRANCH, as a Bank
By:	/s/ Christiana Agular
	Name:	Christiana Agular
	Title:	Associate Director

By:	/s/ Rolf Schmitz
	Name:	Rolf Schmitz
	Title:	Executive Director

Signature Page to the Amended and Restated Senior Export and Working Capital Facility Agreement

EXHIBIT A-1
FORM OF TRANCHE A NOTICE OF BORROWING
[                             , 20___]
JPMorgan Chase Bank, N.A.
   as Administrative Agent
[                    ]
[                    ]
Attention: [                    ]
Ladies and Gentlemen:
          Reference is hereby made to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          The undersigned, Gerdau Ameristeel US Inc., hereby gives you notice, irrevocably, pursuant to Section 2.2 of the Agreement, that the undersigned hereby irrevocably requests a Borrowing of Tranche A Loans under the Agreement, and GNA Partners, GP hereby acknowledges its agreement to such request, and in that connection sets forth below the information relating to such Borrowing as required by Section 2.2 of the Agreement:
          (i) The Business Day of the proposed Borrowing is                      ___, 20___.1
          (ii) The aggregate principal amount of the proposed Borrowing is U.S.$[___].
          The undersigned hereby request that all proceeds of the proposed Borrowing be disbursed in accordance with instructions provided to the Administrative Agent no later than one (1) Business Day before the date of the proposed Borrowing set forth in clause (i) above.
          Gerdau Ameristeel US Inc. and GNA Partners, GP hereby certify that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing:
     (A) (i) each representation and warranty contained in the Specified Representations is and will be true and correct in all material respects, before and after giving effect to the proposed Borrowing, as though made on and as of such date unless

1.	Shall be a Business Day at least three Business Days after the date of the notice.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit A-1 — Tranche A Notice of Borrowing

A-1-1

such representation or warranty is stated to relate to a specific earlier date in which case such representation and/or warranty shall be true and correct in all material respects as of such earlier date, and (ii) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement; and
     (B) no Default (other than a Default arising under Section 10.2(b)) or Event of Default has occurred and is continuing, or would result from such proposed Borrowing.

Very truly yours, Gerdau Ameristeel US Inc.
By:
Name:
Title:

Acknowledged and Agreed by: GNA Partners, GP
By:
Name:
Title:

Gerdau S.A.
By:
Name:
Title:

By:
Name:
Title:

Gerdau Ameristeel Corporation
By:
Name:
Title:

A-1-2

EXHIBIT A-2
FORM OF TRANCHE B NOTICE OF BORROWING
[                             , 20___]
JPMorgan Chase Bank, N.A.
   as Administrative Agent
[                    ]
[                    ]
Attention: [                    ]
Ladies and Gentlemen:
          Reference is hereby made to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          The undersigned, GNA Partners, GP, hereby gives you notice, irrevocably, pursuant to Section 2.2 of the Agreement, that the undersigned hereby irrevocably requests a Borrowing of Tranche B Loans under the Agreement, and Gerdau Ameristeel US Inc. hereby acknowledges its agreement to such request, and in that connection sets forth below the information relating to such Borrowing as required by Section 2.2 of the Agreement:
          (i) The Business Day of the proposed Borrowing is                      ___, 20___.2
          (ii) The aggregate principal amount of the proposed Borrowing is U.S.$[___].
          The undersigned hereby request that all proceeds of the proposed Borrowing be disbursed in accordance with instructions provided to the Administrative Agent no later than one (1) Business Day before the date of the proposed Borrowing set forth in clause (i) above.
          Gerdau Ameristeel US Inc. and GNA Partners, GP hereby certify that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing:
     (A) (i) each representation and warranty contained in the Specified Representations is and will be true and correct in all material respects, before and after giving effect to the proposed Borrowing, as though made on and as of such date unless

2.	Shall be a Business Day at least three Business Days after the date of the notice.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit A-2 — Tranche B Notice of Borrowing

A-2-1

such representation or warranty is stated to relate to a specific earlier date in which case such representation and/or warranty shall be true and correct in all material respects as of such earlier date, and (ii) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement; and
     (B) no Default (other than a Default arising under Section 10.2(b)) or Event of Default has occurred and is continuing, or would result from such proposed Borrowing.

Very truly yours, GNA Partners, GP
By:
Name:
Title:

Acknowledged and Agreed by: Gerdau Ameristeel US Inc.
By:
Name:
Title:

Gerdau S.A.
By:
Name:
Title:

By:
Name:
Title:

Gerdau Ameristeel Corporation
By:
Name:
Title:

A-2-2

EXHIBIT A-3
FORM OF TRANCHE C NOTICE OF BORROWING
[                             , 20___]
JPMorgan Chase Bank, N.A.
   as Administrative Agent
[                    ]
[                    ]
Attention: [                    ]
Ladies and Gentlemen:
          Reference is hereby made to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          The undersigned, Gerdau Ameristeel US Inc., hereby gives you notice, irrevocably, pursuant to Section 2.2 of the Agreement, that the undersigned hereby irrevocably requests a Borrowing of Tranche C Loans under the Agreement, and GNA Partners, GP hereby acknowledges its agreement to such request, and in that connection sets forth below the information relating to such Borrowing as required by Section 2.2 of the Agreement:
          (i) The Business Day of the proposed Borrowing is                      ___, 20___.3
          (ii) The aggregate principal amount of the proposed Borrowing is U.S.$[___].
          The undersigned hereby request that all proceeds of the proposed Borrowing be disbursed in accordance with instructions provided to the Administrative Agent by the undersigned no later than one (1) Business Day before the date of the proposed Borrowing set forth in clause (i) above.
          Gerdau Ameristeel US Inc. and GNA Partners hereby certify that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing:
     (A) (i) each representation and warranty contained in the Specified Representations is and will be true and correct in all material respects, before and after giving effect to the proposed Borrowing, as though made on and as of such date unless

3.	Shall be a Business Day at least three Business Days after the date of the notice.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit A-3 — Tranche C Notice of Borrowing

A-3-1

such representation or warranty is stated to relate to a specific earlier date in which case such representation and/or warranty shall be true and correct in all material respects as of such earlier date, and (ii) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement; and
     (B) no Default (other than a Default arising under Section 10.2(b)) or Event of Default has occurred and is continuing, or would result from such proposed Borrowing.

Very truly yours, Gerdau Ameristeel US Inc.
By:
Name:
Title:

Acknowledged and Agreed by: GNA Partners, GP
By:
Name:
Title:

Gerdau S.A.
By:
Name:
Title:

By:
Name:
Title:

Gerdau Ameristeel Corporation
By:
Name:
Title:

A-3-2

EXHIBIT B-1
FORM OF TRANCHE A NOTE

U.S. $	New York, New York September ___, 2007
FOR VALUE RECEIVED, Gerdau Ameristeel US Inc., a Florida corporation (“Ameristeel US”), and GNA Partners, GP, a Delaware general partnership (“GNA Partners”), hereby jointly, severally and unconditionally promise to pay to                      (the “Bank”) or its registered assigns the principal sum of                                          (U.S.$                    ) or, if less, the unpaid principal amount of the Tranche A Loan made by the Bank to Ameristeel US pursuant to Section 2.1(a) of the Agreement (defined below), at the Payment Office in installments in amounts determined in accordance with the Agreement on each Tranche A Principal Payment Date. Ameristeel US and GNA Partners jointly and severally and unconditionally also promise to pay interest on the unpaid principal amount of the Tranche A Loan evidenced hereby at the Payment Office from the date the Tranche A Loan is made until paid at the rates and at the times provided in the Agreement.
Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds free and clear of, and without deduction for, certain present and future taxes, levies, imposts, duties, fees, assessments or other charges, and all interest, penalties and liabilities with respect thereto, all as set forth in the Agreement.
This Note is one of the Notes referred to in the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Ameristeel US and GNP Partners; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. This Note is entitled to the benefits and subject to the provisions of the Agreement. As provided in the Agreement, this Note is subject to mandatory and voluntary prepayment, in whole or in part. Unless otherwise defined, the terms defined in the Agreement and used herein shall have the meanings given to them in the Agreement.
In case an Event of Default or a mandatory prepayment event shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.
Ameristeel US, GNA Partners and the Guarantors hereby waive, to the fullest extent permitted by applicable law, presentment, demand, protest and notice of any kind in connection with this Note.
THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit B-1 — Form of Tranche A Note

B-1-1

AMERISTEEL US, GNA PARTNERS, THE GUARANTORS AND, BY ITS ACCEPTANCE OF THIS NOTE, THE BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY OF, UNDER OR IN CONNECTION WITH THIS NOTE.

GERDAU AMERISTEEL US INC.
By:
Name:
Title:

Acknowledged as co-obligor:

GNA PARTNERS, GP, as co-obligor, jointly and
severally liable with Ameristeel US pursuant to
Section 2.1(d) of the Agreement with respect to
the payment and performance of all obligations
hereunder.

By:
Name:
Title:

B-1-2

Guaranteed in accordance with the Agreement by:

GERDAU S.A., as a Guarantor		GERDAU AÇOMINAS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

GERDAU AMERISTEEL CORPORATION, as a Guarantor		GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:

Name:
Title:

GERDAU AÇOS LONGOS S.A., as a Guarantor		GERDAU AÇOS ESPECIAIS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

B-1-3

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:
Name:
Title:

By:
Name:
Title:

B-1-4

EXHIBIT B-2
FORM OF TRANCHE B NOTE

U.S.$____________	New York, New York
September ___, 2007
FOR VALUE RECEIVED, Gerdau Ameristeel US Inc., a Florida corporation (“Ameristeel US”), and GNA Partners, GP, a Delaware general partnership (“GNA Partners”), hereby jointly, severally and unconditionally promise to pay to _________ (the “Bank”) or its registered assigns the principal sum of _______________ (U.S.$______) or, if less, the unpaid principal amount of the Tranche B Loan made by the Bank to GNA Partners pursuant to Section 2.1(b) of the Agreement (defined below), at the Payment Office in installments in amounts determined in accordance with the Agreement on each Tranche B Principal Payment Date. Ameristeel US and GNA Partners jointly and severally and unconditionally also promise to pay interest on the unpaid principal amount of the Tranche B Loan evidenced hereby at the Payment Office from the date the Tranche B Loan is made until paid at the rates and at the times provided in the Agreement.
Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds free and clear of, and without deduction for, certain present and future taxes, levies, imposts, duties, fees, assessments or other charges, and all interest, penalties and liabilities with respect thereto, all as set forth in the Agreement.
This Note is one of the Notes referred to in the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Ameristeel US and GNA Partners; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. This Note is entitled to the benefits and subject to the provisions of the Agreement. As provided in the Agreement, this Note is subject to mandatory and voluntary prepayment, in whole or in part. Unless otherwise defined, the terms defined in the Agreement and used herein shall have the meanings given to them in the Agreement.
In case an Event of Default or a mandatory prepayment event shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.
Ameristeel US, GNA Partners and the Guarantors hereby waive, to the fullest extent permitted by applicable law, presentment, demand, protest and notice of any kind in connection with this Note.
THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit B-2 — Form of Tranche B Note

B-2-1

AMERISTEEL US, GNA PARTNERS, THE GUARANTORS AND, BY ITS ACCEPTANCE OF THIS NOTE, THE BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY OF, UNDER OR IN CONNECTION WITH THIS NOTE.

GNA PARTNERS, GP
By:
Name:
Title:

Acknowledged as co-obligor:

GERDAU AMERISTEEL US INC., as co-obligor, jointly and severally liable with GNA Partners pursuant to Section 2.1(d) of the Agreement with respect to the payment and performance of all obligations hereunder.

By:
Name:
Title:

B-2-2

Guaranteed in accordance with the Agreement by:

GERDAU S.A., as a Guarantor		GERDAU AÇOMINAS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

GERDAU AMERISTEEL CORPORATION, as a Guarantor		GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:

Name:
Title:

GERDAU AÇOS LONGOS S.A., as a Guarantor		GERDAU AÇOS ESPECIAIS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

B-2-3

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:
Name:
Title:

By:
Name:
Title:

B-2-4

EXHIBIT B-3
FORM OF TRANCHE C NOTE

U.S.$____________	New York, New York
September ___, 2007
FOR VALUE RECEIVED, Gerdau Ameristeel US Inc., a Florida corporation (“Ameristeel US”), and GNA Partners, GP, a Delaware general partnership (“GNP Partners”), hereby jointly, severally and unconditionally promise to pay to ____________ (the “Bank”) or its registered assigns the principal sum of _____________ (U.S.$_________) or, if less, the unpaid principal amount of the Tranche C Loan made by the Bank to Ameristeel US pursuant to Section 2.1(c) of the Agreement (defined below), at the Payment Office in installments in amounts determined in accordance with the Agreement on each Tranche C Principal Payment Date. Ameristeel US and GNP Partners jointly and severally and unconditionally also promise to pay interest on the unpaid principal amount of the Tranche C Loan evidenced hereby at the Payment Office from the date the Tranche C Loan is made until paid at the rates and at the times provided in the Agreement.
Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds free and clear of, and without deduction for, certain present and future taxes, levies, imposts, duties, fees, assessments or other charges, and all interest, penalties and liabilities with respect thereto, all as set forth in the Agreement.
This Note is one of the Notes referred to in the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Ameristeel US and GNA Partners; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. This Note is entitled to the benefits and subject to the provisions of the Agreement. As provided in the Agreement, this Note is subject to mandatory and voluntary prepayment, in whole or in part. Unless otherwise defined, the terms defined in the Agreement and used herein shall have the meanings given to them in the Agreement.
In case an Event of Default or a mandatory prepayment event shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.
Ameristeel US, GNA Partners and the Guarantors hereby waive, to the fullest extent permitted by applicable law, presentment, demand, protest and notice of any kind in connection with this Note.
THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit B-3 — Form of Tranche C Note

B-3-1

AMERISTEEL US, GNA PARTNERS, THE GUARANTORS AND, BY ITS ACCEPTANCE OF THIS NOTE, THE BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY OF, UNDER OR IN CONNECTION WITH THIS NOTE.

GERDAU AMERISTEEL US INC.
By:
Name:
Title:

Acknowledged as co-obligor:

GNA PARTNERS, GP, as co-obligor, jointly and severally liable with Ameristeel US pursuant to Section 2.1(d) of the Agreement with the respect to the payment and performance of all obligations hereunder.

By:
Name:
Title:

B-3-2

Guaranteed in accordance with the Agreement by:

GERDAU S.A., as a Guarantor		GERDAU AÇOMINAS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

GERDAU AMERISTEEL CORPORATION, as a Guarantor		GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:

Name:
Title:

GERDAU AÇOS LONGOS S.A., as a Guarantor		GERDAU AÇOS ESPECIAIS S.A., as a Guarantor

By:		By:

	Name:		Name:
	Title:		Title:

By:		By:

	Name:		Name:
	Title:		Title:

B-3-3

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:
Name:
Title:

By:
Name:
Title:

B-3-4

EXHIBIT C
FORM OF SECURITY AGREEMENT
SECURITY AGREEMENT
          SECURITY AGREEMENT, dated as of September 10, 2007 (as it may be amended, supplemented or otherwise modified from time to time, this “Agreement”), among Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Acominas Overseas Limited (each, a “Grantor” and, collectively, the “Grantors”), and JPMorgan Chase Bank, N.A., as the collateral agent for the Secured Parties (as hereinafter defined) (in such capacity, together with its successors in such capacity, the “Collateral Agent”).
WITNESSETH:
          WHEREAS, Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, the Grantors and Gerdau Ameristeel Corporation, as Guarantors, the Banks party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, together with its successors in such capacity, the “Administrative Agent”), and JPMorgan Chase Bank, N.A., as Collateral Agent, are parties to a Senior Export and Working Capital Facility Agreement dated as of the date hereof (as amended restated or otherwise modified from time to time, the “Term Loan Agreement”), providing for the Banks to make the Loan to the Borrowers, which Loan is guaranteed by the Guarantors;
          WHEREAS, a condition precedent to the Banks’ lending of the Loan is that the Grantors grant to the Collateral Agent a security interest in the Collateral (as hereinafter defined) as security for the Secured Obligations (as hereinafter defined);
          NOW, THEREFORE, to induce the Banks to enter into the Term Loan Agreement and to make the Pre-Export Loans thereunder, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Grantors have agreed to pledge and grant a security interest in the Collateral as security for the Secured Obligations in the manner herein set forth.
          Accordingly, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Certain Defined Terms. (a) All capitalized terms used but not defined herein shall have the meanings given to such terms in the Term Loan Agreement, and the rules of interpretation set forth therein shall apply to this Agreement.
          (b) The terms “Account,” “Chattel Paper,” “Commercial Tort Claim,” “Deposit Account,” “Document,” “Financial Asset,” “General Intangible,” “Instrument,” “Investment Property,” “Letter-of-Credit Right,” “Payment Intangible,” “Proceeds,” “Securities Account,” “Security Entitlement” and “Supporting Obligations,” when used herein and
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit C — Form of Security Agreement

capitalized, shall have the meanings given such terms in Article 8 or Article 9, as the case may be, of the UCC.
          (c) As used herein, the following terms shall have the following meanings:
          “Account Control Agreement” means the Collateral Account Control Agreement among the Off-taker, the Collateral Agent and the Intermediary (as defined therein) dated as of the date hereof, as it may be amended, supplemented or otherwise modified from time to time, relating to the Collection Account.
          “Account Collateral” has the meaning set forth in Section 2.1(a).
          “Administrative Agent” has the meaning set forth in the recitals hereto.
          “Agreement” has the meaning set forth in the introduction hereto.
          “Collateral” means the Account Collateral and, upon the occurrence of an Activation Event, the Account Collateral and the Springing Lien Collateral.
          “Collateral Agent” has the meaning set forth in the introduction hereto.
          “Collection Account” has the meaning set forth in the Term Loan Agreement.
          “Guarantors” has the meaning set forth in the recitals hereto.
          “Lien” means any mortgage, lien, pledge, usufruct, fiduciary transfer (alienação fiduciária), charge, encumbrance or other security interest or any preferential arrangement (including a securitization) that has the practical effect of creating a security interest.
          “Permitted Investments” means any security issued by a Person organized in the United States of America (including the government of the United States of America, any agency thereof or any mutual fund organized therein), which security matures not later than the Business Day before the Payment Date after the date of acquisition thereof and is rated at least “AA” and “Aa2” (or its equivalent with respect to a mutual fund) by Standard & Poor’s and Moody’s, respectively (or is a mutual fund investing solely in such securities), including, but not limited to money market funds or time deposits having such a rating at the time of acquisition. Unless otherwise instructed in writing by Off-Taker, all cash or funds will be invested in a JPMorgan Money Market Account.
          “Process Agent” has the meaning set forth in Section 6.11(c).
          “Property” of any Person means any interest in any kind of property or asset, whether real, personal or mixed, moveable or immoveable, tangible or intangible, including without limitation cash, securities, accounts and contract rights.
          “Receivable” means (a) all rights to payment of a monetary obligation, whether or not earned by performance, for property that has been or is to be sold, leased, licensed, assigned,

or otherwise disposed of, and (b) all Payment Intangibles, in each case, arising under any and all Sales Agreements.
          “Secured Obligations” means the principal of and interest on the Loan under the Term Loan Agreement and all other amounts whatsoever now or hereafter from time to time owing under any of the Credit Documents by the Borrowers to any of the Secured Parties, whether direct or indirect, absolute or contingent, or due or to become due.
          “Secured Parties” means the Banks, the Administrative Agent and the Collateral Agent.
          “Springing Lien Collateral” has the meaning set forth in Section 2.1(b).
          “Term Loan Agreement” has the meaning set forth in the recitals hereto.
          “UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.
ARTICLE II
PLEDGE OF COLLATERAL
          Section 2.1 Assignment; Grant of Security Interests.
          (a) As collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration, in case of prepayment or otherwise) of the Secured Obligations, the Grantors hereby pledge and grant to the Collateral Agent, for the benefit of the Secured Parties as hereinafter provided, a continuing first priority security interest in all of their right, title and interest in, to and under the following Property, whether now owned or hereafter owned by the Grantors or hereafter acquired and whether now existing or hereafter coming into existence (collectively, the “Account Collateral”):
                    (i) the Collection Account and any and all Investment Property, Financial Assets or other Property (including uninvested funds) from time to time credited thereto or deposited or carried therein, any and all investments made with funds therein, any and all other Financial Assets credited thereto or carried therein, any and all Security Entitlements of the Grantors with respect to such Financial Assets and any and all Proceeds of any of the foregoing; and
                    (ii) all Supporting Obligations, substitutions and replacements of or for, or relating to, any Account Collateral.
          (b) Effective only upon the occurrence of an Activation Event, as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration, in case of prepayment or otherwise) of the Secured Obligations, the Grantors hereby pledge and grant to the Collateral Agent for the benefit of the Secured Parties as hereinafter provided, a continuing first priority security interest in all of their right, title and interest in, to and under the following Property, whether owned by the Grantors at the time of the occurrence of the applicable Activation Event or thereafter acquired and whether existing at the time of the occurrence of the applicable Activation Event or thereafter coming into existence (collectively, the “Springing Lien Collateral”):
                    (i) each Receivable of the Designated Eligible Buyers listed on Schedule I hereto (as such Schedule I may be amended, supplemented or replaced from time to time in accordance with the terms of this Agreement and the Term Loan Agreement), including all claims (including claims for damages), causes of action or Proceeds thereon or other rights thereunder or benefits thereof;
                    (ii) each Sales Agreement, including all claims, causes of action and remedies thereunder and all rights to enforce the payment obligations thereunder (including all sums or amounts due or to become due thereunder and any claims for damages arising thereunder), and all documents relating thereto including without limitation all shipping documents relating to sales thereunder;
                    (iii) the Intercompany Export Agreement, including all claims, causes of action, rights and remedies thereunder and all sums or amounts due or to become due thereunder;
                    (iv) all credit insurance and letters of credit issued by any Person that supports a Designated Eligible Buyer’s obligations with respect to Receivables, and all related Letter-of-Credit Rights;
                    (v) to the extent not included in any of the foregoing, all Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, General Intangibles, Instruments and Investment Property evidencing, representing, arising from or existing in respect of, relating to, securing or otherwise supporting the payment of, any of the above;
                    (vi) all books and records regarding any of the foregoing; and
                    (vii) all accessions, rents, profits, income, benefits, Proceeds, substitutions and replacements of and to any of the above (including all causes of action, claims and warranties now or hereafter held by the Grantors in respect of any of the items listed above).
     Section 2.2 The Collection Account.
     (a) All funds deposited into the Collection Account shall be in US Dollars. If any funds are proposed to be deposited into the Collection Account in a currency other than US Dollars, then the Off-taker shall cause the conversion of such amounts into US Dollars.
     (b) If no Default or Event of Default exists and is continuing, then the Collateral Agent shall, at the written direction of the Off-taker from time to time, cause the funds in the Collection Account to be invested in one or more Permitted Investments selected by the Off-taker; provided that in no event shall the Collateral Agent: (i) have any responsibility whatsoever as to the validity or quality of any Permitted Investment, (ii) be liable for the selection of Permitted Investments or for investment losses incurred thereon or in respect of losses incurred as a result of the liquidation of any Permitted Investment before its stated maturity or the failure of the Off-taker to provide timely written investment direction or (iii) have any obligation to invest or reinvest any such amounts in the absence of such investment direction. It is acknowledged and agreed that the Off-taker is permitted to instruct the Collateral Agent only to invest in Permitted Investments as described in this Section 2.2(b), and for no other purposes. Notwithstanding anything else in the Credit Documents to the contrary, in no event shall any such Permitted Investment (other than an investment in a mutual fund) mature later than the Business Day before the next Payment Date to the extent such funds are needed in order to make payments due on the next Payment Date (and investments in mutual funds shall, except to the extent that there is no need to use funds therein in order to make payments due on the next Payment Date pursuant to Term Loan Agreement, be liquidated by the Collateral Agent on such previous Business Day); provided that any such investments made during the existence of a Default other than an Event of Default shall either mature by no later than the last day of the shortest cure period for all such existing Defaults or be Permitted Investments that are investments in mutual funds.
     (c) Subject to Section 9(c)(iv) of the Term Loan Agreement, while an Event of Default exists: (i) upon written instructions from the Administrative Agent, the Collateral Agent shall apply or direct the application of any cash balance then on deposit in the Collection Account to the payment of any of the obligations of the Borrowers under the Credit Documents then due and unpaid (including any amounts accelerated pursuant to Article X of the Term Loan Agreement), all as set forth in the instructions from the Administrative Agent, and (ii) the Collateral Agent shall, upon the instructions of the Administrative Agent, liquidate any Permitted Investments made with funds from the Collection Account and apply or cause to be applied the proceeds thereof in the manner described in subclause (i) of this clause (c).
          Section 2.3 The Grantors Remain Liable. Anything herein to the contrary notwithstanding:
          (a) the Grantors will remain liable under the Sales Agreements, the Intercompany Export Agreement and other Property included in the Collateral to the extent set forth therein, and will perform all of their duties and obligations under such Sales Agreements, Intercompany Export Agreement and other Collateral to the same extent as if this Agreement had not been executed;
          (b) the exercise by the Collateral Agent of any of its rights hereunder will not release the Grantors from any of their duties or obligations under any such Sales Agreements, Intercompany Export Agreement or other Property included in the Collateral; and
          (c) no Secured Party will have any obligation or liability under any Sales Agreement, the Intercompany Export Agreement or other Property included in the Collateral by reason of this Agreement, nor will any Secured Party be obligated to perform any of the obligations or duties of the Grantors thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.
     Section 2.4 Security Interest Absolute, etc. This Agreement shall in all respects be a continuing, absolute, unconditional and irrevocable grant of security interest, and shall remain in full force and effect until terminated in accordance with the terms of this Agreement. All rights of the Secured Parties and the security interests granted to the Collateral Agent (for its benefit and the ratable benefit of each other Secured Party) hereunder, and all obligations (including the Secured Obligations) of the Grantors shall be absolute, unconditional and irrevocable irrespective of:
          (a) any lack of validity, legality or enforceability of any Credit Document;
          (b) the failure of any Secured Party (i) to assert any claim or demand or to enforce any right or remedy against any Grantor or any other Person under the provisions of any Credit Document or otherwise, or (ii) to exercise any right or remedy against any Grantor, or collateral securing, any obligations (including the Secured Obligations);
          (c) any extension, compromise or renewal of, or change in the time, manner or place of payment of, or any other change in any other term of, all or any part of any of the Secured Obligations;
          (d) any reduction, limitation, impairment or termination of any Secured Obligations for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and each Grantor hereby waives any right to or claim of) any defense or setoff, counterclaim, reimbursement, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Secured Obligations or otherwise;
          (e) any amendment to, rescission, waiver, or other modification of, or any consent to or departure from, any of the terms of any Credit Document, in each case whether or not evidenced by a writing;
          (f) any addition, exchange or release of any Collateral or of any Person that is (or will become) a guarantor (including the Guarantor) of the Secured Obligations, or any surrender or non-perfection of any Collateral, or any amendment to or waiver or release or addition to, or consent to or departure from, any other guaranty or Supporting Obligation held by any Secured Party securing any of the Secured Obligations; or
          (g) any other circumstance (including without limitation any statute of limitations) or any existence of or reliance on any representation by any Secured Party that might otherwise constitute a defense available to, or a legal or equitable discharge of, the Borrowers, the Guarantors, any surety or any guarantor.

ARTICLE III
FURTHER ASSURANCES; REMEDIES
          Section 3.1 Further Assurances; Remedies. In furtherance of the grant of the pledge and security interest pursuant to Article II, the Grantors hereby agree with the Collateral Agent for the benefit of the Secured Parties as follows:
          (a) Delivery and Other Perfection. They shall:
                    (i) promptly deliver and pledge to the Collateral Agent any and all Collateral evidenced by a writing, in each case endorsed and/or accompanied by such instruments of assignment and transfer in such form and substance as is necessary or otherwise as the Collateral Agent (acting upon instructions of the Administrative Agent) may reasonably request,
                    (ii) (A) promptly give, execute, deliver, file and/or record any financing statement, notice, instrument, agreement or other document that may be necessary or desirable (in the reasonable judgment of either Agent) to create, preserve, perfect, or validate the security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce their rights hereunder with respect to such pledge and security interest and (B) upon the occurrence of an Activation Event, to file or record any such financing statement, notice, instrument, agreement or other document with respect to the Springing Lien Collateral that may be necessary or desirable, provided that if the Grantors do not promptly make such a filing or recording after an Activation Event, the Grantors hereby direct and authorize the Collateral Agent to do so without further notice to or consent of the Grantors,
                    (iii) keep full and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as either Agent may reasonably request in order to reflect the security interests granted by this Agreement, and
                    (iv) permit representatives of the Collateral Agent, upon reasonable notice and, with respect to the Springing Lien Collateral, upon the occurrence of an Activation Event, at any time during normal business hours to inspect and make copies of and abstracts from its books and records pertaining to the Collateral, and permit representatives of the Collateral Agent to be present at each Grantor’s place of business to receive copies of all communications and remittances relating to the Collateral, and forward copies of any material notices or communications received by the Grantors with respect to the Collateral, all in such manner as any Secured Party may reasonably request.
          (b) No Other Liens. Other than the security interest granted herein, the Grantors shall not incur, enter into or suffer to exist any Lien upon the Account Collateral or the Springing Lien Collateral at any time.
          (c) Preservation of Rights. The Collateral Agent shall not be required to take steps necessary to preserve any rights against prior parties to any of the Collateral.

          (d) Event of Defaults. While any Event of Default exists and the Collateral Agent is notified in writing of the existence thereof by the Administrative Agent:
                    (i) the Collateral Agent (on behalf of the Secured Parties) shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC (whether or not such code is in effect in the jurisdiction where the rights and remedies are asserted) and all additional rights and remedies to which a secured party is entitled under the Applicable Laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including the right, to the maximum extent permitted by Applicable Law, to exercise all powers of ownership pertaining to the Collateral as if the Collateral Agent were the sole and absolute owner thereof (and the Grantors agree to take all such action as may be necessary or reasonably requested by the Collateral Agent to give effect to such right);
                    (ii) the Collateral Agent may, and at the request of the Majority Banks, shall in its name or in the name of the Grantors or otherwise, demand, sue for, collect or receive any money or other Property at any time payable or receivable on account of or in exchange for any of the Collateral, but shall be under no obligation to do so;
                    (iii) the Collateral Agent may, and at the request of the Majority Banks, shall, to the extent permitted by Applicable Law, and upon at least ten days’ prior written notice to the Grantors of the time and place, cause the sale of all or any part of the Collateral through agents or otherwise, at such place(s) as the Majority Banks deem best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required above or by Applicable Law and cannot be waived), and any Person (including the Administrative Agent, the Collateral Agent and any other Secured Party) may be the purchaser of any or all of such Collateral at any public sale (or, to the extent permitted by Applicable Law, at any private sale) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of the Grantors, any such demand, notice and right or equity being hereby expressly waived and released by the Grantors. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned; and
                    (iv) any action taken by the Collateral Agent hereunder shall be taken in good faith and in a commercially reasonable manner.
          The Grantors acknowledge that, by reason of prohibitions contained in the United States Securities Act of 1933, as amended, and applicable state securities laws, there may be a need with respect to any sale of all or any part of the Collateral constituting securities, to limit purchasers to those who agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. If any such sale of Collateral is made in accordance with this Agreement, then the parties hereto acknowledge (and each Secured Party shall be deemed to have acknowledged) that any price obtained in a public or private sale of such Collateral shall be conclusive and binding upon each of the parties thereto and hereto (and each of the Secured Parties), to the extent permitted by Applicable Law.
          (e) Deficiency. If the proceeds of collection or other realization of or upon the Collateral are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, then the Grantors shall remain liable for any deficiency.
          (f) Books and Records; UCC Matters. Without at least 30 days’ prior written notice to the Collateral Agent: each Grantor (i) shall not maintain any of its books and records with respect to the Collateral at any office or maintain its principal place of business at any place other than in its jurisdiction of incorporation or formation, (ii) shall not change its jurisdiction of organization and (iii) shall not change its name, or the name under which it does business, from the name shown on the signature pages hereto.
          (g) Private Sale. Each Grantor acknowledges (and each Secured Party will be deemed to have acknowledged) that any private sale of any of the Collateral may be at prices and on terms less favorable than those obtainable through a public sale and agrees (or will be deemed to have agreed) that any such private sale pursuant to Section 3.1(d)(iii) made in accordance with Applicable Law shall be deemed to have been made in a commercially reasonable manner and that the Collateral Agent or the Secured Parties shall have no obligation to engage in public sales unless required by any Applicable Law. Neither the Collateral Agent nor any of the other Secured Parties shall incur any liability as a result of the sale of the Collateral, or any part thereof, at any private sale conducted in a commercially reasonable manner and made in accordance with Applicable Law. Each Grantor hereby waives (and each Secured Party will be deemed to have waived) any claims against the Collateral Agent, the Administrative Agent or any other Secured Party arising by reason of the fact that the price at which the Collateral may have been sold at such private sale made in accordance with Applicable Law was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if the Collateral Agent accepts the first offer received and does not offer such sold Collateral to more than one offeree.
          (h) Clean Sale. Upon any sale of Collateral under this Section made in accordance with Applicable Law, the Collateral Agent shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Each purchaser at any such sale shall hold the Collateral so sold to it absolutely and free from any Lien, claim or right of any kind, and the Grantors, to the extent permitted by Applicable Law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any Applicable Law with respect thereto. Each Grantor shall execute and deliver such documents and take such other actions as the Collateral Agent (acting upon instructions of the Majority Banks) deems necessary or advisable in order that any such sale may be made in compliance with Applicable Law.
          (i) Application of Proceeds. Notwithstanding anything herein to the contrary, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant to this Section, and any other cash at the time held by the Collateral Agent under this Article, shall be applied by the Collateral Agent as follows: (i) first, to payment in full of all costs and expenses (including indemnities owed to the Collateral Agent) relating to such collection, sale or other realization (including attorney fees and expenses and the compensation of the Collateral Agent for services rendered in connection therewith or in connection with any proceeding to sell if a sale is not completed), (ii) second, to payment in full of all charges, expenses and advances incurred or made by the Collateral Agent in order to protect the security interest granted hereunder and/or the security afforded thereby, (iii) third, to payment in full of all fees and expenses then due and payable to the Banks, the Administrative Agent and the Collateral Agent, (iv) fourth, to payments to the Secured Parties to satisfy the Secured Obligations in the manner described herein as if such amounts were collections from Export Receivables, and (v) fifth, any remaining amounts shall be paid to, or at the written direction of, the Grantors.
          (j) Attorney-in-Fact. Upon the occurrence of an Activation Event, the Collateral Agent is hereby appointed the attorney-in-fact of each of the Grantors for the purpose of carrying out the provisions of this Article III and taking any action and executing and delivering any documents that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof provided that any action taken by the Collateral Agent is taken or made in good faith and in a commercially reasonable manner, which appointment as attorney-in-fact is irrevocable and coupled with an interest; it being understood that the grant of an attorney-in-fact is subject at all times to Section 2.3(c) hereof. Without limiting the generality of the foregoing, so long as the Collateral Agent shall be entitled under this Article III to make collections in respect of the Collateral, the Collateral Agent shall have the right and power to receive, endorse and collect all checks and other instruments made payable to the order of the Grantors representing any payment or other distribution in respect of the Collateral (including the Export Receivables) or any part thereof and to give full discharge for the same.
          (k) Termination. When all of the Secured Obligations shall have been finally paid in full (other than any indemnification obligations not yet incurred), this Agreement shall terminate and, upon written notice from the Administrative Agent to the Collateral Agent, the Collateral Agent shall (at the written request and direction of the Grantors): (i) cause to be assigned, transferred and delivered, against receipt but without any recourse, warranty or representation whatsoever, any remaining Collateral (including funds received in respect thereof) to or on the order of the Grantors; (ii) deliver to the Grantors any Collateral or other Property of the Grantors in the possession of the Collateral Agent; and (iii) deliver lien releases and Uniform Commercial Code termination statements and notices of termination of the Account Control Agreement.
          (l) Further Assurances. Each Grantor shall, at its own cost, promptly take all actions necessary or reasonably requested by the Collateral Agent to maintain the Lien created hereby in full force and effect and enforceable in accordance with its terms, including: (i) making necessary filings and recordations, (ii) making payments of documented fees and other charges, (iii) issuing and, if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens adversely affecting the rights of the Collateral Agent or any other Secured Party in any Collateral, (v) publishing or otherwise delivering notice to third parties, (vi) depositing title documents, (vii) taking such other steps as are necessary or as otherwise the Collateral Agent may reasonably request to perfect and maintain the perfection of the security interest in the Collateral and (viii) taking all other actions either necessary or reasonably requested by the Collateral Agent to ensure that all after-acquired property of the Grantors intended to be covered by such Liens is subject to a valid and enforceable first priority perfected Lien in favor of the Collateral Agent (on behalf of the Secured Parties).
          (m) Activation Event. Upon the occurrence of an Activation Event and at all times thereafter, the Off-taker shall immediately (i) notify each Designated Eligible Buyer of the assignment of its rights under such Designated Eligible Buyer’s Sales Agreement(s) and to all Export Receivables generated in connection therewith, and irrevocably instruct each Designated Eligible Buyer to make all payments in respect of such Export Receivables to the Collection Account by sending each Designated Eligible Buyer a Designated Eligible Buyer Notice, and shall provide copies of such Designated Eligible Buyer Notices to the Collateral Agent, and (ii) cause to be collected from the Designated Eligible Buyers as and when due (including amounts that are delinquent), any and all amounts owing under or on account of the Export Receivables. It is expressly agreed that, if the Off-taker fails to take the actions specified in this Section 3.1(m), then the Collateral Agent may send such Designated Eligible Buyer Notices directly to Designated Eligible Buyers and take any other action in accordance with the terms hereof.
          (n) As to Commercial Tort Claims. Each Grantor hereby covenants and agrees that, until the final payment in full of the Secured Obligations and termination of this Agreement, with respect to any Commercial Tort Claim hereafter arising which are included in the Collateral, it shall (i) notify the Collateral Agent thereof and (ii) if requested by the Collateral Agent after the occurrence of an Activation Event (acting upon instructions of the Administrative Agent), deliver to the Collateral Agent a supplement to this Agreement in form reasonably acceptable to the Collateral Agent (acting upon instructions of the Administrative Agent) granting the Collateral Agent a security interest in such Commercial Tort Claim.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
          Section 4.1 Representations and Warranties. As of the date hereof and as of the date of the occurrence of the Activation Event, each of the Grantors represents and warrants to the Secured Parties that:
          (a) Power and Authority. It has the full power to pledge its right, if any, to the Account Collateral and the Springing Lien Collateral without any third-party rights being violated by such pledge.
          (b) Ownership and Liens. It is (or shall be) the sole beneficial owner of the Collateral in which it grants a security interest pursuant to Article II and no Lien exists or will exist upon the Account Collateral or the Springing Lien Collateral at any time, other than the pledge and security interest created or provided for herein, which pledge and security interest: (i) constitute a valid and enforceable perfected first priority pledge and security interest in and to all of the Account Collateral, and (ii) will constitute, upon the occurrence of an Activation Event, a valid and enforceable perfected first priority pledge and security interest in and to all of the

Springing Lien Collateral, perfected by the filing of a UCC financing statement in the District of Columbia in favor of the Collateral Agent and the filing of a sworn translation of this Agreement with the competent Registry of Deeds and Documents in Brazil (in each case, with respect to the Springing Lien Collateral).
          (c) Necessary Filings.
                    (i) Other than, in respect of the Springing Lien Collateral, the filings described in subsection (b) above, which will be done upon the occurrence of an Activation Event, all notices, filings, registrations and recordings necessary or appropriate under United States, Cayman Islands and Brazilian Applicable Law to create, preserve, protect and perfect the security interest in the Account Collateral and the Springing Lien Collateral granted by the Grantors to the Collateral Agent (as agent for the Secured Parties) have been accomplished.
                    (ii) This Agreement is effective to create the security interest in the Account Collateral and, upon the occurrence of an Activation Event, in the Springing Lien Collateral intended to be created hereby and granted to the Collateral Agent (as agent for the Secured Parties).
          (d) Third Party Approvals. Except for the filing of UCC financing statements in the District of Columbia and the filing of a sworn translation of this Agreement with the competent Registry of Deeds and Documents in Brazil with respect to the Liens on the Springing Lien Collateral, which will be done upon the occurrence of an Activation Event, all governmental approvals and other actions by, and all notices to and filings and registrations with, any Governmental Authority, and all third-party approvals, required for the due execution, delivery and performance by the Grantors of this Agreement and for the legality, validity or enforceability hereof have been obtained and are in full force and effect and true copies thereof have been provided to the Collateral Agent.
          (e) Legal Effect. This Agreement has been duly executed and delivered by each Grantor and is the legal, valid and binding obligation of such Grantor, enforceable against it in accordance with its terms, in each case except as may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability.
          (f) Other Financing Statements. Other than in connection with the security interest granted herein, there is no notice of assignment, financing statement (or similar statement or instrument of registration under the Applicable Law of any jurisdiction) executed or registered by each Grantor or, to its knowledge, by any other Person with respect to any interest of any kind in any of the Account Collateral or any of the Springing Lien Collateral.
          (g) Commercial Activity; Absence of Immunity. Each Grantor is subject to civil and commercial law with respect to its obligations hereunder and under the Sales Agreements and the Intercompany Export Agreement, and the making and performance by it of such documents to which it is a party constitute private and commercial acts rather than public or governmental acts. Neither any Grantor nor any of its Properties is entitled to immunity on the grounds of sovereignty or otherwise from the jurisdiction of any court or from any action, suit, set-off or proceeding, or service of process in connection therewith, arising under any such documents.
ARTICLE V
THE COLLATERAL AGENT
          Section 5.1 Appointment, Powers and Immunities. (a) Each Secured Party has appointed and authorized (or will be deemed to have appointed and authorized) the Collateral Agent to act as its agent hereunder and under the Account Control Agreement with respect to the Collection Account with such powers as are specifically delegated to it by the terms hereof, together with such other powers as are reasonably incidental thereto. In addition to the rights, benefits, protections and immunities provided to the Collateral Agent in the Term Loan Agreement, the Collateral Agent (which term as used in this sentence, in Section 5.5 and in the first sentence of Section 5.6 shall include reference to its Affiliates and its own and its Affiliates’ officers, directors, employees, representatives and agents):
                    (i) shall have no duties or responsibilities except those expressly set forth herein, in the Account Control Agreement and in the other agreements to which it is a party and shall not by reason of any such agreement be a trustee or fiduciary for any Secured Party,
                    (ii) shall not be responsible to the Secured Parties for any recitals, statements, representations or warranties contained herein, or in any document referred to or provided for herein, or received by any of them hereunder, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of the Collateral or any document referred to or provided for herein or for any failure by any Grantor or any other Person to perform any of its obligations hereunder or thereunder,
                    (iii) shall not be required to initiate or conduct any litigation or collection proceedings, and
                    (iv) shall not be responsible for any action taken or omitted to be taken by it hereunder or under any other document referred to or provided for herein or in connection herewith, except for its own gross negligence or willful misconduct.
          (b) The Collateral Agent may employ agents, attorneys-in-fact, accountants, appraisers or other experts or advisers and shall not be responsible for the negligence or misconduct of or for the supervision of any such Persons that are selected by it in good faith.
          (c) Before the Collateral Agent acts or refrains from acting, it may require a certificate from any Person and/or an opinion of counsel satisfactory to the Collateral Agent with respect to the proposed action or inaction. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance upon such certificate or opinion. Whenever in the administration of the Collateral, the Collateral Agent shall deem it necessary or desirable that a matter be provided or established before taking or suffering or omitting to take any act with respect to the Collateral, such matter (unless other evidence in respect thereof is herein specifically prescribed) may, in the absence of gross negligence or bad faith on the part of the

Collateral Agent, be deemed to be conclusively proved and established by an officers’ certificate delivered to the Collateral Agent, and such certificate, in the absence of gross negligence or bad faith on the part of the Collateral Agent, may be relied upon by the Collateral Agent for any action taken, suffered or omitted to be taken by it in reliance thereon.
          (d) Any Person: (i) into which the Collateral Agent may be merged or consolidated or (ii) that may result from any merger, conversion or consolidation to which the Collateral Agent shall be a party shall (if the Collateral Agent is not the surviving entity) be the successor of the Collateral Agent without the execution or filing of any document or any further act on the part of any of the parties hereto or any Secured Party.
          (e) The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property.
          Section 5.2 Reliance by the Collateral Agent. The Collateral Agent shall be entitled to rely conclusively upon any certification, notice or other communication (including any thereof by e-mail, telephone or facsimile) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the appropriate Person(s), and upon advice and statements of legal counsel and other experts selected by the Collateral Agent. As to any matters not expressly provided for in any document to which it is a party, the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, thereunder in accordance with written instructions given by the Majority Banks (or Banks, as the context requires), and such instructions of the Administrative Agent and any action taken or failure to act pursuant thereto shall be binding upon all of the Secured Parties.
          Section 5.3 Event of Defaults. The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of an Activation Event or an Event of Default unless it has received written notice from the Administrative Agent or any of the Borrowers or Grantors, specifying such Activation Event or Event of Default. The Collateral Agent shall take such action with respect to any Event of Default as the Majority Banks shall direct.
          Section 5.4 Rights as a Creditor. JPMorgan Chase Bank, N.A. (and any successor acting as the Collateral Agent) shall have the same rights and powers as any other Secured Party and may exercise the same as though it were not acting as the Administrative Agent or the Collateral Agent. JPMorgan Chase Bank, N.A. (and any successor acting as the Collateral Agent) and its Affiliates may (without having to account therefore to any other Secured Party) accept deposits from, lend money to, make investments in and generally engage in any kind of banking, trust or other business with the Borrowers, the Grantors or any other Guarantor, any customer thereof (including any Designated Eligible Buyer), any Secured Party and any Affiliate of any thereof as if it were not acting as the Collateral Agent, and JPMorgan Chase Bank, N.A. (and any such successor) and its Affiliates may accept fees and other consideration from any such Person(s) for services in connection with this Agreement or otherwise without having to account for the same to the Secured Parties.
          Section 5.5 Indemnification. The Banks agree to indemnify the Collateral Agent in the manner described in Section 12.5 of the Term Loan Agreement.

          Section 5.6 Non-Reliance upon the Collateral Agent. Each Secured Party will be deemed to have agreed that it has, independently and without reliance upon the Collateral Agent, and based upon such documents and information as it has deemed appropriate, made its own credit analysis of the Borrowers, the Grantors and the other Guarantors and their Affiliates and has made a decision to become a creditor of the Secured Obligations and that it will, independently and without reliance upon the Collateral Agent, and based upon such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action with respect thereto. The Collateral Agent shall not be required to keep itself informed as to the performance or observance by the Grantors or any other Person of this Agreement or any other document referred to or provided for herein or to inspect the Properties or books of the Grantors or any other Person. Except for notices, reports and other documents and information expressly required to be furnished by it under the documents to which it is a party, the Collateral Agent shall not have any duty or responsibility to provide any Secured Party with any credit or other information concerning the affairs, financial condition or business of the Borrowers, the Grantors or the other Guarantors or any other Person that may come into the possession of the Collateral Agent or any of its Affiliates.
          Section 5.7 Failure to Act. Except for any action expressly required of the Collateral Agent under a document to which it is a party, it shall in all cases be fully justified in failing or refusing to act unless it shall receive further assurances to its satisfaction from the applicable Secured Parties of their indemnification obligations under Section 5.5 against any and all liability and expense that may be incurred by the Collateral Agent by reason of taking or continuing to take any such action. No provision of any document shall require the Collateral Agent to take any action that it reasonably believes to be contrary to Applicable Law or would subject it to personal liability, to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties thereunder or in the exercise of any of its rights or powers hereunder. The Collateral Agent shall not be obligated to exercise discretion hereunder but should act or refrain from acting upon the written direction of the Majority Banks.
          Section 5.8 Reporting Requirement. After the occurrence of an Activation Event, no later than twenty (20) days after the last day of each Interest Period ending after the date of the occurrence of such Activation Event, the Collateral Agent shall deliver a report to the Administrative Agent and the Grantors setting forth the aggregate amount of the collections in the Collection Account that have been deposited into the Collection Account during such Interest Period.
ARTICLE VI
MISCELLANEOUS
          Section 6.1 Waiver. No failure on the part of the Collateral Agent or any other Secured Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement or the Account Control Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided in this Agreement are cumulative and not exclusive of any other remedies provided by Applicable Law.

          Section 6.2 Notices. All notices, designations, consents, offers, acceptances, or any other communications provided pursuant to this Agreement shall be given in writing and sent to each party hereto at its address specified on Schedule II to the Term Loan Agreement, or to such other address as may be designated in writing from time to time by each party hereto.
          Except as otherwise provided in this Agreement, all such notices and communications shall be deemed given: (i) upon delivery if delivered by hand to the addresses provided in this Section 6.2; (ii) upon receipt if delivered by facsimile transmission to the number provided herein; or (iii) five (5) Business Days after the date of deposit with the courier agency if delivered by internationally reputable courier, return receipt requested, with all applicable shipping fees of such courier prepaid.
          Any agreement herein of the Collateral Agent to receive certain notices by telephone, facsimile or other unsigned method is solely for the convenience and at the request of the Grantors. The Collateral Agent shall (absent gross negligence or bad faith) be entitled to rely upon the authority of any Person purporting to be authorized by the Grantors to give any such notice and the Collateral Agent shall not have any liability to the Grantors or any other Person on account of any action taken or not taken by it in reliance upon any such notice.
          Section 6.3 Expenses; Indemnity. (a) Whether or not the transactions contemplated hereby are consummated, the Grantors agree to pay or reimburse: (i) the Collateral Agent for all reasonable and documented costs and invoiced expenses (including reasonable and documented external legal fees and expenses) in connection with: (A) the negotiation, preparation, execution and delivery of this Agreement and any related documents and (B) the negotiation or preparation of any modification, supplement or waiver of any of the terms of this Agreement or any other such document (whether or not consummated) and (ii) the Collateral Agent and each of the Secured Parties for all of their reasonable and documented costs and invoiced expenses (including reasonable and documented external legal fees and expenses) in connection with any enforcement of this Agreement or the enforcement or collection proceedings resulting from any Event of Default.
          (b) Each Grantor agrees to defend, protect, indemnify and hold harmless each Secured Party and their respective directors, officers, employees, attorneys, representatives and agents (each, an “Indemnitee”) from and against any and all Losses that may at any time be incurred by, imposed on or assessed against the Indemnitees directly or indirectly based on, or arising or resulting from, or in any way related to, or by reason of any investigation, litigation or other proceeding (whether or not any of the Indemnitees is a party thereto and whether or not any such investigation, litigation or other proceeding is between or among any of the Indemnitees, the Grantors or any other Person or otherwise) related to the entering into and/or performance of this Agreement or the consummation of any transactions contemplated herein or in any other Credit Document or any other document or agreement delivered in connection herewith or the exercise of any of their rights or remedies provided herein or in the other Credit Documents (the “Indemnified Matters”) regardless of when such Indemnified Matter arises; but excluding any such Indemnified Matter to the extent based on the gross negligence or willful misconduct of the Indemnitee to be indemnified. In no event shall any Secured Party be liable to any Person for any special, punitive or consequential damages in connection with the transactions contemplated hereby.
          (c) To the extent that any undertaking in clause (b) may be unenforceable because it is violative of any Applicable Law or public policy, the Grantors shall contribute the maximum portion that it is permitted to pay and satisfy Applicable Law to the payment and satisfaction of such undertaking.
          (d) All amounts payable or indemnifiable under this Section shall be secured by the Collateral and shall be immediately due and payable on demand.
          Section 6.4 Amendments, Etc. Subject to Section 13.9 of the Term Loan Agreement, the terms of this Agreement may be waived, altered or amended only by an instrument in writing duly executed by the parties hereto (with the written consent of the Majority Banks (or Banks, as the context requires) required for the Collateral Agent’s consent). Notwithstanding the foregoing, the parties hereto agree that Schedule I hereto shall be deemed automatically amended upon the delivery of each Compliance Certificate delivered pursuant to Section 8.15(c) of the Term Loan Agreement containing a revised list of Designated Eligible Buyers. The parties further agree that Schedule I shall be maintained by the Collateral Agent in such format as selected by the Collateral Agent in its sole discretion and need not be physically attached to this Agreement.
          Section 6.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns under the Term Loan Agreement.
          Section 6.6 Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and legal benefit of the parties hereto, the Secured Parties and their permitted successors and assigns (all of which, if not parties hereto, are third-party beneficiaries hereof for purposes of enforcing their respective rights hereunder), and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement.
          Section 6.7 Survival. The obligations of the Grantors under Section 6.3, and the obligations of the Secured Parties under Section 5.5, shall survive the repayment of the Secured Obligations and, in the case of any Secured Party that may assign any interest in its Secured Obligations, shall survive the making of such assignment, notwithstanding that such assigning Secured Party may cease to be a “Secured Party”; provided that any Secured Party’s obligations under Section 5.5 shall only apply to the extent that the event with respect to which any indemnification is payable thereunder occurred at the time that such Secured Party owned a Secured Obligation.
          Section 6.8 Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

          Section 6.9 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.
          Section 6.10 Governing Applicable Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.
          Section 6.11 Jurisdiction, Service of Process and Venue. (a) Any legal action or proceeding arising out of or relating to this Agreement may be brought in or removed to any state or federal court in the county of New York, State of New York, United States of America.
          (b) Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the courts referred to in Section 6.11(a) in any action or proceeding arising out of or relating to any of this Agreement, and each of the Grantors hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such New York State or Federal court. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, (I) THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING AND (II) ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.
          (c) Nothing in this Section 6.11 shall affect the right of any party hereto to bring any action or proceeding in respect of this Agreement in the courts of any other jurisdiction.
          Section 6.12 Severability. The illegality or unenforceability in any jurisdiction of any provision hereof or of any document required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or such other document in such jurisdiction or such provision in any other jurisdiction.
[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

GRANTORS GERDAU S.A.,
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOMINAS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOS LONGOS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOS ESPECIAIS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU COMERCIAL DE AÇOS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU ACOMINAS OVERSEAS LIMITED
By:
Name:
Title:

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as the Collateral Agent
By:
Name:
Title:

Schedule I
To Security Agreement
DESIGNATED ELIGIBLE BUYERS

ALLIED METALS CORP.	MARUBENI-ITOCHU STEEL AMERICA INC.
ALUMINIO S A	MARUBENI-ITOCHU STEEL INC.
AMSTEEL MILLS SDN BHD	METGLAS, INC.
ARTCO STEEL CORP.	MISETAL
BEKAERT HEMIKSEM	MITSUI & CO. (U.S.A.), INC.
CALIFORNIA STEEL INDUSTRIES INC	N V BEKAERT S A
CAPARO STEEL PRODUCTS	NAN LUNG STEEL & IRON CORPOR
CARGILL INTERNATIONAL TRADING PTE	NATSTEEL TRADE INTERNATIONAL PT
CARGILL SIAM LIMITED	POSCO STEEL SERVICE & SALES CO LTD
CARL J WEILER EISEN+STAHL GMBH	PRIMARY INDUSTRIES (U.K.) LTD
CCC STEEL GMBH AND CO KG	PRODUCTORA ALAMBRES COLOMBIANOS
CELSA MANUFACTURING (UK) LTD.	PROYECTOS DE METAL MECANICA SA CV
CHIA TA WORLD CO., LTD.	PYEONG SAN METAL CO., LTD.
COMMERCIAL METALS COMPANY	SACK
COMPANSID S A	SALZGITTER INTERNATIONAL GMBH
DEACERO MATERIAS PRIMAS DE CV	SALZGITTER TRADE
DIACO S.A.	SAN ENG STEEL FORGING CO LTD
DIMACO DISTRIB MAT DE CONSTRU	SHANG SHING STEEL IND CO LTD
DONGKUK STEEL MILL CO LTD	SIDER GHEZZI S.R.L.
DUFERCO S.A.	SIDERURGICA LEONESSA S.R.L.
ELIN ACEROS Y ALEACIONES S A	SIPAR ACEROS
EMESA TREFILARIA SA	SOCITREL
FERROPAR S/A	SRI STEEL RESOURCES INC
FRANCOVIGH SA.	STC — INTERMESA TRADING CO.,
GLOBAL MARKET SERVICES, INC.	STEEL RESOURCES, LLC
IMEXBRA INTERNATIONAL, INC.	STEMCOR UK LTD
INDUSLA S/A	STEMCOR EUROPE LIMITED
INDUSTRIAS DEL UBIERNA, S A UBISA	SUMITOMO CORPORATION
INDUSTRIAS GALYCAS S.A.	TAE WOONG CO., LTD.
INGENIERIA R.E.C., S.A.	THYSSEN PORTUGAL
ITALCABLES SPA	TITAN STEEL CORPORATION
JISCO	TRADESCA SA
KANBERG LIMITED	ULDRY TRADING SA
KISWEL	VOEST ALPINE INTERTRADING
KISWIRE LIMITED	WIRTH HAMILTON
LOSAL STEEL TRADING, S.A.	WIRTH MONTREAL
MANUCHAR NV	WU JII INDUSTRY CO., LTD.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit C — Form of Security Agreement

EXHIBIT D
FORM OF ACCOUNT CONTROL AGREEMENT
COLLATERAL ACCOUNT CONTROL AGREEMENT
     COLLATERAL ACCOUNT CONTROL AGREEMENT (as amended, restated or otherwise modified from time to time, this “Agreement”) dated as of September 10, 2007 among Gerdau Acominas Overseas Limited (the “Off-taker”), and JPMorgan Chase Bank, N.A., as collateral agent pursuant to the Senior Export and Working Capital Facility Agreement and the Security Agreement referred to below (in such capacity, together with its successors in such capacity, the “Collateral Agent”), and, as the securities intermediary and depositary bank hereunder (the “Intermediary”).
WITNESSETH:
     WHEREAS, Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and the Off-taker, as Guarantors, the Banks party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Collateral Agent, are parties to a Senior Export and Working Capital Facility Agreement dated as of the date hereof (as amended restated or otherwise modified from time to time, the “Term Loan Agreement”), pursuant to which the Off-taker has agreed to establish with the Intermediary the Collection Account (as defined in the Term Loan Agreement);
     WHEREAS, pursuant to Section 2.1 of the Security Agreement, dated as of the date hereof (as amended, restated or otherwise modified from time to time, the “Security Agreement”), among the Grantors (including the Off-taker) and the Collateral Agent, the Grantors granted to the Collateral Agent for the benefit of the Secured Parties a security interest in all of their rights, title and interest in, to and under the Collection Account and any and all Investment Property, Financial Assets or other Property (including uninvested funds) from time to time credited thereto or deposited or carried therein, any and all investments made with funds therein, any and all other Financial Assets credited thereto or carried therein, any and all Security Entitlements of the Grantors with respect to such Financial Assets and any and all Proceeds of any of the foregoing; and
     WHEREAS, the Off-taker and the Collateral Agent wish to provide for the perfection under the UCC of the security interest in the Collection Account created pursuant to the Security Agreement in accordance with the terms of this Agreement.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     SECTION 1. Definitions. Unless otherwise stated herein, capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Security Agreement. In addition, the interpretative provisions of Section 1.1 of the Security Agreement are hereby included by reference as if they were set forth herein mutatis mutandi.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit D — Form of Account Control Agreement

     SECTION 2. Establishment of Collection Account. The Intermediary has established the Collection Account (account number 304952265) maintained on the Intermediary’s books and records at the principal office of the Intermediary in New York, New York at the request of the Off-taker and Collateral Agent. The Intermediary will act as “securities intermediary” (within the meaning of Section 8-102 of the UCC) in regards to the Collection Account which the Off-taker and Collateral Agent intend to be a “securities account” (within the meaning of Section 8-501 of the UCC) to which “financial assets” (within the meaning of Section 8-102 of the UCC) are or may be credited and the Intermediary agrees to treat the Off-taker as entitled to exercise the rights that comprise the “financial assets” credited thereto. The Off-taker will be the sole “entitlement holder” (within the meaning of Section 8-102 of the UCC) of the Collection Account and is identified as such in the records of the Intermediary. All property delivered to the Intermediary pursuant to the Credit Documents for credit thereto shall be promptly credited (by book entry of otherwise) to the Collection Account.
     SECTION 3. Financial Assets Election. Each of the parties hereto agrees that each item of property (whether any security, instrument, obligation, share, participation, interest or other property whatsoever but excluding cash) at any time in the Collection Account shall be treated as a “financial asset” (within the meaning of Section 8-102 of the UCC).
     SECTION 4. Duties and Liabilities of the Intermediary Generally. The Intermediary undertakes to perform such duties and only such duties as are specifically set forth in this Agreement or as required of a securities intermediary or bank pursuant to Articles 8 and 9 of the UCC. Notwithstanding any provision contained herein or in any other document or instrument to the contrary, neither the Intermediary nor any of its officers, employees or agents shall be liable for (i) following the instruction of the Collateral Agent and (ii) in all other respects, shall not be liable for any action taken or not taken by it (or them) under or in connection with this Agreement, except for the Intermediary’s (or their) own gross negligence or willful misconduct. In no event shall the Intermediary be liable for indirect, special or consequential damages of any kind whatsoever (including lost profits and lost business opportunity) even if it is advised of the possibility of such damages and regardless of the form of action in which any such damages may be claimed. Without limiting the foregoing, and notwithstanding any provision to the contrary elsewhere, the Intermediary and its officers, employees and agents:
          (a) shall have no duty to preserve, exercise or enforce rights in the financial assets (against prior parties or otherwise);
          (b) may in any instance where the Intermediary determines that it lacks or is uncertain as to its authority to take or refrain from taking certain action, or as to the requirements of this Agreement under any circumstance before it, delay or refrain from taking action unless and until it has received instructions from the Collateral Agent or advice from legal counsel (or other appropriate advisor), as the case may be
          (c) so long as it and they shall have acted (or refrained from acting) in good faith, shall not be liable for any error of judgment in any action taken, suffered or omitted by, or for any act done or step taken, suffered or omitted by, or for any mistake of fact or law, unless such action constitutes gross negligence or willful misconduct on its (or their) part;
          (d) may consult with legal counsel selected by it (or other experts for the Off-taker or Collateral Agent), and shall not be liable for any action taken or not taken by it or them in good faith in accordance with the advice of such experts;
          (e) will not be responsible to the Collateral Agent for any statement, warranty or representation made by any party other than the Intermediary in connection with this Agreement except as set forth in Section 7 below;
          (f) will have no duty to ascertain or inquire as to the performance or observance by the Off-taker of any of the terms, conditions or covenants of the Security Agreement;
          (g) will not be responsible to Off-taker or Collateral Agent for the due execution, legality, validity, enforceability, genuineness, effectiveness or sufficiency of this Agreement, (provided, however, that the Intermediary warrants below that the Intermediary has legal capacity to enter into this Agreement);
          (h) will not incur any liability by acting or not acting in reliance upon any notice, consent, certificate, statement or other instrument or writing believed by it or them to be genuine and signed or sent by the proper party or parties;
          (i) will not incur liability for any notice, consent, certificate, statement, wire instruction, telecopy, or other writing which is delayed, canceled or changed without the actual knowledge of the Intermediary;
          (j) shall not be deemed to have or be charged with notice or knowledge of any fact or matter unless a written notice thereof has been received by the Intermediary at the address and to the person designated in (or as subsequently designated pursuant to) this Agreement;
          (k) shall not be obligated or required by any provision of this Agreement to expend or risk the Intermediary’s own funds, or to take any action (including but not limited to the institution or defense of legal proceedings) which in its or their judgment may cause it or them to incur or suffer any expense or liability; provided, however, if the Intermediary elects to take any such action it shall be entitled to security or indemnity for the payment of the costs, expenses (including but not limited to attorneys’ fees) and liabilities which may be incurred therein or thereby, satisfactory to the Intermediary;
          (l) shall not incur any liability for acts or omissions of any domestic or foreign depository or book-entry system for the central handling of financial assets or any domestic or foreign custodian or subcustodian; and
          (m) shall not be responsible for the title, validity or genuineness of any financial asset in or delivered into the Collection Account.

     SECTION 5. Entitlement Orders and Instructions. The Off-taker agrees that the Intermediary shall, comply with entitlement orders originated by the Collateral Agent and relating to the Collection Account, without further consent by the Off-taker or any other Person. The Off-taker agrees that the Intermediary shall, comply with instructions originated by the Collateral Agent directing disposition of funds in the Collection Account, without further consent by the Off-taker or any other Person. The Intermediary shall have no obligation to act, and shall be fully protected in refraining from acting, in respect of the financial assets or funds, as applicable, credited to the Collection Account, in the absence of any such entitlement order or instruction.
     The Intermediary shall comply with entitlement orders and other directions concerning financial assets or funds, as applicable, credited to the Collection Account at the direction of the Off-taker, until such time as the Collateral Agent delivers a written notice to the Intermediary in the form annexed hereto as Exhibit 1, that the Collateral Agent is thereby exercising exclusive control over the account (such notice may be referred to herein as the “Notice of Exclusive Control”). After the Intermediary receives the Notice of Exclusive Control, it will promptly cease complying with entitlement orders or other directions concerning the account originated by the Off-taker or its representatives.
     SECTION 6. Subordination of Lien; Waiver of Set-Off. If the Intermediary has or subsequently obtains by agreement, operation of law or otherwise a security interest in the Collection Account or any security entitlement in respect of financial assets carried therein or funds deposited therein, as applicable, then the Intermediary hereby agrees that such security interest shall be subordinate to the security interest of the Collateral Agent (on behalf of the Secured Parties) under the Security Agreement, and agrees that the financial assets standing to the credit thereof shall not be subject to deduction, set-off, banker’s lien or any other right in favor of any Person other than the Collateral Agent (except for the face amount of any checks that have been credited thereto and funds on deposit therein but are subsequently returned unpaid because of uncollected or insufficient funds); provided that the Intermediary may set off from the Collection Account all amounts due to it in respect of its customary fees and expenses for the routine maintenance and operation of such account. Notwithstanding anything herein to the contrary, the Intermediary shall have a lien senior to that of the Collateral Agent for any and all amounts required for the payment of the purchase price of a financial asset, which purchase has been placed but not yet cleared or settled.
     SECTION 7. Representations, Warranties and Covenants of the Intermediary. The Intermediary agrees with and, as of the date hereof, represents and warrants to the Collateral Agent as follows:
     (a) The Collection Account shall be maintained in the manner set forth herein until termination of this Agreement, and the Intermediary shall not change the name or account number thereof without the prior written consent of the Collateral Agent.
     (b) This Agreement is the legal, valid and binding obligation of the Intermediary except as may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability.

     (c) The Intermediary has not entered into, and until the termination of this Agreement shall not enter into: (i) any agreement with any other Person relating to the Collection Account and/or any property (including uninvested funds) credited thereto or carried therein pursuant to which it agrees to comply with entitlement orders of, or instructions directing distribution of uninvested funds from, such Person or (ii) any other agreement with the Off-taker or any other Person purporting to limit or condition the obligation of the Intermediary to comply with entitlement orders and instructions directing distribution of uninvested funds originated by the Collateral Agent as set forth in Section 5. The Intermediary shall not comply with any entitlement orders or instructions directing distribution of uninvested funds originated by any Person with respect to the property (including uninvested funds) carried in or credited to the Collection Account other than the Collateral Agent or the Off-taker in accordance with the terms of the Security Agreement.
     SECTION 8. Notice of Adverse Claims. Except for the claims and interest of the Collateral Agent in the Collection Account, the Intermediary confirms (without any obligation of independent inquiry or investigation) that it does not know of any Liens on, claim to or interest in the Collection Account or in any financial asset credited thereto or uninvested funds on deposit therein, including adverse claims as defined in Article 8 of the UCC. If any Person other than the Collateral Agent asserts any Lien, claim or interest (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Collection Account or in respect of any financial asset credited thereto or uninvested funds on deposit therein, then the Intermediary shall promptly notify the Collateral Agent and the Off-taker thereof.
     SECTION 9. Indemnification of the Intermediary. (a) The Off-taker and the Collateral Agent, jointly and severally, agree to indemnify and hold the Intermediary and its directors, officers, agents and employees (collectively the “Indemnitees”) harmless from and against any and all claims, liabilities, losses, damages, fines, penalties, and expenses, including out-of-pocket and incidental expenses and legal fees (collectively “Losses”) that may be imposed on, incurred by, or asserted against, the Indemnitees or any of them for following any entitlement orders, instructions or other directions upon which the Intermediary is authorized to rely pursuant to the terms of this Agreement.
     (b) In addition to and not in limitation of paragraph (a) immediately above, the Off-taker and the Collateral Agent also jointly and severally agree to indemnify and hold the Indemnitees and each of them harmless from and against any and all Losses that may be imposed on, incurred by, or asserted against, the Indemnitees or any of them in connection with or arising out of the Intermediary’s performance under this Agreement, provided the Indemnitees have not acted with gross negligence or engaged in willful misconduct.
     SECTION 10. Termination; Resignation. The rights and powers granted herein to the Collateral Agent have been granted in order to perfect its security interests in the Collection Account, are powers coupled with an interest and are not intended to be affected by the bankruptcy (or similar event) of the Off-taker or the lapse of time. The obligations of the Intermediary hereunder shall continue in effect until the security interest of the Collateral Agent in the Collection Account has been terminated pursuant to the Security Agreement and the

Collateral Agent has notified the Intermediary of such termination in writing. The Intermediary may at any time resign by giving at least 30 days’ prior written notice of resignation to the Collateral Agent and the Off-taker, and may at any time (with or without cause) be removed by the Collateral Agent by giving at least 30 days’ prior written notice to the Intermediary from the Collateral Agent, and such resignation or removal shall be effective upon the appointment by the Collateral Agent of a successor and the acceptance by the successor of such appointment.
     SECTION 11. Waiver. No failure on the part of the Collateral Agent or any other Secured Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided in this Agreement are cumulative and not exclusive of any other remedies provided by Applicable Law.
     SECTION 12. Certificates of Authorized Persons; Additional Documentation. The Collateral Agent has furnished to the Intermediary and the Collateral Agent a certificate setting forth the names and signature of persons authorized to give instructions, said certificate attached hereto as Exhibit 2. Until a new such certificate is received, Intermediary and the Collateral Agent shall be fully protected in acting upon written instructions of any such person.
     SECTION 13. No Responsibility Concerning Term Loan Agreement and Security Agreement. The Off-taker and the Collateral Agent hereby agree that, notwithstanding references to the Term Loan Agreement and the Security Agreement in this Agreement, the Intermediary has no interest in, and no duty, responsibility or obligation with respect to, the Term Loan Agreement and the Security Agreement including, without limitation, no duty, responsibility or obligation to monitor the Off-taker’s or the Collateral Agent’s compliance with the Term Loan Agreement and the Security Agreement or to know the terms of the Term Loan Agreement or the Security Agreement.
     SECTION 14. No Duty of Oversight. The Intermediary is not at any time under any duty (a) to monitor any collateral in the Collection Account or withdrawn therefrom, or whether the collateral is of a type required to be held in the Collection Account, or (b) to supervise the investment of, or to advise or make any recommendation for the purchase, sale, retention or disposition of any collateral.
     SECTION 15. Notices. All notices, requests, instructions, directions and other communications provided for herein (including any modifications of, or waivers, requests or consents under, this Agreement) shall be given or made in writing (and shall be deemed to have been given at the times specified in Section 13.2 of the Term Loan Agreement) delivered to each of the Off-taker and the Collateral Agent, or the Intermediary, at the addresses below (or, in each case, to such other address as may be designated in writing from time to time by each party hereto):
          Off-taker
          Gerdau Acominas Overseas Limited

Av. Farrapos, 1811 — Floresta
90220-005
Porto Alegre, RS
Brazil
Attn: José Francisco Dutra /
          Rodrigo Ferreira de Souza
Collateral Agent
JPMorgan Chase Bank, N.A.
270 Park Avenue, 14th Floor
New York, NY 10017
Attn: Linda Meyer, VP
Fax: 212-270-5100
Intermediary
JPMorgan Chase Bank, N.A.
712 Main Street, 5th Floor South, TX2 S037
Houston, Texas 77002
Attn: Paul Gilliam
Fax: 713-216-6927
     SECTION 16. Amendments, Etc. The terms of this Agreement may be waived, altered or amended only by an instrument in writing duly executed by each of the parties hereto and shall be binding upon each other Secured Party.
     SECTION 17. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Off-taker may not assign or transfer any of its rights or obligations hereunder except as provided in Section 13.3 of the Term Loan Agreement.
     SECTION 18. Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and legal benefit of the parties hereto, the Secured Parties and their permitted successors and assigns (all of which, if not parties hereto, are third-party beneficiaries hereof for purposes of enforcing their respective rights hereunder), and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement.
     SECTION 19. Survival. The obligations of the Off-taker and Collateral Agent under Section 9 shall survive the termination of this Agreement.
     SECTION 20. Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

     SECTION 21. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.
     SECTION 22. Governing Applicable Law; Submission to Jurisdiction. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (NOT INCLUDING SUCH STATE’S CONFLICT OF LAWS PROVISIONS OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW); PROVIDED THAT THE SECURED PARTIES SHALL RETAIN ALL RIGHTS ARISING UNDER THE FEDERAL LAW OF THE UNITED STATES OF AMERICA. REGARDLESS OF ANY PROVISION IN ANY OTHER AGREEMENT, AND FOR PURPOSES OF THE UCC, THE SECURITIES INTERMEDIARY’S JURISDICTION (WITHIN THE MEANING OF SECTION8-110(e) OF THE UCC) AND THE “BANK’S” JURISDICTION (WITHIN THE MEANING OF SECTION 9-304(B) OF THE UCC) WITH RESPECT TO THE COLLECTION ACCOUNT IS THE STATE OF NEW YORK.
     (b) ANY LEGAL ACTION OR PROCEEDING BY OR AGAINST ANY PARTY HERETO OR WITH RESPECT TO OR ARISING OUT OF THIS AGREEMENT MAY BE BROUGHT IN OR REMOVED TO ANY STATE OR FEDERAL COURTS IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS (AND COURTS OF APPEALS THEREFROM) FOR LEGAL PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND BORROWER IRREVOCABLY CONSENTS TO THE APPOINTMENT OF THE PROCESS AGENT AS ITS AGENT TO RECEIVE SERVICE OF PROCESS (WITH RESPECT TO THIS AGREEMENT) IN NEW YORK, NEW YORK.
     (c) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, (I) THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING AND (II) ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.
     SECTION 23. Severability. The illegality or unenforceability in any jurisdiction of any provision hereof or of any document required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or such other document in such jurisdiction or such provision in any other jurisdiction.
     SECTION 24. Voting Rights; Payment of Income; Withdrawals. Until such time as the Intermediary receives a Notice of Exclusive Control from the Collateral Agent, the Off-taker shall direct the Intermediary with respect to the voting of any financial assets credited to the Collection Account. Additionally, the Intermediary shall (a) without further action by the Off-taker or Collateral Agent, (i) remit or make available to the Off-taker all interest, dividends and other income on the financial assets or funds in the Collection Account, and (ii) pursuant to the terms of the Collection Account agreement with the Off-taker, send to the Off-taker any proxies and other voting rights and corporate actions received by the Intermediary in respect of the financial assets and follow any instructions and directions from the Off-taker in respect of such proxies and rights, and (b) comply with each entitlement order and other directive received from the Off-taker.
     SECTION 25. Funds Transfer Instructions. In the event funds transfer instructions are given (other than in writing at the time of execution of this Agreement), whether in writing, by telecopier or otherwise, the Intermediary is authorized to seek confirmation of such instructions by telephone call-back to the authorized person or persons designated on Exhibit 3 hereto, and Intermediary may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Intermediary. The Intermediary and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Off-taker or Collateral Agent to identify (i) the beneficiary, (ii) the beneficiary’s bank, or (iii) an intermediary bank. The Intermediary may apply any of the deposited funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. The parties to this Agreement acknowledge that these security procedures are commercially reasonable. Off-Taker and Collateral Agent agree that repetitive or standing settlement instructions will be effective as the funds transfer instructions of Off-Taker and Collateral Agent, whether or not authorized, if such settlement instructions are verified pursuant to the security procedure provided herein or such other security procedure that the Escrow Agent, Off-Taker and Collateral Agent may agree to.
     SECTION 26. Compliance with Legal Process and Judicial Orders. If any financial assets or funds subject to this Agreement are at any time attached or levied upon, or in case the transfer, delivery, redemption or withdrawal of any such financial assets or funds shall be stayed or enjoined, or in the case of any other legal process or judicial order affecting such financial assets or funds, the Intermediary is authorized to comply with any such order in any matter as the Intermediary or its legal counsel reasonably deems appropriate. If the Intermediary complies with any process, order, writ, judgment or decree relating to the financial assets or funds subject to this Agreement, then the Intermediary shall not be liable to the Off-taker, the Collateral Agent or the other Secured Parties or to any other person or entity even if such order or process is subsequently modified, vacated or otherwise determined to have been without legal force or effect.
     SECTION 27. Force Majeure. The Intermediary shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war or terrorism, epidemics, nationalization, expropriation, currency restrictions, governmental regulations superimposed after the fact, fire, communication line failures, power failures, earthquakes or other disasters.

     SECTION 28. Fees. The Off-taker shall pay to the Intermediary the compensation agreed upon in writing from time to time and any other includable expenses incurred in connection herewith.
     SECTION 29. Patriot Act Disclosure/Taxpayer Identification Numbers (“TINs”)/Tax Reporting.
     (a) Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Intermediary to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the Off-taker and Collateral Agent acknowledge that Section 326 of the USA PATRIOT Act and the Intermediary’s identity verification procedures require the Intermediary to obtain information which may be used to confirm the Parties identity including without limitation name, address and organizational documents (“identifying information”). The Off-taker and Collateral Agent agree to provide the Intermediary with and consent to the Intermediary obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Intermediary.
     (b) Taxpayer Identification Numbers (“TINs”)
     The Off-taker has provided the Collateral Agent with their respective fully executed Internal Revenue Service (“IRS”) Form W-8, or W-9 and/or other required documentation. The Parties each represent that its correct TIN assigned by the IRS, or any other taxing authority, is set forth in the delivered forms.
     (c) Tax Reporting
     All interest or other income earned under the Agreement shall be allocated to Off-taker and reported, as and to the extent required by law, by the Intermediary to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned from the financial assets or funds which are subject to this Agreement by Off-taker whether or not said income has been distributed during such year. Any other tax returns required to be filed will be prepared and filed by Off-taker with the IRS and any other taxing authority as required by law. The Parties acknowledge and agree that the Intermediary shall have no responsibility for the preparation and/or filing of any income, franchise or any other tax return with respect to the Collection Account or any income earned by the financial assets and funds. The Parties further acknowledge and agree that any taxes payable from the income earned on the investment of any sums held in the Collection Account shall be paid by Off-taker. Intermediary shall withhold any taxes it deems appropriate, including but not limited to required withholding in the absence of proper tax documentation, and shall remit such taxes to the appropriate authorities.
[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

GERDAU ACOMINAS OVERSEAS LIMITED
By:
Name:
Title:

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as the Collateral Agent
By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as the Intermediary
By:
Name:
Title:

By:
Name:
Title:

EXHIBIT 1
[to be placed on Secured Party’s Letterhead]
NOTICE OF EXCLUSIVE CONTROL
                    19___
JPMorgan Chase Bank
[Address]

Attention:
Re:	Collateral Account Control Agreement dated as of (the “Agreement”) among , as Secured Party, , as Customer, and JPMorgan Chase Bank, as Bank, relating to Securities Account No.
Ladies and Gentlemen:
     This constitutes the Notice of Exclusive Control referred to in the above referenced Agreement.

[Secured Party’s Name]
By:
Name:
Title:

EXHIBIT 2
[List of names of Authorized Persons of Off-taker and Collateral Agent]
Off-taker:

	Name	Signature	Telephone Number

1.	Osvaldo Burgos Schirmer		(55-51) 3323-2657
2.	Mauricio Werneck		(55-51) 3323-9260
3.	Rodrigo Ferreira de Souza		(55-51) 3323-2082
4.	Marcelo Sandri Pinto		(55-51) 3323-2325
5.	José Francisco Dutra		(55-51) 3323-2116
Collateral Agent:

	Name	Signature	Telephone Number

1.
2.
3.
4.
5.
6.

EXHIBIT 3
Telephone Number(s) and authorized signature(s) for Person(s) Designated to give Funds
Transfer Instructions
If to Off-taker:

	Name	Signature	Telephone Number

1.	Osvaldo Burgos Schirmer		(55-51) 3323-2657
2.	Mauricio Werneck		(55-51) 3323-9260
3.	Rodrigo Ferreira de Souza		(55-51) 3323-2082
4.	Marcelo Sandri Pinto		(55-51) 3323-2325
5.	José Francisco Dutra		(55-51) 3323-2116
If to Collateral Agent:

	Name	Signature	Telephone Number

1.
2.
3.

Telephone Number(s) for Call-Backs and
Person(s) Designated to Confirm Funds Transfer Instructions
If to Off-taker:

	Name	Signature	Telephone Number

1.	Osvaldo Burgos Schirmer		(55-51) 3323-2657
2.	Mauricio Werneck		(55-51) 3323-9260
3.	Rodrigo Ferreira de Souza		(55-51) 3323-2082
4.	Marcelo Sandri Pinto		(55-51) 3323-2325
5.	José Francisco Dutra		(55-51) 3323-2116
If to Collateral Agent:

	Name	Telephone Number

1.
2.
3.
Telephone call backs shall be made to both Parties if joint instructions are required pursuant to the Agreement. All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer and must not be the same person confirming said transfer.

EXHIBIT E
FORM OF DESIGNATED ELIGIBLE BUYER NOTICE
[LETTERHEAD OF OFF-TAKER]

To:	[Name of Designated Eligible Buyer]

c/o [Designated Eligible Buyer Contact Person]
[Designated Eligible Buyer address]
Tel.: [Designated Eligible Buyer phone number]
Fax: [Designated Eligible Buyer fax number]
Date:
     Pursuant to that certain Security Agreement dated as of September 10, 2007 (the “Security Agreement”) by and among Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Acominas Overseas Limited (the “Off-taker”), as grantors, and JPMorgan Chase Bank, N.A., as collateral agent (in such capacity, together with its successors in such capacity, the “Collateral Agent”), the Off-taker hereby gives you irrevocable notice of the assignment to the Collateral Agent under the Security Agreement of all of the Off-taker’s (i) rights to receive any and all payments (the “Export Receivables”) for steel products sold, leased, licensed, assigned or otherwise transferred to [name of Designated Eligible Buyer] (the “Buyer”) by the Off-taker or Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. or Gerdau Comercial de Aços S.A., and (ii) rights pursuant to any sales contracts or other documentation relating thereto (the “Sales Agreements”).
     Accordingly, in connection with any purchase by the Buyer or any of its subsidiaries, successors or assigns of steel products from the Off-taker, the Off-taker hereby authorizes and directs the Buyer to pay all amounts due in relation to the Eligible Receivables on or after the date of this notice to the Collateral Agent’s account with the following details:
JPMorgan Chase Bank, N.A.
[                                         ]
Attention: [                    ]
Account No. [                          ]
Account Name: GERDAU DEPOSIT COLLECTION ACCOUNT
     By its signature below, the Buyer agrees to make such payments in accordance with these instructions. These instructions may not be changed except pursuant to an express written instruction executed by the Collateral Agent. By executing and delivering this notice, the Buyer further confirms to the Collateral Agent that the Buyer has not received any prior notice of any other assignment of the Export Receivables and has not previously agreed to make payments in respect of the Export Receivables to any party except pursuant to arrangements that have been
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit E — Form of Designated Eligible Buyer Notice

revoked or released by the parties hereto. It is understood and agreed that this notice shall supersede all other payment instructions from the Off-taker to the Buyer with respect to payments to be made to the Off-taker.
     It is understood and agreed that none of the obligations of the Off-taker under the Sales Agreement[s] have been or will be assigned, and that the Off-taker will remain responsible for the performance of its obligations under the Sales Agreement[s].
     Except as expressly provided herein with respect to payments, nothing in this notice shall be construed as creating or implying any obligation (other than any that may exist independently of this notice) on the part of the Buyer as purchaser of steel products from the Off-taker, and nothing contained herein shall amend or otherwise modify the Sales Agreement[s]. The Off-taker has not delegated any of its obligations under the Sales Agreement[s] and remains responsible for its performance thereunder.
     This notice may be separately executed in counterparts by the parties hereto, each of which when so executed shall be deemed to constitute one agreement.
     Please acknowledge receipt of this notice and the Buyer’s agreement to comply with the terms specified above where indicated below.

Very truly yours, GERDAU ACOMINAS OVERSEAS LIMITED
By:
Name:
Title:

By:
Name:
Title:

Acknowledged and Agreed by: [NAME OF DESIGNATED ELIGIBLE BUYER]
By:
Name:
Title:

By:
Name:
Title:

cc:
JPMorgan Chase Bank, N.A.,
   as Collateral Agent
[                    ]
[                    ]
Attention: [          ]

EXHIBIT F
FORM OF INTERCOMPANY EXPORT AGREEMENT
INTERCOMPANY EXPORT AGREEMENT
     THIS INTERCOMPANY EXPORT AGREEMENT, dated as of September 10, 2007 (as amended, modified or supplemented from time to time, this “Agreement”), is entered into among Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., each a company duly organized and existing under the laws of the Federative Republic of Brazil (each, an “Exporter,” and collectively, the “Exporters”), and Gerdau Acominas Overseas Limited, a company duly organized and existing under the laws of the Cayman Islands (the “Off-taker”).
WITNESSETH:
     WHEREAS, Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, the Exporters, the Off-taker and Gerdau Ameristeel Corporation, as Guarantors, the Banks party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as collateral agent (in such capacity, together with its successors in such capacity, the “Collateral Agent”), are parties to a Senior Export and Working Capital Facility Agreement dated as of the date hereof (as amended restated or otherwise modified from time to time, the “Export Facility Agreement”), providing for the Banks to make the Loans to the Borrowers, which Loans are guaranteed by the Guarantors;
     WHEREAS, it is a condition precedent to the Export Facility Agreement that the Exporters and the Off-taker enter into this Agreement for the sale of the Products by the Exporters to the Off-taker, for further resale by the Off-taker to Designated Eligible Buyers;
     NOW, THEREFORE, to induce the Banks to enter into the Export Facility Agreement and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Exporters and the Off-taker have agreed to execute this Agreement.
     Accordingly, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.1 Definitions. As used herein, the following terms shall have the following meanings:
     “Agreement” has the meaning set forth in the introduction hereto.
     “Export” has the meaning set forth in Section 2.1.
     “Exporters” has the meaning set forth in the introduction hereto.
     “Export Facility Agreement” has the meaning set forth in the recitals hereto.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit F — Form of Intercompany Export Agreement

     “Off-taker” has the meaning set forth in the introduction hereto.
     “Process Agent” has the meaning set forth in Section 6.9(b).
     “Sale Termination Date” means the date on which all amounts payable under the Credit Documents (other than any indemnification obligations that have not yet been incurred) have been paid in full and the Commitments thereunder have been terminated.
     SECTION 1.2 Other Defined Terms and Interpretive Provisions. All capitalized terms used but not defined herein shall have the meanings given to such terms in the Export Facility Agreement, and the rules of interpretation set forth therein shall apply to this Agreement.
ARTICLE II
SALE OF PRODUCTS
     SECTION 2.1 Sale of Products by the Exporters. Commencing October 15, 2007, the Exporters hereby agree to sell and the Off-taker hereby agrees to purchase Products (each such sale to the Off-taker an “Export”) in sufficient quantities (i) to generate the Overall Coverage Amount from time to time through and including the Sale Termination Date and (ii) to satisfy the Off-Taker’s requirements so that it can satisfy the Periodic Coverage Amount test from time to time during each Interest Period. In order to request any Export hereunder, the Off-taker shall notify the Exporters of the amount and/or type of Products to be sold to the Off-taker and such other information as may be applicable. All Exports to the Off-taker shall be made pursuant to Off-taker’s standard terms and conditions of purchase, unless otherwise agreed by the parties hereto. For the purpose of clarification, the Exporters’ obligations hereunder shall not be terminated except as described in Section 5.2, including as a result of any bankruptcy, insolvency or similar event with respect to the Off-taker or any non-payment by the Off-taker hereunder.
     SECTION 2.2 Purchase and/or Resale by the Off-taker. It is understood and agreed by the Exporters that the price and terms and conditions of resale by the Off-taker to Designated Eligible Buyers of the Products purchased by the Off-taker shall be determined by the Off-taker in its sole discretion.
     SECTION 2.3 Governmental Approvals. In connection with each Export, the Exporters shall be responsible for obtaining all required Governmental Approvals and for satisfying whatever formalities may be required with respect to any Export and to take such other actions related thereto as the Off-taker may reasonably request, and to deliver evidence of any such Governmental Approvals to the Off-taker within a reasonable time after the Off-taker’s request therefore.
     SECTION 2.4 Acknowledgement of the Export Prepayment and Pledge. Each Exporter hereby acknowledges the Off-taker’s pledge pursuant to the Security Agreement to the Collateral Agent of its rights to enforce the payment obligations of the Designated Eligible Buyers set forth, from time to time, on Schedule I to the Security Agreement and agrees to such pledge (and acknowledges that the Collateral Agent has no obligation to satisfy any of the Off-taker’s obligations hereunder).

ARTICLE III
COVENANTS OF THE EXPORTERS
     SECTION 3.1 Covenants. Each Exporter covenants and agrees with the Off-taker that, commencing October 15, 2007 and until the Sale Termination Date, such Exporter shall:
     (a) not, without the prior written consent of each of the Banks, sell, assign, grant a Lien on or otherwise transfer (by operation of law or otherwise) any of its rights or obligations hereunder (it being understood that any attempt to do any of the above without the prior written consent of the Banks shall be null and void ab initio); and
     (b) in addition to any sales commitments arising hereunder or in connection with the sale of Products by the Off-taker to Designated Eligible Buyers, each Exporter shall cooperate with the Off-taker in dealing promptly and fairly with complaints concerning the quality of the Products, including taking such action to resolve justified complaints as may be reasonably requested by the Off-taker.
ARTICLE IV
TERM AND TERMINATION
     SECTION 4.1 Term. This Agreement shall commence on the date of its execution and shall continue until the Sale Termination Date.
     SECTION 4.2 Early Termination. As described in Section 13.9 of the Export Facility Agreement, this Agreement may be terminated at any time before the Sale Termination Date only upon delivery of a notice of termination hereof that is signed by the Collateral Agent (acting at the direction of the Banks) and delivered to the Exporters and the Off-taker.

ARTICLE V
MISCELLANEOUS
     SECTION 5.1 Waivers. No failure on the part of either party hereto to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided herein are cumulative and not exclusive of any other remedies provided by Applicable Law. Each of the Exporters hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any and all rights it may have to excuse its performance of any of its obligations under this Agreement (including such Exporter’s obligation to export Products to the Off-taker) as a result of the Off-taker’s not making a payment for Exports of such Exporter due to the non-release by the Collateral Agent, in accordance with the Export Facility Agreement, of amounts on deposit in the Collection Account upon occurrence of an Event of Default.
     SECTION 5.2 Notices. All notices, requests, instructions, directions and other communications provided for herein (including any modifications of, or waivers, requests or consents under, this Agreement) shall be given in writing and sent to each party hereto at its address specified on Schedule II to the Export Facility Agreement, or to such other address as may be designated in writing from time to time by each party hereto. Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given when personally delivered or, in the case of a facsimile or mailed notice, upon receipt, in each case given or addressed as aforesaid.
     SECTION 5.3 Expenses. Each of the Exporters and the Off-taker shall bear its own expenses with respect to the transactions contemplated hereby. The Exporters shall pay all sales, use, stamp, duty, transfer, vehicle use, service, recording, real estate and other taxes, fees or similar charges, if any, imposed by any Governmental Authority in connection with any Export hereunder.
     SECTION 5.4 Modification of Agreement. All modifications, consents, amendments or waivers of any provision of this Agreement shall be effective only if made in accordance with the terms of the Export Facility Agreement and the same shall be approved in writing by the parties hereto and consented to in writing by the Collateral Agent and then shall be effective only in the specific instance and for the specific purpose for which given.
     SECTION 5.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that the Exporters may not assign or transfer any of their respective rights or obligations under this Agreement without the prior written consent of the Collateral Agent (any attempt to do so being null and void ab initio).

     SECTION 5.6 Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.
     SECTION 5.7 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. A copy of this Agreement signed by all the parties hereto shall be retained by the parties hereto and the Collateral Agent.
     SECTION 5.8. Third-Party Beneficiaries. The parties hereby agree that the Collateral Agent and Secured Parties shall have the rights of third-party beneficiaries under this Agreement and that, after the occurrence of an Activation Event, the Collateral Agent may enforce the agreements herein made for the benefit of the Secured Parties as if such Persons were parties hereto.
     SECTION 5.9. Governing Law; Jurisdiction, Service of Process and Venue. (a) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York. For the purposes of Article 9 of Brazilian Decree-Law No. 4,657 dated September 4, 1942, and for no other purpose whatsoever, the transactions contemplated hereby have been proposed by the Off-taker.
     (b) ANY LEGAL ACTION OR PROCEEDING BY OR AGAINST ANY PARTY HERETO OR WITH RESPECT TO OR ARISING OUT OF THIS AGREEMENT MAY BE BROUGHT IN OR REMOVED TO THE COURTS OF THE STATE OF NEW YORK, IN AND FOR THE COUNTY OF NEW YORK, OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK (IN EACH CASE SITTING IN THE BOROUGH OF MANHATTAN). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS (AND COURTS OF APPEALS THEREFROM) FOR LEGAL PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE EXPORTER IRREVOCABLY CONSENTS TO THE APPOINTMENT OF THE PROCESS AGENT AS ITS AGENT TO RECEIVE SERVICE OF PROCESS (WITH RESPECT TO THIS AGREEMENT) IN NEW YORK, NEW YORK.
     (c) Each Exporter hereby irrevocably appoints Law Debenture Corporate Services, Inc. (the “Process Agent”), with offices currently located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States of America, as its agent and true and lawful attorney-in-fact in its name, place and stead to accept on its behalf service of copies of the summons and complaint and any other process that may be served in any such suit, action or proceeding brought in the State of New York, and agrees that the failure of the Process Agent to give any notice of any such service of process to it shall not impair or affect the validity of such service or, to the extent permitted by Applicable Law, the enforcement of any judgment based thereon. Such appointment shall be irrevocable until the Sale Termination Date, except that if for any reason the Process Agent appointed hereby ceases to be able to act as such, then each Exporter shall, by an instrument reasonably satisfactory to the Collateral Agent, appoint another Person in the

Borough of Manhattan as such Process Agent subject to the approval (which approval shall not be unreasonably withheld) of the Collateral Agent. Each Exporter covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the designation of a process agent pursuant to this paragraph in full force and effect and to cause such process agent to act as such.
     (d) Nothing herein shall in any way be deemed to limit the ability of any Person to serve any process or summons in any manner permitted by Applicable Law or to obtain jurisdiction over any other Person in such other jurisdictions, and in such manner, as may be permitted by Applicable Law.
     (e) Each party hereto hereby irrevocably waives any objection that it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in or removed to New York City (and courts of appeals therefrom) and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment (in respect of which time for all appeals has elapsed) in any such suit, action or proceeding shall be conclusive and may be enforced in any court to the jurisdiction of which the applicable Person is or may be subject, by suit upon judgment.
     (f) Each Exporter irrevocably waives, to the fullest extent permitted by Applicable Law, any claim that any action or proceeding commenced against it relating in any way to this Agreement should be dismissed or stayed by reason, or pending the resolution, of any action or proceeding commenced by such Exporter relating in any way to this Agreement, whether or not commenced earlier. To the fullest extent permitted by Applicable Law, each Exporter shall take all measures necessary for any such action or proceeding commenced against it to proceed to judgment before the entry of judgment in any such action or proceeding commenced by such Exporter.
     SECTION 5.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, LITIGATION OR OTHER PROCEEDING OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY OTHER PERSON, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. EACH OF THE PARTIES HERETO AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED IN A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING THAT SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THE AGREEMENT OF EACH PARTY HERETO TO THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE OTHER PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

     SECTION 5.11 Waiver of Immunity. To the extent that any Exporter may be or becomes entitled to claim for itself or its Property any immunity on the ground of sovereignty or the like from suit, court jurisdiction, attachment before judgment, attachment in aid of execution of a judgment or execution of a judgment, and to the extent that in any such jurisdiction there may be attributed such an immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity with respect to its obligations under this Agreement.
     SECTION 5.12 Use of English Language. This Agreement has been negotiated and executed in the English language. Except as otherwise provided, (a) all certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement (including any modifications or supplements hereto) shall be in the English language, or accompanied by a certified English translation thereof, and (b) in the case of any document originally issued in a language other than English, the English language version of any such document shall for purposes of this Agreement and (absent manifest error) control the meaning of the matters set forth therein.
     SECTION 5.13 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior or contemporaneous agreements and understandings of such Persons, verbal or written, relating to the subject matter hereof and thereof.
     SECTION 5.14 Severability. The illegality or unenforceability in any jurisdiction of any provision hereof or of any document required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or such other document in such jurisdiction or such provision in any other jurisdiction.
     SECTION 5.15. No Petition Covenant. Notwithstanding any prior termination of this Agreement, the Exporters shall not, before the date that is one year and one day after the Sale Termination Date, acquiesce, petition or otherwise invoke or cause the Off-taker to invoke the process of any court or other Governmental Authority for the purpose of commencing or sustaining a case against the Off-taker under any bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Off-taker or any part of its Property, or ordering the winding up or liquidation of the affairs of the Off-taker.
[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

EXPORTERS GERDAU S.A.,
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOMINAS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOS LONGOS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU AÇOS ESPECIAIS S.A.
By:
Name:
Title:

By:
Name:
Title:

GERDAU COMERCIAL DE AÇOS S.A.
By:
Name:
Title:

By:
Name:
Title:

OFF-TAKER GERDAU ACOMINAS OVERSEAS LIMITED
By:
Name:
Title:

By:
Name:
Title:

Acknowledged and Agreed as of the date first above written:

JPMORGAN CHASE BANK, N.A., as Collateral Agent
By:
Name:
Title:

EXHIBIT G
FORM OF COMPLIANCE CERTIFICATE
COMPLIANCE CERTIFICATE
JPMorgan Chase Bank, N.A.,
   as Collateral Agent
[                    ]
[                    ]
Attention: [                    ]
     This certificate is furnished pursuant to Section 8.15(f) of the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended, restated or otherwise modified from time to time, the “Agreement”), entered into among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers, Gerdau S.A. (“Gerdau”), Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors, the Banks party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Unless otherwise defined herein, capitalized terms used in this Compliance Certificate shall have the same meanings set forth in the Agreement.
     I, the undersigned, the [TITLE] of Gerdau, solely in my capacity as [TITLE] of Gerdau, do hereby certify that:
     (1) (i) The amount of Export Receivables in the aggregate generated from sales of Products to Designated Eligible Buyers during the most recently elapsed Interest Period is U.S.$[        ], which amount equals to or exceeds the Periodic Coverage Amount applicable to such Interest Period, and (ii) the Periodic Coverage Amount applicable to such Interest Period was generated specifically from Export Receivables derived from sales of Products to Designated Eligible Buyers.
     [(2) Attached hereto is a true, correct and complete copy of a letter (or similar document) from JPMorgan Chase Bank, N.A. certifying as to the total US Dollar amount credited to the Off-taker’s Payment Account during the most recently elapsed Interest Period, which amount equals to or exceeds 125% of the Pre-Export Loans Debt Service Amount applicable to the most recently ended Interest Period.]4

4.	Insert if Compliance Certificate is delivered prior to an Activation Event.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit G — Form of Compliance Certificate

G-1

     [(3) Attached hereto is a revised Schedule IV to the Agreement (the “Revised Schedule IV”), which in accordance with Section 8.15(c) of the Agreement automatically amends the existing Schedule IV to the Agreement. Each of the Eligible Buyers set forth on the Revised Schedule IV (i) is hereby designated as an additional Designated Eligible Buyer by the Off-taker, (ii) satisfies all of the applicable conditions for such designation specified in the Agreement and (iii) satisfies all of the eligibility requirements referred to in the definition of “Eligible Buyers”.]5
          IN WITNESS WHEREOF, I have hereunto set my hand this [___] day of [_________], 200[___].

GERDAU S.A.
By:
Name:
Title:

By:
Name:
Title:

[AGREED AND ACKNOWLEDGED: GERDAU ACOMINAS OVERSEAS LIMITED, as the Off-taker
By:
Name:
Title:

By:
Name:
	Title:	][6]

5	Insert if amending Schedule IV to the Agreement.

6	Insert if amending Schedule IV to the Agreement.

G-2

EXHIBIT H-1
OFFICERS’ CERTIFICATE
          I, the undersigned, [President/Vice President] of [                    ], a [                    ] corporation (the “Borrower”), do hereby certify, solely in my capacity as [President/Vice President] of the Borrower, on behalf of the Borrower that:
          1. This Certificate is furnished pursuant to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as in effect on the date hereof, the “Agreement”), among the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Agreement.
          2. The following named individuals are elected officers of the Borrower, each holds the office of the Borrower set forth opposite his name and each such individual is duly authorized by the Borrower to execute and deliver on its behalf any other instrument or document delivered under the agreement that may be necessary for the borrowing of loans; and has held such office as of the date of the signing of the Agreement. The signature written opposite the name and title of each such officer is his correct signature. For purposes of each such agreement and document so entered into by the Borrower in connection therewith, the below mentioned persons shall be deemed to be duly and properly in office and authorized to execute and deliver any and all such agreements and documents on behalf of the Borrower, unless and until the Administrative Agent shall have received written notice that such incumbency or authorization has terminated.

Name[7]	Office	Signature

          3. Attached hereto as Exhibit A is a certified copy of the [articles of incorporation] [partnership agreement] of the Borrower, together with all amendments thereto, which were duly adopted and are in full force and effect on the date hereof.

7.	Include name, office and signature of each officer who will sign the Credit Documents and subsequent notices to be delivered thereunder, including the officer who will sign the certification at the end of this Certificate.
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit H-1 — Officers’ Certificate

H-1-1

          4. Attached hereto as Exhibit B is a true and correct copy of resolutions, which were duly adopted on                     ,       [by unanimous written consent of the Board of [Directors][Managers] of the Borrower] [by a meeting of the Board of [Directors][Managers] of the Borrower at which a quorum was present and acting throughout], and said resolutions have not been rescinded, amended or modified. Except as attached hereto as Exhibit B, no resolutions have been adopted by the Board of [Directors][Managers] of the Borrower that deal with the execution, delivery or performance of any of the Credit Documents.
          5. On the date hereof, the Specified Representations are true and correct in all respects. All other representations and warranties contained in the Agreement and the other Credit Documents are true and correct in all material respects[, except as set forth on Schedule I hereto] 8.
          6. On the date hereof, no Default (other than a Default arising under Section 10.2(b)) or Event of Default has occurred and is continuing.
          7. There is no proceeding for the dissolution or liquidation of the Borrower or threatening its existence.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of September 2007.

By:
Name:
Title:

[8]	Schedule I to contain reasonable detail of the scope and nature of any misrepresentation.

H-1-2

          I, the undersigned, [Secretary/Assistant Secretary] of the Borrower, solely in my capacity as [Secretary/Assistant Secretary] of the Borrower, do hereby certify that:
          [Name of Person making above certifications] is the duly elected and qualified [President/Vice President] of the Borrower and the signature above is his genuine signature.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of September 2007.

By:
Name:
Title:

H-1-3

EXHIBIT H-2
OFFICERS’ CERTIFICATE
          I, the undersigned, [President/Vice President] of [Gerdau S.A.] [Gerdau Ameristeel Corporation] [Gerdau Açominas S.A.] [Gerdau Acominas Overseas Limited] [Gerdau Aços Longos S.A.] [Gerdau Aços Especiais S.A.] [Gerdau Comercial de Aços S.A.], a corporation [(sociedade anônima)] organized and existing under the laws of [Canada] [Brazil] [Cayman Islands] (the “Company”), solely in my capacity as [President/Vice President] of the Company, do hereby certify on behalf of the Company that:
          1. This Certificate is furnished pursuant to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as in effect on the date hereof, the “Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers; the Company, [Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.], as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Agreement.
          2. The following named individuals are elected officers of the Company, each holds the office of the Company set forth opposite his name and each such individual is duly authorized by the Company to execute and deliver on its behalf any other instrument or document delivered under the agreement that may be necessary for the borrowing of loans; and has held such office as of the date of the signing of the Agreement. The signature written opposite the name and title of each such officer is his correct signature. For purposes of each such agreement and document so entered into by the Company in connection therewith, the below mentioned persons shall be deemed to be duly and properly in office and authorized to execute and deliver any and all such agreements and documents on behalf of the Company, unless and until the Administrative Agent shall have received written notice that such incumbency or authorization has terminated.

Name[9]	Office	Signature

Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit H-2 — Officers’ Certificate

9.	Include name, office and signature of each officer who will sign the Credit Documents and subsequent notices to be delivered thereunder, including the officer who will sign the certification at the end of this Certificate.

H-2-1

          3. Attached hereto as Exhibit A is a certified copy of the articles of incorporation of the Company, together with all amendments thereto, which were duly adopted and are in full force and effect on the date hereof.
          4. Attached hereto as Exhibit B is a true and correct copy of resolutions, which were duly adopted on                     ,       [by unanimous written consent of the Board of Directors of the Borrower] [by a meeting of the Board of Directors of the Borrower at which a quorum was present and acting throughout], and said resolutions have not been rescinded, amended or modified. Except as attached hereto as Exhibit B, no resolutions have been adopted by the Board of Directors of the Borrower that deal with the execution, delivery or performance of any of the Credit Documents.
          5. On the date hereof, the Specified Representations are true and correct in all respects. All other representations and warranties contained in the Agreement and the other Credit Documents are true and correct in all material respects[, except as set forth on Schedule I hereto] 10.
          6. On the date hereof, no Default (other than a Default arising under Section 10.2(b)) or Event of Default has occurred and is continuing.
          7. There is no proceeding for the dissolution or liquidation of the Company or threatening its existence.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of September 2007.

By:
Name:
Title:

[10]	Schedule I to contain reasonable detail of the scope and nature of any misrepresentation.

H-2-2

          I, the undersigned, [Secretary/Assistant Secretary] of the Company, solely in my capacity as [Secretary/Assistant Secretary] of the Company, do hereby certify that:
          [Name of Person making above certifications] is the duly elected and qualified [President/Vice President] of the Borrower and the signature above is his genuine signature.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of September 2007.

By:
Name:
Title:

H-2-3

EXHIBIT I
CHANGE OF CONTROL NOTICE
     [                     ___, 20     ]
JPMorgan Chase Bank, N.A.,
    as Administrative Agent
[                    ]
[                    ]
Attention: [                    ]
Ladies and Gentlemen:
          Reference is hereby made to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          Pursuant to Section 2.8(a) of the Agreement, the undersigned confirm the occurrence of a Change of Control and agree to provide the Banks with the documentation required by Section 2.8(a)(i)-(iii) of the Agreement in a form satisfactory to the Administrative Agent within 15 calendar days following the effective date of such Change in Control.
          The undersigned, GNA Partners, GP irrevocably offers to prepay the outstanding principal balance of the Tranche B Loans plus accrued interest thereon, plus any amounts payable pursuant to Section 4.4 of the Agreement with respect thereto, on the date occurring five (5) Business Days following the delivery of the Exercise Notice in accordance with Section 2.8(b) of the Agreement.

Very truly yours, Gerdau Ameristeel US Inc.
By:
Name:
Title:

GNA Partners, GP
By:
Name:
Title:

Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit I — Change of Control Notice

I-1

Gerdau S.A.
By:
Name:
Title:

By:
Name:
Title:

I-2

EXHIBIT J
FORM OF ASSIGNMENT AGREEMENT
          This ASSIGNMENT AND ACCEPTANCE AGREEMENT (the “Agreement”) dated as of                     ,       is made between                      (the “Assignor”) and                      (the “Assignee”).
RECITALS
          The Assignor is a party to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended, restated or otherwise modified through the date hereof, the “Credit Agreement”), among Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the Banks as defined therein (including the Assignor, the “Banks”); JPMorgan Chase Bank, N.A., as Collateral Agent, and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement.
          The Assignor wishes to assign to the Assignee [a portion][all] of the rights and obligations of the Assignor under the Credit Agreement in respect of its portion of the Loan, its Notes, its Commitment and the other rights and obligations of the Assignor in connection therewith, and the Assignee wishes to accept assignment of such rights and to assume such obligations from the Assignor, in each case on the terms and subject to the conditions of this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:
     Section 1. Assignment and Acceptance. (a) Subject to the terms and conditions of this Agreement: (i) the Assignor hereby sells, transfers and assigns to the Assignee; and (ii) the Assignee hereby purchases, assumes and undertakes from the Assignor, without recourse and without representation or warranty (except as provided in this Agreement), U.S.$           of the Assignor’s [Commitment and/or Loan], and all related rights, benefits, obligations, liabilities and indemnities of the Assignor under and in connection with the Credit Agreement (all of the foregoing being herein called the “Assigned Rights and Obligations”).
     (b) With effect on and after the Effective Date (as defined in Section 5 hereof), the Assignee shall be a party to the Credit Agreement and succeed to all of the rights and be obligated to perform all of the obligations of a Bank under the Credit Agreement, including the requirements concerning confidentiality and the payment of indemnification to the Agents. The Assignee agrees that it shall perform in accordance with their terms all of the obligations that by the terms of the Credit Agreement are required to be performed by it as a Bank. It is the intent of the parties hereto that the Assignor shall relinquish its rights and be released from its obligations under the Credit Agreement to the extent that such obligations have been assumed by the Assignee; provided that the Assignor shall not relinquish its rights under Article IV or
Gerdau Amended and Restated
Export and Working Capital Agreement
Exhibit J — Form of Assignment Agreement

Section 13.1 of the Credit Agreement in respect of the Assigned Rights and Obligations to the extent such rights relate to the time before the Effective Date.
     Section 2. Payments. (a) As consideration for the sale, transfer and assignment contemplated in Section 1, the Assignee shall pay to the Assignor on the Effective Date in immediately available funds an amount [equal to U.S.$          , representing the principal amount of the outstanding and funded Loan and accrued interest thereon included within the Assigned Rights and Obligations][set forth in a separate agreement between the Assignor and the Assignee].
     (b) The Assignee further agrees to pay to the Administrative Agent a processing fee in the amount specified in Section 13.3(b) of the Credit Agreement.
     Section 3. Reallocation of Payments. Any interest, fees and other payments accrued with respect to the Assigned Rights and Obligations: (a) prior to the Effective Date, shall be for the account of the Assignor, and (b) on and after the Effective Date, shall be for the account of the Assignee. Each of the Assignor and the Assignee agrees that it shall hold in trust for the other party any interest, fees and other amounts that it may receive to which the other party is entitled pursuant to the preceding sentence and pay to the other party any such amounts that it may receive promptly upon receipt.
     Section 4. Independent Credit Decision. The Assignee: (a) acknowledges that it has received a copy of the Credit Agreement, the Schedules and Exhibits thereto and the other Credit Documents (other than the Fee Letter), together with copies of the financial statements of Gerdau and the Borrower most recently delivered pursuant to the Credit Agreement, and such other documents and information as it has deemed appropriate to make its own credit and legal analysis and decision to enter into this Agreement, and (b) agrees that it shall, independently and without reliance upon the Assignor, the Administrative Agent or any other Bank and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit and legal decisions in taking or not taking action under the Credit Documents.
     Section 5. Effective Date; Notices (a) As between the Assignor and the Assignee, the effective date for this Agreement shall be                     ,       (the “Effective Date”); provided that the following conditions precedent have been satisfied on or before the Effective Date:
               (i) this Agreement shall be executed and delivered by the Assignor and the Assignee,
               (ii) the consent of the Administrative Agent [and Gerdau]11 shall have been duly obtained and shall be in full force and effect as of the Effective Date,

11.	To include only if Gerdau’s consent to the assignment is required per the definition of “Eligible Assignee” of the Credit Agreement.

               (iii) the Assignee shall pay to the Assignor all amounts due to the Assignor under this Agreement (confirmation of which shall be informed to the Administrative Agent by the Assignor), and
               (iv) the processing fee referred to in Section 2(b) shall have been paid to the Administrative Agent.
     (b) Promptly after the execution of this Agreement, the Assignor shall deliver to the Administrative Agent, for consent and acceptance by the Administrative Agent [and Gerdau]12, a Notice of Assignment substantially in the form attached hereto as Schedule 1.
     [Section 6. Administrative Agent. The Assignee shall assume no duties or obligations held by the Assignor in its capacity as an Administrative Agent under the Credit Documents.]13
     Section 7. Representations and Warranties. (a) The Assignor represents and warrants that: (i) it is the legal and beneficial owner of the Assigned Rights and Obligations, which are free and clear of any Lien or other adverse claim; (ii) it is duly organized and existing and has the full power and authority to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (iii) no notices to, or consents (other than the consent referred to in Section 5(ii)), authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and apart from any agreements or undertakings or consents or filings required by the Credit Agreement, no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; and (iv) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignor, enforceable against the Assignor in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors’ rights and to general principles of equity.
     (b) The Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the other Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, the other Credit Documents or any other document furnished pursuant thereto. The Assignor makes no representation or warranty in connection with, and assumes no responsibility with respect to, the solvency, financial condition or statements of any Obligor or any other Person, or the performance or observance by any Obligor or any other Person of any of its obligations under the Credit Agreement, any other Credit Document or any other document furnished in connection therewith.

12.	To be inserted if Gerdau’s consent to the assignment is required per the definition of “Eligible Assignee” of the Credit Agreement

13.	To be inserted if Administrative Agent is the Assignor.

     (c) The Assignee represents and warrants that: (i) it is duly organized and existing and has the full power and authority to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (ii) no notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and apart from any agreements or undertakings or filings required by the Credit Agreement, no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; (iii) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignee, enforceable against the Assignee in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors’ rights and to general principles of equity; and (iv) it is not an Obligor or any Affiliate thereof.
     (d) Further Assurances. The Assignor and the Assignee each hereby agree to execute and deliver such other documents, and take such other action, as either party or the Administrative Agent reasonably may request in connection with the transactions contemplated by this Agreement, including the delivery of any notices or other documents the Administrative Agent that may be required in connection with the assignment and assumption contemplated hereby.
     Section 8. Miscellaneous. (a) Any amendment or waiver of any provision of this Agreement shall be in writing and signed by the Assignor, the Assignee and the Administrative Agent. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach thereof.
     (b) All payments made hereunder shall be made without any set-off or counterclaim.
     (c) The Assignor and the Assignee each shall pay its own costs and expenses (including attorney costs) incurred in connection with the negotiation, preparation, execution and performance of this Agreement and related documents.
     (d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.
     (e) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. The Assignor and the Assignee each irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York or of the United States for the Southern District of New York sitting in the Borough of Manhattan, New York City over any legal action or proceeding arising out of or relating to this Agreement or any Credit Document, and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in aforesaid courts. Each party to this Agreement hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this agreement or any other credit document brought in the aforesaid courts and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.
     (f) THE ASSIGNOR AND THE ASSIGNEE EACH HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.

     IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

[ASSIGNOR], as the Assignor
By:
Name:
Title:

[ASSIGNEE], as the Assignee
By:
Name:
Title:

Address:

Attn:

SCHEDULE 1
to Assignment Agreement
NOTICE OF ASSIGNMENT AND ACCEPTANCE
                    ,
JPMorgan Chase Bank, N.A.,
as the Administrative Agent
[          ]
Attn: [                    ]
Ladies and Gentlemen:
          We refer to the Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”), Gerdau Ameristeel US Inc. and GNA Partners, GP, as the Borrowers; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the Banks as defined therein (including the Assignor); JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A., as Collateral Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement.
     (a) We hereby give you notice of, and request your consent to, the assignment by                      (the “Assignor”) to                      (the “Assignee”) of [all][a portion] of the right, title and interest of the Assignor in and to the Credit Agreement (including [all][a portion] of the right, title and interest of the Assignor in and to the Assignor’s a [Commitment and/or Loan] pursuant to the Assignment and Acceptance Agreement attached hereto (the “Assignment Agreement”)). After giving effect to such assignment (assuming no repayments after                     ,      ), the principal amount of the Assignee’s [Commitment and/or Loan] will be U.S.$          .
     (b) The Assignee agrees that, upon receiving the consent of the Administrative Agent [and Gerdau] to such assignment and the satisfaction of the other conditions of effectiveness of the assignment to be effected by the Assignment Agreement, the Assignee shall be bound by the terms of the Credit Agreement as fully and to the same extent as if it were the Bank originally holding such interest in the Credit Agreement.
     (c) You are entitled to rely upon the representations, warranties and covenants of each of the Assignor and the Assignee contained in the Assignment Agreement.

          IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Notice of Assignment and Acceptance to be executed by their respective duly authorized officials, officers or agents as of the date first above mentioned.

Very truly yours, [ASSIGNOR],
By:
Name:
Title:

[ASSIGNEE]
By:
Name:
Title:

ASSIGNMENT AND ACCEPTANCE CONSENTED TO: JPMORGAN CHASE BANK, N.A., as the Administrative Agent
By:
Name:
Title:

[GERDAU S.A., as Guarantor
By:
Name:
Title:

By:
Name:
	Title:	] [14]

14.	To be included if required pursuant to the Credit Agreement.